     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON May 9, 2000
                                          Registration Nos. 333-30180, 811-5626
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
     Pre-Effective Amendment No. 1                                  [X]
     Post-Effective Amendment No.                                   [ ]
                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
     Amendment No. [  ]                                             [X]

                        (Check appropriate box or boxes)

                               SEPARATE ACCOUNT B
                           (EXACT NAME OF REGISTRANT)

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

         1475 Dunwoody Drive, West Chester, PA                19380
         (Address of Depositor' Principal Executive Offices) (Zip Code) 610-425-3400
         (ADDRESS AND TELEPHONE NUMBER OF DEPOSITOR'S PRINCIPAL OFFICES)

Marilyn Talman, Esq.                        COPY TO:
Golden American Life Insurance Company      Stephen E. Roth, Esq.
1475 Dunwoody Drive                         Sutherland Asbill & Brennan LLP
West Chester, PA  19380                     1275 Pennsylvania Avenue, N.W.
(610)425-3516                               Washington, D.C. 20004-2404
(NAME AND ADDRESS OF AGENT FOR SERVICE
  OF PROCESS)

                APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

   As soon as practical after the effective date of the Registration Statement


                   TITLE OF SECURITIES BEING REGISTERED:

                 Interests in a separate account under flexible
                 ----------------------------------------------
                 premium deferred variable annuity contracts.
                 --------------------------------------------


--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PART A

       SUPPLEMENT FOR LINKING FID BROCHURE TO
         PROSPECTUS OF GOLDENSELECT NC VA/R/

ING VARIABLE ANNUITIES
GOLDEN AMERICAN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B OF GOLDEN AMERICAN LIFE INSURANCE COMPANY


               PROFILE AND PROSPECTUS SUPPLEMENT

                       DATED MAY 15, 2000



             Supplement to the Profile and
           Prospectus dated  May 15, 2000 for
  DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACTS
                           issued
          by Golden American Life Insurance Company
        (the "GoldenSelect NC VA Prospectus")

                         __________

You should keep this supplement with your Prospectus.


A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by Golden American Life Insurance Company. The
Fixed Interest Division is part of the Golden American
General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General
Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered through an Offering Brochure, dated May 15, 1999. The Fixed
Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. When reading through the GoldenSelect NC VA Prospectus, the Fixed Interest Division should be counted among the various subaccounts available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the
Offering Brochure carefully before you invest in the Fixed
Interest Division.

ING VARIABLE ANNUITIES
Golden American Life Insurance Company
Golden American Life Insurance Company is a stock company domiciled in Delaware

107408   FID NC VA                                          05/15/00

        PROFILE AND PROSPECTUS OF GOLDENSELECT NC VA/R/

ING  VARIABLE  ANNUITIES



GOLDEN AMERICAN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B OF GOLDEN AMERICAN LIFE INSURANCE COMPANY
[BEGIN SHADED BOX]

                               PROFILE OF

                            GOLDENSELECT NC VA

  DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT

                         MAY 15, 2000


    This Profile is a summary of some of the more important points that you should know and consider before purchasing the Contract. The Contract is more fully described in the full prospectus which accompanies this Profile. Please read the prospectus carefully.


[END SHADED BOX]





1.  THE ANNUITY CONTRACT
The Contract offered in this prospectus is a deferred combination variable and fixed annuity contract between you and Golden American Life Insurance Company. The Contract provides a means for you to invest on a tax-deferred basis in (i) one or more of 26 mutual fund investment portfolios through our Separate Account B and/or (ii) in a fixed account of Golden American with guaranteed interest periods. The 26 mutual fund portfolios are listed on page 3 below. We currently offer guaranteed interest periods of 6 months, 1, 3, 5, 7 and 10 years in the fixed account. We set the interest rates in the fixed account (which will never be less than 3%) periodically. We may credit a different interest rate for each interest period. The interest you earn in the fixed account as well as your principal is guaranteed by Golden American as long as you do not take your money out before the maturity date for the applicable interest period. If you withdraw your money from the fixed account more than 30 days before the applicable maturity date, we will apply a market value adjustment. A market value adjustment could increase or decrease your contract value and/or the amount you take out. Generally, the investment portfolios are designed to offer a better return than the fixed account. However, this is NOT guaranteed. You may not make any money, and you can even lose the money you invest.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the date on which you start receiving the annuity payments under your Contract. The amounts you accumulate during the accumulation phase will determine the amount of annuity payments you will receive. The income phase begins on the annuity start date, which is the date you start receiving regular annuity payments from your Contract.

NC PROFILE                                     PROSPECTUS BEGINS AFTER
                                                PAGE 7 OF THIS PROFILE

You determine (1) the amount and frequency of premium payments, (2) the investments, (3) transfers between investments, (4) the type of annuity to be paid after the accumulation phase, (5) the beneficiary who will receive the death benefit, and (6) the amount and frequency of withdrawals.

2.  YOUR ANNUITY PAYMENTS (THE INCOME PHASE)
Annuity payments are the periodic payments you will begin receiving on the annuity start date. You may choose one of the following annuity payment options:


   -----------------------------------------------------------------------------------------
                                          ANNUITY OPTIONS
   -----------------------------------------------------------------------------------------
   Option 1            Income for a fixed      Payments are made fora specified number of
                       period                  years to you or yourbeneficiary.
   -----------------------------------------------------------------------------------------
   Option 2            Income for life with    Payments are made forthe rest of your life
                       a period certain        or longer for a specified  period such as 10
                                               or 20 years or until the total  amount used
                                               to buy this option has been repaid. This
                                               option comes with an added guarantee that
                                               payments will continue to your beneficiary
                                               for the remainder of such period if you
                                               should die during the period.
   -----------------------------------------------------------------------------------------
   Option 3            Joint life income       Payments are made for your life and the life
                                               of another person (usually your spouse).
   -----------------------------------------------------------------------------------------
   Option 4            Annuity plan            Any other annuitization plan that we choose
                                               to offer on the annuity start date.
   -----------------------------------------------------------------------------------------

Annuity payments under Options 1, 2 and 3 are fixed. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the Investment Company Act of 1940, it will comply with the requirements of such Act. Once you elect an annuity option and begin to receive payments, it cannot be changed.

3.  PURCHASE (BEGINNING OF THE ACCUMULATION PHASE)
You may purchase the Contract with an initial payment of $5,000 or more ($1,500 for a qualified Contract) up to and including age 70. You may make additional payments of $100 or more ($250 for a qualified Contract) at any time before you turn 76 during the accumulation phase. Under certain circumstances, we may waive the minimum initial and additional premium payment requirement. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000, requires our prior approval.

Who may purchase this Contract? Contracts offered by the prospectus accompanying this Profile are available only to customers of First Union National Bank and its affiliates. The Contract may be purchased by individuals as part of a personal retirement plan (a "non-qualified Contract"), or as a Contract that qualifies for special tax treatment when purchased as either an Individual Retirement Annuity (IRA) or in connection with a qualified retirement plan (each a "qualified Contract").

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot risk getting back less money than you put in.

                                  2                   NC PROFILE

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other benefits including death benefits and the ability to receive a lifetime income. See "Expenses" in this profile.

4.   THE INVESTMENT PORTFOLIOS
You can direct your money into (1) the fixed account with guaranteed interest periods of 6 months, 1, 3, 5, 7 and 10 years, and/or (2) into any one or more of the following 26 mutual fund investment portfolios through our Separate Account B. The investment portfolios are described in the prospectuses for the GCG Trust and the Evergreen Variable Annuity Trust. Keep in mind that while an investment in the fixed account earns a fixed interest rate, an investment in any investment portfolio, depending on market conditions, may cause you to make or lose money. The investment portfolios available under your Contract are:

     THE GCG TRUST
      Liquid Asset Series            Rising Dividends Series        Mid-Cap Growth Series
      Limited Maturity Bond Series   Managed Global Series          Small Cap Series
      Global Fixed Income Series     Large Cap Value Series         Growth Series
      Fully Managed Series           All Cap Series                 Real Estate Series
      Total Return Series            Research Series                Hard Assets Series
      Equity Income Series           Capital Appreciation Series    Developing World Series
      Investors Series               Capital Growth Series
      Value Equity Series            Strategic Equity Series

     EVERGREEN VARIABLE ANNUITY TRUST
      Evergreen VA Equity Index Fund
      Evergreen VA Foundation Fund
      Evergreen VA Global Leaders
      Evergreen VA Small Cap Value

5.  EXPENSES
The Contract has insurance features and investment features, and there are charges related to each. For the insurance features, the Company deducts a mortality and expense risk charge, an asset-based administrative charge and an annual contract administrative charge of $50. We deduct the mortality and expense risk charge and the asset-based administrative charges daily directly from your contract value in the investment portfolios. The mortality and expense risk charge and the asset-based administrative charge, on an annual basis, are as follows:


    Mortality & Expense Risk Charge........     1.25%
    Asset-Based Administrative Charge......     0.15%
        Total..............................     1.40%

Each investment portfolio has charges for investment management fees and other expenses. These charges, which vary by investment portfolio, currently range from 0.56% to 1.75% annually (see following table) of the portfolio's average daily net asset balance.

If you withdraw money from your Contract, or if you begin receiving annuity payments, we may deduct a premium tax of 0%-3.5% to pay to your state.

We deduct a surrender charge if you surrender your Contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount is 10% of premium payments not previously withdrawn received within 10 years prior to the date of the withdrawal. The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment withdrawn.

                                  3            NC PROFILE

   COMPLETE YEARS ELAPSED      0  | 1  | 2  | 3  | 4  |5  |6  |7  |8  |9  |10+|
      SINCE PREMIUM PAYMENT       |    |    |    |    |   |   |   |   |   |   |
                                  |    |    |    |    |   |   |   |   |   |   |
   SURRENDER CHARGE           8.5%|8.5%|8.5%|8.5%|8.5%|8% |7% |6% |4% |2% | 0%|

The following table is designed to help you understand the Contract charges. The "Total Annual Insurance Charges" column includes the mortality and expense risk charge, the asset-based administrative charge, and reflects the annual contract administrative charge as 0.17% (based on an assumed average contract value of $30,000). The "Total Annual Investment Portfolio Charges" column reflects the portfolio charges for each portfolio and are based on actual expenses as of December 31, 1999, except for (i) portfolios that commenced operations during 1999 where the charges have been annualized, and
(ii) newly formed portfolios where the charges have been estimated. The column "Total Annual Charges" reflects the sum of the previous two columns. The columns under the heading "Examples" show you how much you would pay under the Contract for a 1-year period and for a 10-year period.

As required by the Securities and Exchange Commission, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of Year 1 or at the end of Year 10. The 1 Year examples include an 8.5% surrender charge. For Years 1 and 10, the examples show the total annual charges assessed during that time. For these examples, the premium tax is assumed to be 0%.

                                  4                        NC PROFILE

---------------------------------------------------------------------------------------------------
                                                                              EXAMPLES:
                                         TOTAL ANNUAL                         --------
                        TOTAL ANNUAL    INVESTMENT    TOTAL           TOTAL CHARGES AT THE END OF:
                         INSURANCE       PORTFOLIO       ANNUAL
INVESTMENT PORTFOLIO      CHARGES         CHARGES        CHARGES         1 YEAR        10 YEARS
---------------------------------------------------------------------------------------------------
THE GCG TRUST
Liquid Asset                 1.57%           0.56%          2.13%          $107         $266
--------------------------------------------------------------------------------------------
Limited Maturity Bond        1.57%           0.57%          2.14%          $107         $267
--------------------------------------------------------------------------------------------
Global Fixed Income          1.57%           1.60%          3.17%          $117         $368
--------------------------------------------------------------------------------------------
Fully Managed                1.57%           0.97%          2.54%          $111         $308
--------------------------------------------------------------------------------------------
Total Return                 1.57%           0.91%          2.48%          $110         $302
--------------------------------------------------------------------------------------------
Equity Income                1.57%           0.96%          2.53%          $111         $307
--------------------------------------------------------------------------------------------
Investors                    1.57%           1.01%          2.58%          $111         $311
--------------------------------------------------------------------------------------------
Value Equity                 1.57%           0.96%          2.53%          $111         $307
--------------------------------------------------------------------------------------------
Rising Dividends             1.57%           0.96%          2.53%          $111         $307
--------------------------------------------------------------------------------------------
Managed Global               1.57%           1.25%          2.82%          $114         $335
--------------------------------------------------------------------------------------------
Large Cap Value              1.57%           1.01%          2.58%          $111         $311
--------------------------------------------------------------------------------------------
All Cap                      1.57%           1.01%          2.58%          $111         $311
--------------------------------------------------------------------------------------------
Research                     1.57%           0.91%          2.48%          $110         $302
--------------------------------------------------------------------------------------------
Capital Appreciation         1.57%           0.96%          2.53%          $111         $307
--------------------------------------------------------------------------------------------
Capital Growth               1.57%           1.05%          2.62%          $112         $315
--------------------------------------------------------------------------------------------
Strategic Equity             1.57%           0.96%          2.53%          $111         $307
--------------------------------------------------------------------------------------------
Mid-Cap Growth               1.57%           0.91%          2.48%          $110         $302
--------------------------------------------------------------------------------------------
Small Cap                    1.57%           0.96%          2.53%          $111         $307
--------------------------------------------------------------------------------------------
Growth                       1.57%           1.04%          2.61%          $111         $314
--------------------------------------------------------------------------------------------
Real Estate                  1.57%           0.96%          2.53%          $111         $307
--------------------------------------------------------------------------------------------
Hard Assets                  1.57%           0.96%          2.53%          $111         $307
--------------------------------------------------------------------------------------------
Developing World             1.57%           1.75%          3.32%          $118         $381
--------------------------------------------------------------------------------------------

EVERGREEN VARIABLE ANNUITY TRUST
--------------------------------------------------------------------------------------------
Evergreen VA
Equity  Index Fund           1.57%           0.62%          2.19%          $107         $240
--------------------------------------------------------------------------------------------
Evergreen VA
Foundation Fund              1.57%           0.95%          2.52%          $111         $306
--------------------------------------------------------------------------------------------
Evergreen VA
Global Leaders Fund          1.57%           1.20%          2.58%          $113         $330
--------------------------------------------------------------------------------------------
Evergreen VA
    Small Cap Value Fund     1.57%           1.37%          2.58%          $115         $346
--------------------------------------------------------------------------------------------

The "Total Annual Investment Portfolio Charges" column above reflect current expense reimbursements for applicable investment portfolios. For more detailed information, see "Fees and Expenses" in the prospectus for the Contract.

6.  TAXES
Under a qualified Contract, your premiums are generally pre-tax contributions and accumulate on a tax-deferred basis. Premiums and earnings are generally taxed as income when you make a withdrawal or begin receiving annuity payments, presumably when you are in a lower tax bracket.

Under a non-qualified Contract, premiums are paid with after-tax dollars, and any earnings will accumulate tax-deferred. You will be taxed on these earnings, but not on premiums, when you withdraw them from the Contract.

For owners of most qualified Contracts, when you reach age 70 1/2 (or, in some cases, retire), you will be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts at your request.

                                  5                     NC PROFILE

If you are younger than 59 1/2 when you take money out, in most cases, you will be charged a 10% federal penalty tax on the taxable earnings withdrawn.

Any death benefit proceeds are taxable.

7.  WITHDRAWALS
You can withdraw your money at any time during the accumulation phase. You may elect in advance to take systematic withdrawals which are described on page 7. Withdrawals above the free withdrawal amount may be subject to a surrender charge. We will apply a market value adjustment if you withdraw your money from the fixed account more than 30 days before the applicable maturity date. Income taxes and a penalty tax may apply to amounts withdrawn.

8.  PERFORMANCE
The value of your Contract will fluctuate depending on the investment performance of the portfolio(s) you choose. Since this is a new
Contract, there is no actual performance history to illustrate.
Actual performance information will be shown in an updated prospectus. Please keep in mind that past or hypothetical performance is not a guarantee of future results.

9.  DEATH BENEFIT
The death benefit is payable when the first of the following persons dies: the contract owner, joint owner, or annuitant (if a contract owner is not an individual). Assuming you are the contract owner, if you die during the accumulation phase, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as required claim forms, at our Customer Service Center. If your beneficiary elects to delay receipt of the death benefit until a date after the time of your death, the amount of the benefit payable in the future may be affected. If you die after the annuity start date and you are the annuitant, your beneficiary will receive the death benefit you chose under the annuity option then in effect. The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

Under the death benefit, if you die before the annuity start date, your beneficiary will receive the greatest of:

1)  the contract value;
2) the total premium payments made under the Contract after pro rata adjustments for any withdrawals; or
3)  the cash surrender value.

Note: The amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted.

10. OTHER INFORMATION
    FREE LOOK. If you cancel the Contract within 10 days after you receive it, you will receive a refund of the adjusted contract value. We determine your contract value at the close of business on the day we receive your written refund request. For purposes of the refund during the free look period, (i) we adjust your contract value for any market value adjustment (if you have invested in the fixed account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. Also, in certain situations, you may be entitled to a longer free look period.


                                  6                         NC PROFILE

    TRANSFERS AMONG INVESTMENT PORTFOLIOS AND THE FIXED ACCOUNT. You can make transfers among your investment portfolios and your investment in the fixed account as frequently as you wish without any current tax implications. The minimum amount for a transfer is $100. There is currently no charge for transfers, and we do not limit the number of transfers allowed. The Company may, in the future, charge a $25 fee for any transfer after the twelfth transfer in a contract year or limit the number of transfers allowed. Keep in mind that if you transfer or otherwise withdraw your money from the fixed account more than 30 days before the applicable maturity date, we will apply a market value adjustment. A market value adjustment could increase or decrease your contract value and/or the amount you transfer or withdraw.

    NO PROBATE. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate. See "Federal Tax Consideration-Taxation of Death Benefit Proceeds" in the prospectus for the Contract.

    ADDITIONAL FEATURES. This Contract has other features you may be interested in. These include:

    Dollar Cost Averaging. This is a program that allows you to invest a fixed amount of money in the investment portfolios each month, which may give you a lower average cost per unit over time than a single one-time purchase. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. This option is currently available only if you have $1,200 or more in the Limited Maturity Bond or the Liquid Asset investment portfolios or in the fixed account with either a 6-month or 1-year guaranteed interest period. Transfers from the fixed account under this program will not be subject to a market value adjustment.

    Systematic Withdrawals. During the accumulation phase, you can arrange to have money sent to you at regular intervals throughout the year. Within limits these withdrawals will not result in any surrender charge. Withdrawals from your money in the fixed account under this program are not subject to a market value adjustment. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

    Automatic Rebalancing. If your contract value is $10,000 or more, you may elect to have the Company automatically readjust the money between your investment portfolios periodically to keep the blend you select. Investments in the fixed account are not eligible for automatic rebalancing.

11. INQUIRIES
If you need more information after reading this profile and the prospectus, please contact us at:

CUSTOMER SERVICE CENTER
P.O. BOX 2700
WEST CHESTER, PA  19380
(800) 366-0066

or your registered representative.







                                  7                       NC PROFILE

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[BEGIN SHADED BOX]

    GOLDEN AMERICAN LIFE INSURANCE COMPANY
    SEPARATE ACCOUNT B OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

     DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY PROSPECTUS
                GOLDENSELECT [NC]

-----------------------------------------------------------------------
[END SHADED BOX]

                                                        MAY 15, 2000

This prospectus describes GoldenSelect [NC], a group and individual deferred variable annuity contract (the "Contract") offered by Golden American Life Insurance Company (the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("non-qualified Contracts").

The Contract provides a means for you to invest your premium payments in one or more of 26 mutual fund investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. The investment portfolios available under your Contract and the portfolio managers are listed on the back of this cover.

We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We set the interest rates periodically. We will not set the interest rate to be less than a minimum annual rate of 3%. You may choose guaranteed interest periods of 6 months, and 1, 3, 5, 7and 10 years. The interest earned on your money as well as your principal is guaranteed as long as you hold them until the maturity date. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. You bear the risk that you may receive less than your principal if we take a Market Value Adjustment. For Contracts sold in some states, not all Fixed Interest Allocations or subaccounts are available. You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information, dated May 15, 2000, has been filed with the Securities and Exchange Commission. It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 2700, West Chester, Pennsylvania 19380 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The table of contents of the Statement of Additional Information ("SAI") is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS
PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

AN INVESTMENT IN SUBACCOUNTS THROUGH THE GCG TRUST OR THE
EVERGREEN VARIABLE ANNUITY TRUST IS NOT A BANK DEPOSIT AND IS
NOT INSURED OR GUARANTEED BY ANY BANK OR BY THE FEDERAL DEPOSIT
INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR
THE GCG TRUST AND THE EVERGREEN VARIABLE ANNUITY TRUST.

[BEGIN SHADED BOX]

A LIST OF THE INVESTMENT PORTFOLIOS AND THE MANAGERS ARE LISTED ON
THE BACK OF THIS COVER.
------------------------------------------------------------------------
[END SHADED BOX]

The investment portfolios available under your Contract and the portfolio managers are:

THE GCG TRUST
    A I M CAPITAL MANAGEMENT, INC.
        Capital Appreciation Series
        Strategic Equity Series
    ALLIANCE CAPITAL MANAGEMENT L. P.
        Capital Growth Series
    BARING INTERNATIONAL INVESTMENT LIMITED (AN AFFILIATE)
        Hard Assets Series
        Developing World Series
        Global Fixed Income Series
    CAPITAL GUARDIAN TRUST COMPANY
        Large Cap Value Series
        Managed Global Series
        Small Cap Series
    EAGLE ASSET MANAGEMENT, INC
        Value Equity Series
    ING INVESTMENT MANAGEMENT, LLC (AN AFFILIATE)
        Limited Maturity Bond Series
        Liquid Asset Series
    JANUS CAPITAL CORPORATION
        Growth Series
    KAYNE ANDERSON INVESTMENT MANAGEMENT, LLC
        Rising Dividends Series
    MASSACHUSETTS FINANCIAL SERVICES COMPANY
        Mid-Cap Growth Series
        Research Series
        Total Return Series
    THE PRUDENTIAL INVESTMENT CORPORATION
        Real Estate Series
    SALOMON BROTHERS ASSETS MANAGEMENT, INC.
        All Cap Series
        Investors Series
    T. ROWE PRICE ASSOCIATES, INC.
        Equity Income Series
        Fully Managed Series
EVERGREEN VARIABLE ANNUITY TRUST
    EVERGREEN ASSET MANAGEMENT, INC.
        Evergreen VA Equity Index Fund
        Evergreen VA Foundation Fund
        Evergreen VA Global Leaders Fund
        Evergreen VA Small Cap Value Fund

The above mutual fund investment portfolios are purchased and held by corresponding divisions of our Separate Account B. We refer to the divisions as "subaccounts" and the money you place in the Fixed Account's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

----------------------------------------------------------------------
                          TABLE OF CONTENTS
----------------------------------------------------------------------
                                                                PAGE
    Index of Special Terms                                        1
    Fees and Expenses                                             2
    Performance Information                                       5
        Accumulation Unit                                         5
        Net Investment Factor                                     5
        Condensed Financial Information                           6
        Financial Statements                                      6
        Performance Information                                   6
    Golden American Life Insurance Company                        7
    The Trusts                                                    7
    Golden American Separate Account B                            8
    The Investment Portfolios                                     8
        Investment Objectives                                     8
        Investment Management Fees                               10
    The Fixed Interest Allocation                                11
        Selecting a Guaranteed Interest Period                   11
        Guaranteed Interest Rates                                11
        Transfers from a Fixed Interest Allocation               12
        Withdrawals from a Fixed Interest Allocation             12
        Market Value Adjustment                                  13
    The Annuity Contract                                         14
        Contract Date and Contract Year                          14
        Annuity Start Date                                       14
        Contract Owner                                           14
        Annuitant                                                14
        Beneficiary                                              15
        Purchase and Availability of the Contract                15
        Crediting of Premium Payments                            16
        Contract Value                                           16
        Cash Surrender Value                                     17
        Surrendering to Receive the Cash Surrender Value         17
        Addition, Deletion or Substitution of Subaccounts
            and Other Changes                                    17
        The Fixed Account                                        18
        Other Contracts                                          18
        Other Important Provisions                               18
    Withdrawals                                                  18
        Regular Withdrawals                                      18
        Systematic Withdrawals                                   19
        IRA Withdrawals                                          19
    Transfers Among Your Investments                             20
        Dollar Cost Averaging                                    21
        Automatic Rebalancing                                    21
    Death Benefit                                                22
        Death Benefit During the Accumulation Phase              22
        Death Benefit During the Income Phase                    23
    Charges and Fees                                             23
        Charge Deduction Subaccount                              23
        Charges Deducted from the Contract Value                 23

----------------------------------------------------------------------
                        TABLE OF CONTENTS (CONTINUED)
----------------------------------------------------------------------
                                                                PAGE
            Surrender Charge                                     23
            Waiver of Surrender Charge for Extended
                    Medical Care                                 24
            Free Withdrawal Amount                               24
            Surrender Charge for Excess Withdrawals              24
            Premium Taxes                                        24
            Administrative Charge                                24
            Transfer Charge                                      24
        Charges Deducted from the Subaccounts                    25
            Mortality and Expense Risk Charge                    25
            Asset-Based Administrative Charge                    25
        Trust Expenses                                           25
    The Annuity Options                                          25
        Annuitization of Your Contract                           25
        Selecting the Annuity Start Date                         26
        Frequency of Annuity Payments                            26
        The Annuity Options                                      26
            Income for a Fixed Period                            26
            Income for Life with a Period Certain                26
            Joint Life Income                                    26
            Annuity Plan                                         26
        Payment When Named Person Dies                           26
    Other Contract Provisions                                    27
        Reports to Contract Owners                               27
        Suspension of Payments                                   27
        In Case of Errors in Your Application                    27
        Assigning the Contract as Collateral                     27
        Contract Changes-Applicable Tax Law                      27
        Free Look                                                27
        Group or Sponsored Arrangements                          28
        Selling the Contract                                     28
    Other Information                                            29
        Voting Rights                                            29
        State Regulation                                         29
        Legal Proceedings                                        29
        Legal Matters                                            29
        Experts                                                  29
    Federal Tax Considerations                                   30
    More Information About Golden American Life Insurance
                Company
    Financial Statements of Golden American Life Insurance
                Company
    Statement of Additional Information
        Table of Contents
    Appendix A
        Market Value Adjustment Examples                         A1
    Appendix B
        Surrender Charge for Excess Withdrawals Example          B1

INDEX OF SPECIAL TERMS
The following special terms are used throughout this prospectus.
Refer to the page(s) listed for an explanation of each term:

SPECIAL TERM    PAGE
Accumulation Unit                  6
Annuitant                         16
Annuity Start Date                15
Cash Surrender Value              18
Contract Date                     15
Contract Owner                    15
Contract Value                    17
Contract Year                     15
Fixed Interest Allocation         12
Free Withdrawal Amount            25
Market Value Adjustment           14
Net Investment Factor              6
Death Benefit                     23


The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the
Contract:


TERM USED IN THIS PROSPECTUS       CORRESPONDING TERM USED IN THE
CONTRACT
Accumulation Unit Value            Index of Investment Experience
Annuity Start Date                 Annuity Commencement Date
Contract Owner                     Owner or Certificate Owner
Contract Value                     Accumulation Value
Transfer Charge                    Excess Allocation Charge
Fixed Interest Allocation          Fixed Allocation
Free Look Period                   Right to Examine Period
Guaranteed Interest Period         Guarantee Period
Subaccount(s)                      Division(s)
Net Investment Factor              Experience Factor
Regular Withdrawals                Conventional Partial Withdrawals
Withdrawals                        Partial Withdrawals

----------------------------------------------------------------------
                          FEES AND EXPENSES
----------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES*
    Surrender Charge:

   COMPLETE YEARS ELAPSED      0  | 1  | 2  | 3  | 4  |5  |6  |7  |8  |9  |10+|
      SINCE PREMIUM PAYMENT       |    |    |    |    |   |   |   |   |   |   |
                                  |    |    |    |    |   |   |   |   |   |   |
   SURRENDER CHARGE           8.5%|8.5%|8.5%|8.5%|8.5%|8% |7% |6% |4% |2% | 0%|


    Transfer Charge..............................      None**

    *   If you invested in a Fixed Interest Allocation, a Market
        Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

    ** We may in the future charge $25 per transfer if you make more than 12 transfers in a contract year.

ANNUAL CONTRACT ADMINISTRATIVE CHARGE***

    Administrative Charge ................................     $50

    *** We deduct this charge on each contract anniversary and on surrender.

SEPARATE ACCOUNT ANNUAL CHARGES****

    Mortality & Expense Risk Charge.......................   1.25%
    Asset-Based Administrative Charge.....................   0.15%
                                                             -----
    Total Separate Account Charges........................   1.40%

    **** As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily.

THE GCG TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio):

--------------------------------------------------------------------------------
                                 MANAGEMENT           OTHER          TOTAL
PORTFOLIO                          FEE(1)          EXPENSES(2)      EXPENSES(3)
--------------------------------------------------------------------------------
Liquid Asset                        0.56%              0.00%          0.56%
--------------------------------------------------------------------------------
Limited Maturity Bond               0.56%              0.01%          0.57%
--------------------------------------------------------------------------------
Global Fixed Income                 1.60%              0.00%          1.60%
--------------------------------------------------------------------------------
Fully Managed                       0.96%              0.01%          0.97%
--------------------------------------------------------------------------------
Total Return                        0.91%              0.00%          0.91%
--------------------------------------------------------------------------------
Equity Income                       0.96%              0.00%          0.96%
--------------------------------------------------------------------------------
Investors                           1.00%              0.01%          1.01%
--------------------------------------------------------------------------------
Value Equity                        0.96%              0.00%          0.96%
--------------------------------------------------------------------------------
Rising Dividends                    0.96%              0.00%          0.96%
--------------------------------------------------------------------------------
Managed Global                      1.25%              0.00%          1.25%
--------------------------------------------------------------------------------
Large Cap Value                     1.00%              0.01%          1.01%
--------------------------------------------------------------------------------
All Cap                             1.00%              0.01%          1.01%
--------------------------------------------------------------------------------
Research                            0.91%              0.00%          0.91%
--------------------------------------------------------------------------------
Capital Appreciation                0.96%              0.00%          0.96%
--------------------------------------------------------------------------------
Capital Growth                      1.04%              0.01%          1.05%
--------------------------------------------------------------------------------
Strategic Equity                    0.96%              0.00%          0.96%
--------------------------------------------------------------------------------
Mid-Cap Growth                      0.91%              0.00%          0.91%
--------------------------------------------------------------------------------
Small Cap                           0.96%              0.00%          0.96%
--------------------------------------------------------------------------------
Growth                              1.04%              0.00%          1.04%
--------------------------------------------------------------------------------
Real Estate                         0.96%              0.00%          0.96%
--------------------------------------------------------------------------------
Hard Assets                         0.96%              0.00%          0.96%
--------------------------------------------------------------------------------
Developing World                    1.75%              0.00%          1.75%
--------------------------------------------------------------------------------

     (1) Fees decline as the total assets of certain combined portfolios increase. See the prospectus for the GCG Trust for more information.

     (2) Other expenses generally consist of independent trustees fees and certain expenses associated with investing in international markets. Other expenses are based on actual expenses for the year ended December 31, 1999, except for portfolios that commenced operations in 2000 where the charges have been estimated.

     (3) Total Expenses are based on actual expenses for the fiscal year ended December 31, 1999.

EVERGREEN VARIABLE ANNUITY TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio after fees, waivers and expense reimbursements):


--------------------------------------------------------------------------------
                                                      OTHER          TOTAL
                                                     EXPENSES       EXPENSES
                                 MANAGEMENT       AFTER EXPENSE   AFTER EXPENSE
PORTFOLIO                           FEE           REIMBURSEMENT REIMBURSEMENT(3)
--------------------------------------------------------------------------------

Evergreen VA Equity Index
        Fund                        0.32%               0.30%          0.62%(1)

Evergreen VA Foundation Fund        0.75%               0.20%          0.95%(2)

Evergreen VA Global Leaders
        Fund                        0.87%               0.33%          1.20%(2)

Evergreen VA Small Cap Value
        Fund                        0.87%               0.50%          1.37%(2)

(1) Estimated for the fiscal period ending 12/31/2000.
(2) Restated for the fiscal year ended 12/31/99 to reflect current fees.
(3) Other than the Evergreen VA Foundation Fund, from time to time, the fund's investment advisor may, at its discretion, reduce or waive its fees or reimburse a fund for certain of its expenses in order to reduce expense ratios. The fund's investment advisor may cease these waivers or reimbursements at any time. The total expenses do not reflect fee waivers and expense reimbursements. Estimated to include fee waivers and expenses, reimbursements and restating to reflect current fees, total expenses for the Evergreen VA Equity Index Fund would have been .30%.
    Including fee waivers and expense reimbursements, total expenses for the Evergreen VA Global Leaders Fund and
    Evergreen VA Small Cap Value Funds were 1.01%.

The purpose of the foregoing tables is to help you understand various costs and expenses that you will bear directly and indirectly.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the tables above or in the examples below.

EXAMPLES:
The following two examples are designed to show you the expenses you would pay on a $1,000 investment that earns 5% annually. The examples reflect the deduction of a mortality and expense risk charge, an asset- based administrative charge, and the annual contract administrative charge as an annual charge of 0.17% of assets (based on an average contract value of $30,000). Note that surrender charges may apply if you choose to annuitize your Contract within the first 5 years, and under certain circumstances, within the first 10 contract years. Thus, in the event you annuitize your Contract under circumstances which require a surrender charge, you should refer to Example 1 below which assumes applicable surrender charges.

Example 1:
If you surrender your Contract at the end of the applicable time period, you would pay the following expenses for each $1,000 invested:



    THE GCG TRUST           1 YEAR   3 YEARS   5 YEARS   10 YEARS
    Liquid Asset             $107      $152      $199       $266
    Limited Maturity Bond    $107      $152      $200       $267
    Global Fixed Income      $117      $183      $251       $368
    Fully Managed            $111      $164      $220       $308
    Total Return             $110      $162      $217       $302
    Equity Income            $111      $164      $220       $307
    Investors                $111      $165      $222       $311
    Value Equity             $111      $164      $220       $307
    Rising Dividends         $111      $164      $220       $307
    Managed Global           $114      $172      $234       $335
    Large Cap Value          $111      $165      $222       $311
    All Cap                  $111      $165      $222       $311
    Research                 $110      $162      $217       $302
    Capital Appreciation     $111      $164      $220       $307
    Capital Growth           $112      $166      $224       $315
    Strategic Equity         $111      $164      $220       $307
    Mid-Cap Growth           $110      $162      $217       $302
    Small Cap                $111      $164      $220       $307
    Growth                   $111      $166      $224       $314
    Real Estate              $111      $164      $220       $307
    Hard Assets              $111      $164      $220       $307
    Developing World         $118      $187      $258       $381

    EVERGREEN VARIABLE ANNUITY TRUST
    Evergreen VA Equity
        Index Fund           $107      $154      $202       $272
    Evergreen VA Foundation
        Fund                 $111      $163      $219       $306
    Evergreen VA Global
        Leaders Fund         $113      $171      $231       $330
    Evergreen VA Small Cap
        Value Fund           $115      $176      $240       $346

Example 2:
If you do not surrender your Contract or if you annuitize on the annuity start date, you would pay the following expenses for each $1,000 invested:



    THE GCG TRUST           1 YEAR   3 YEARS   5 YEARS   10 YEARS
    Liquid Asset              $22       $67      $114      $246
    Limited Maturity Bond     $22       $67      $115      $247
    Global Fixed Income       $32       $98      $166      $348
    Fully Managed             $26       $79      $135      $288
    Total Return              $25       $77      $132      $282
    Equity Income             $26       $79      $135      $287
    Investors Value Equity    $26       $80      $137      $291
    Value Equity              $26       $79      $135      $287
    Rising Dividends          $26       $79      $135      $287
    Managed Global            $29       $87      $149      $315
    Large Cap Value           $26       $80      $137      $291
    All Cap                   $26       $80      $137      $291
    Research                  $25       $77      $132      $282
    Capital Appreciation      $26       $79      $135      $287
    Capital Growth            $27       $81      $139      $295
    Strategic Equity          $26       $79      $135      $287
    Mid-Cap Growth            $25       $77      $132      $282
    Small Cap                 $26       $79      $135      $287
    Growth                    $26       $81      $139      $294
    Real Estate               $26       $79      $135      $287
    Hard Assets               $26       $79      $135      $287
    Developing World          $33      $102      $173
    $361

    EVERGREEN VARIABLE ANNUITY TRUST
    Evergreen VA Equity
        Index Fund            $22       $69      $117      $252
    Evergreen VA Foundation
        Fund                  $26       $78      $134      $286
    Evergreen VA Global
        Leaders Fund          $28       $86      $146      $310
    Evergreen VA Small Cap
        Value Fund            $30       $91      $155      $326


THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE
SHOWN SUBJECT TO THE TERMS OF YOUR CONTRACT.


----------------------------------------------------------------------
                        PERFORMANCE INFORMATION
----------------------------------------------------------------------

ACCUMULATION UNIT
We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

THE NET INVESTMENT FACTOR
The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

(1) We take the net asset value of the subaccount at the end of each business day.
(2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
(3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.
(4) We then subtract the applicable daily mortality and expense risk charge and the daily asset-based administrative charge from the subaccount.

Calculations for the subaccounts are made on a per share basis.

FINANCIAL STATEMENTS
The audited financial statements of Separate Account B for the years ended December 31, 1999 and 1998 are included in the Statement of Additional Information. The audited consolidated financial statements of Golden American for the years ended December 31, 1999, 1998 and 1997 are included in this prospectus.

PERFORMANCE INFORMATION
From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate
Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Asset subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. Quotations of average annual return for the Managed Global subaccount take into account the period before September 3, 1996, during which it was maintained as a subaccount of Golden American Separate Account D. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account
B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Liquid Asset subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Asset subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming no surrender.

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.



----------------------------------------------------------------------
                GOLDEN AMERICAN LIFE INSURANCE COMPANY
----------------------------------------------------------------------

Golden American Life Insurance Company is a Delaware stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. Golden American is a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("Equitable of Iowa"). Equitable of Iowa is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in the Netherlands. Golden American is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. In May 1996, Golden American established a subsidiary, First Golden American Life Insurance Company of New York, which is authorized to sell annuities in New York and Delaware. Golden American's consolidated financial statements appear in this prospectus.

Equitable of Iowa is the holding company for Golden American, Directed Services, Inc., the investment manager of the GCG Trust and the distributor of the Contracts, and other interests. Equitable of Iowa and another ING affiliate own ING Investment Management, LLC, a portfolio manager of the GCG Trust. ING also owns Baring International Investment Limited, another portfolio manager of the GCG Trust.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.


----------------------------------------------------------------------
                              THE TRUSTS
----------------------------------------------------------------------

The GCG Trust is a mutual fund whose shares are offered to separate accounts funding variable annuity and variable life insurance policies offered by Golden American and other affiliated insurance companies. The GCG Trust may also sell its shares to separate accounts of other insurance companies, not affiliated with Golden American. Pending SEC approval, shares of the GCG Trust may also be sold to certain qualified pension and retirement plans. The address of the GCG Trust is 1475 Dunwoody Drive, West Chester, PA 19380.
The Evergreen Variable Annuity Trust is also a mutual fund whose shares are available to separate accounts of life insurance companies, including Golden American, for both variable annuity contracts and variable life insurance policies. The principal address of the Evergreen Variable Annuity Trust is 201 South College Street, Charlotte, NC 28288.

In the event that due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts conflict, we, the Boards of Trustees of the GCG Trust, Evergreen Variable Annuity Trust, Directed Services, Inc., Evergreen Asset Management, Inc., and any other insurance companies participating in the Trusts will monitor events to identify and resolve any material conflicts that may arise.

YOU WILL FIND COMPLETE INFORMATION ABOUT THE GCG TRUST AND THE
EVERGREEN VARIABLE ANNUITY TRUST IN THE ACCOMPANYING TRUSTS'
PROSPECTUSES.  YOU SHOULD READ THEM CAREFULLY BEFORE INVESTING.



----------------------------------------------------------------------
                    GOLDEN AMERICAN SEPARATE ACCOUNT B
----------------------------------------------------------------------

Golden American Separate Account B ("Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Account B but such assets are kept separate from our other accounts.
Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of the GCG Trust, or the Evergreen Variable Annuity Trust. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Account B. If the assets in Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

We currently offer other variable annuity contracts that invest in Account B but are not discussed in this prospectus. Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information see "The Annuity Contract - Additions, Deletions or Substitution of Subaccounts and Other Changes."


----------------------------------------------------------------------
                      THE INVESTMENT PORTFOLIOS
----------------------------------------------------------------------

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios listed in the section below. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO ANY INVESTMENT PORTFOLIO, AND YOU MAY LOSE YOUR
PRINCIPAL.

INVESTMENT OBJECTIVES
The investment objective of each investment portfolio is set forth below. You should understand that there is no guarantee that any portfolio will meet its investment objectives. Meeting objectives depends on various factors, including, in certain cases, how well the portfolio managers anticipate changing economic and market conditions. YOU CAN FIND MORE DETAILED INFORMATION ABOUT THE INVESTMENT PORTFOLIOS IN THE PROSPECTUSES FOR THE GCG TRUST AND THE EVERGREEN VARIABLE ANNUITY TRUST. YOU SHOULD READ THESE PROSPECTUSES BEFORE INVESTING.

INVESTMENT
PORTFOLIO              INVESTMENT OBJECTIVE
---------------------------------------------------------------------

THE GCG TRUST
Liquid Asset           Seeks high level of current income
                       consistent with the preservation of
                       capital and liquidity.
                       Invests primarily in obligations of the
                       U.S. Government and its agencies and
                       instrumentalities, bank obligations,
                       commercial paper and short-term corporate
                       debt securities.  All securities will
                       mature in less than one year.
                       ----------------------------------------------

Limited Maturity       Seeks highest current income consistent
Bond                   with low risk to principal and liquidity.
                       Also seeks to enhance its total return
                       through capital appreciation when market
                       factors, such as falling interest rates
                       and rising bond prices, indicate that
                       capital appreciation may be available
                       without significant risk to principal.
                       Invests primarily in diversified limited
                       maturity debt securities with average
                       maturity dates of five years or shorter
                       and in no cases more than seven years.
                       ----------------------------------------------

Global Fixed Income    Seeks high total return.
                       Invests primarily in high-grade fixed
                       income securities, both foreign and
                       domestic.
                       ----------------------------------------------

Fully Managed          Seeks, over the long term, a high total
                       investment return consistent with the
                       preservation of capital and with prudent
                       investment risk.
                       Invests primarily in the common stocks of
                       established companies believed by the
                       portfolio manager to have above-average
                       potential for capital growth.
                       ----------------------------------------------

Total Return           Seeks above-average income (compared to a
                       portfolio entirely invested in equity
                       securities) consistent with the prudent
                       employment of capital.
                       Invests primarily in a combination of
                       equity and fixed income securities.
                       ----------------------------------------------

Equity Income          Seeks substantial dividend income as well
                       as long-term growth of capital. Invests
                       primarily in common stocks of well-
                       established companies paying above-average
                       dividends.
                       ----------------------------------------------

Investors              Seeks long-term growth of capital.
                       Current income is a secondary objective.
                       Invests primarily in equity securities of
                       U.S.  companies and to a lesser degree,
                       debt  securities.
                       ----------------------------------------------

Value Equity           Seeks capital appreciation.  Dividend
                       income is a secondary objective.
                       Invests primarily in common stocks of
                       domestic and foreign issuers which meet
                       quantitative standards relating to
                       financial soundness and high intrinsic
                       value relative to price.
                       ----------------------------------------------

Rising Dividends       Seeks capital appreciation.  A secondary
                       objective is dividend income.
                       Invests in equity securities that meet the
                       following quality criteria: regular
                       dividend increases; 35% of earnings
                       reinvested annually; and a credit rating
                       of "A" to "AAA."
                       ----------------------------------------------

INVESTMENT
PORTFOLIO              INVESTMENT OBJECTIVE
---------------------------------------------------------------------

Managed Global         Seeks capital appreciation.  Current
                       income is only an incidental
                       consideration.
                       Invests primarily in common stocks traded
                       in securities markets throughout the
                       world.
                       ----------------------------------------------

Large Cap Value        Seeks long-term growth of capital and
                       income.
                       Invests primarily in equity and equity-
                       related securities of companies with
                       market capitalization greater than $1
                       billion.
                       ----------------------------------------------

All Cap                Seeks capital appreciation through
                       investment in securities which the
                       portfolio manager believes have above-
                       average capital appreciation potential.
                       Invests primarily in equity securities of
                       U.S. companies of any size.
                       ----------------------------------------------

Research               Seeks long-term growth of capital and
                       future income.
                       Invests primarily in common stocks or
                       securities convertible into common stocks
                       of companies believed to have better than
                       average prospects for long-term growth.
                       ----------------------------------------------

Capital                Seeks long-term capital growth.
Appreciation           Invests primarily in equity securities
                       believed by the portfolio manager to be
                       undervalued.
                       ----------------------------------------------

Capital Growth         Seeks long-term total return.
                       Invests primarily in common stocks of
                       companies where the potential for change
                       (earnings acceleration) is significant.
                       ----------------------------------------------

Strategic Equity       Seeks capital appreciation.
                       Invests primarily in common stocks of
                       medium- and small-sized companies.
                       ----------------------------------------------

Mid-Cap Growth         Seeks long-term growth of capital.
                       Invests primarily in equity securities of
                       companies with medium market
                       capitalization which the portfolio manager
                       believes have above-average growth
                       potential.
                       ----------------------------------------------

Small Cap              Seeks long-term capital appreciation.
                       Invests primarily in equity securities of
                       companies that have a total market
                       capitalization within the range of
                       companies in the Russell 2000 Growth Index
                       or the Standard & Poor's Small-Cap 600
                       Index.
                       ----------------------------------------------

Growth                 Seeks capital appreciation.
                       Invests primarily in common stocks of
                       growth companies that have favorable
                       relationships between price/earnings
                       ratios and growth rates in sectors
                       offering the potential for above-average
                       returns.
                       ----------------------------------------------

Real Estate            Seeks capital appreciation.  Current
                       income is a secondary objective.
                       Invests primarily in publicly-traded real
                       estate equity securities.
                       ----------------------------------------------

Hard Assets            Seeks long-term capital appreciation.
                       Invests primarily in hard asset
                       securities. Hard asset companies produce a
                       commodity which the portfolio manager is
                       able to price on a daily or weekly basis.
                       ----------------------------------------------

INVESTMENT
PORTFOLIO              INVESTMENT OBJECTIVE
---------------------------------------------------------------------

Developing World       Seeks capital appreciation.
                       Invests primarily in equity securities of
                       companies in developing or emerging
                       countries.
                       ----------------------------------------------

EVERGREEN VARIABLE ANNUITY
TRUST

Evergreen VA Equity    Seeks investment results that achieve
Index                  price and yield performance similar to the
                       Standard and Poor's 500 Composite Stock
                       Price Index ("S&P 500 Index").
                       Invests substantially all of its total
                       assets in equity securities that represent
                       a composite of the S&P 500 Index.
                       ----------------------------------------------

Evergreen VA           Seeks, in order of priority, reasonable
Foundation             income, conservation of capital and
                       capital appreciation.
                       Invests principally in a combination of
                       common stocks, securities convertible into
                       or exchangeable for common stocks and
                       fixed income securities.
                       ----------------------------------------------

Evergreen VA Global    Seeks to provide investors with long-term
Leaders                capital growth.
                       Invests at least 65% of its assets in a
                       diversified portfolio of U.S. and non-U.S.
                       equity securities of companies located in
                       the world's major industrialized
                       countries.
                       ----------------------------------------------

Evergreen VA Small     Seeks current income and capital growth in
Cap                    the value of its shares.
                       Invests primarily in common stocks and
                       convertible preferred stocks of small
                       companies (less than $1 billion in market
                       capitalization).
                       ----------------------------------------------


INVESTMENT MANAGEMENT FEES
Directed Services, Inc. serves as the overall manager to each portfolio of the GCG Trust. The GCG Trust pays Directed Services a monthly fee for its investment advisory and management services, including retaining portfolio managers to manage the assets of various portfolios. The monthly fee is based on the average daily net assets of an investment portfolio, and in some cases, the combined total assets of certain grouped portfolios.. Directed Services provides or procures, at its own expense, the services necessary for the operations of the portfolio. Directed Services (and not the GCG Trust) pays each portfolio manager a monthly fee for managing the assets of a portfolio based on the annual rates of the average daily net assets of a portfolio. For a list of the portfolio managers, see the front cover of this prospectus. Directed Services does not bear the expenses of brokerage fees and other transactional expenses for securities, taxes (if any) paid by a portfolio, interest on borrowing, fees and expenses of the independent trustees, and extraordinary expenses, such as litigation or indemnification expenses.

Evergreen Asset Management Corp. serves as the investment advisor to the Evergreen VA Foundation Fund, Evergreen VA Global Leaders Fund and the Evergreen VA Small Cap Value Fund. Evergreen Investment Management serves as the investment advisor to the Evergreen VA
Equity Index Fund.   The Evergreen Variable Annuity Trust pays
Evergreen Asset Management, Inc. and Evergreen Investment Management, both subsidiaries of First Union Corporation, a monthly advisory fee based on the average daily net assets of the investment portfolio for managing the assets of the portfolios and for administering the Evergreen Variable Annuity Trust.

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. For 1999, total portfolio fees and charges ranged from 0.56% to 1.75%. See "Fees and Expenses" in this prospectus.

We may receive compensation from the investment advisors, administrators and distributors in connection with administrative, distribution or other services and cost savings attributable to our services. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract.
The compensation paid by advisors, administrators or distributors may vary.

YOU CAN FIND MORE DETAILED INFORMATION ABOUT EACH PORTFOLIO,
INCLUDING ITS MANAGEMENT FEES, IN THE PROSPECTUSES FOR EACH TRUST. YOU SHOULD READ THESE PROSPECTUSES BEFORE INVESTING.


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                    THE FIXED INTEREST ALLOCATION
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You may allocate premium payments and transfer your contract value to the guaranteed interest periods of our Fixed Account at any time during the accumulation period. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We currently offer guaranteed interest periods of 6 months, 1, 3, 5, 7 and 10 years, although we may not offer all these periods in the future. You may select one or more guaranteed interest periods at any one time. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. YOU BEAR THE RISK THAT YOU MAY RECEIVE LESS THAN YOUR PRINCIPAL IF WE APPLY A MARKET VALUE ADJUSTMENT.

Assets supporting amounts allocated to the Fixed Account are available to fund the claims of all classes of our customer, contract owners and other creditors. Interests under your Contract relating to the Fixed Account are registered under the Securities Act of 1933, but the Fixed Account is not registered under the 1940 Act.

SELECTING A GUARANTEED INTEREST PERIOD
You may select one or more Fixed Interest Allocations with specified guaranteed interest periods. A guaranteed interest period is the period that a rate of interest is guaranteed to be credited to your Fixed Interest Allocation. We may at any time decrease or increase the number of guaranteed interest periods offered. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. For more information on DCA Fixed Interest Allocations, see "Transfers Among Your Investments - Dollar Cost Averaging."

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals (including any Market Value Adjustment applied to such withdrawal), transfers or other charges we may impose. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate which yields the quoted guaranteed interest rate.

GUARANTEED INTEREST RATES
Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. To find out the current guaranteed interest rate for a guaranteed interest period you are interested in, please contact our Customer Service Center or your registered representative. The determination may be influenced by the interest rates on fixed income investments in which we may invest with the amounts we receive under the Contracts. We will invest these amounts primarily in investment-grade fixed income securities (i.e., rated by Standard & Poor's rating system to be suitable for prudent investors) although we are not obligated to invest according to any particular strategy, except as may be required by applicable law. You will have no direct or indirect interest in these investments. We will also consider other factors in determining the guaranteed interest rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates but no Fixed Interest Allocation will ever have a guaranteed interest rate of less than 3% per year.

We may from time to time at our discretion offer interest rate specials for new premiums that are higher than the current base interest rate. Renewal rates for such rate specials will be based on the base interest rate and not on the special rates initially declared.

TRANSFERS FROM A FIXED INTEREST ALLOCATION
You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of Account B. We will transfer amounts from your Fixed Interest Allocations starting with the guaranteed interest period nearest its maturity date, until we have honored your transfer request.

The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. If a transfer request would reduce the contract value remaining in a Fixed Interest Allocation to less than $100, we will treat such transfer request as a request to transfer the entire contract value in such Fixed Interest Allocation. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the Liquid Asset subaccount and such a transfer is subject to a Market Value Adjustment.

On the maturity date of a guaranteed interest period, you may transfer amounts from the applicable Fixed Interest Allocation to the subaccounts and/or to new Fixed Interest Allocations with guaranteed interest periods of any length we are offering at that time. You may not, however, transfer amounts to any Fixed Interest Allocation with a guaranteed interest period that extends beyond the annuity start date.

At least 30 calendar days before a maturity date of any of your Fixed Interest Allocations, or earlier if required by state law, we will send you a notice of the guaranteed interest periods that are available. You must notify us which subaccounts or new guaranteed interest periods you have selected before the maturity date of your Fixed Interest Allocations. If we do not receive timely instructions from you, we will transfer the contract value in the maturing Fixed Interest Allocation to a new Fixed Interest Allocation with a guaranteed interest period that is the same as the expiring guaranteed interest period. If such guaranteed interest period is not available or would go beyond the annuity start date, we will transfer your contract value in the maturing Fixed Interest Allocation to the next shortest guaranteed interest period which does not go beyond the annuity start date. If no such guaranteed interest period is available, we will transfer the contract value to a subaccount specially designated by the Company for such purpose. Currently we use the Liquid Asset subaccount for such purpose.

WITHDRAWALS FROM A FIXED INTEREST ALLOCATION
During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. Systematic withdrawals from a Fixed Interest Allocation are not permitted if such Fixed Interest Allocation is currently participating in the dollar cost averaging program. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and, in some cases, a surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax.

If you tell us the Fixed Interest Allocation from which your withdrawal will be made, we will assess the withdrawal against that Fixed Interest Allocation. If you do not, we will assess your withdrawal pro-rata against the subaccounts in which you are invested unless the withdrawal exceeds the contract value in the subaccounts. If there is no contract value in those subaccounts, we will deduct your withdrawal from your

Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request.

MARKET VALUE ADJUSTMENT
A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

We determine the Market Value Adjustment by multiplying the amount you withdraw, transfer or apply to an income plan by the following factor:


                    (   1+I   )N/365
                    (---------)         -1
                    (1+J+.0050)
Where,
     o "I" is the Index Rate for the affected Fixed Interest Allocation as of the first day of its guaranteed interest period;

     o  "J" is equal to the following:

       (1) If calculated for a Fixed Interest Allocation of 1 year or more, then "J" is the Index Rate for a new Fixed Interest Allocation with a guaranteed interest period equal to the time remaining (rounded up to the next full year except in Pennsylvania) in the guaranteed interest period;

       (2) If calculated for a Fixed Interest Allocation of 6 months, then "J" is the lesser of the Index Rate for a new Fixed Interest Allocation with (i) a 6 month guaranteed interest period, or (ii) a 1 year guaranteed interest period at the time of calculation; and

     o "N" is the remaining number of days in the guaranteed interest period at the time of calculation.

The Index Rate is the average of the Ask Yields for U.S. Treasury Strips as quoted by a national quoting service for a period equal to the applicable guaranteed interest period. The average currently is based on the period starting from the 22nd day of the calendar month two months prior to the month of the Index Rate determination and ending the 21st day of the calendar month immediately before the month of determination. We currently calculate the Index Rate once each calendar month but have the right to calculate it more frequently. The Index Rate will always be based on a period of at least 28 days. If the Ask Yields are no longer available, we will determine the Index Rate by using a suitable and approved, if required, replacement method.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation. Several examples which illustrate how the Market Value Adjustment works are included in Appendix A.

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                        THE ANNUITY CONTRACT
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The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the GCG Trust and the Evergreen Variable Annuity Trust through Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account.

CONTRACT DATE AND CONTRACT YEAR
The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

ANNUITY START DATE
The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

CONTRACT OWNER
You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the income phase begins, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation.

If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit.

JOINT OWNER
 For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner.

ANNUITANT
The annuitant is the person designated by you to be the measuring life in determining annuity payments. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect.

The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. If the annuitant dies before the annuity start date, and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

If there is no contingent annuitant when the annuitant dies before the annuity start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

If there is no contingent annuitant when the annuitant dies before the annuity start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if you are not an individual.

BENEFICIARY
The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds and who becomes the successor contract owner if the contract owner (or the annuitant if the contract owner is other than an individual) dies before the annuity start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries.

You have the right to change beneficiaries before the annuity start date and before a death benefit becomes payable, unless you have designated an irrevocable beneficiary. When an irrevocable beneficiary has been designated, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract.

CHANGE OF CONTRACT OWNER OR BENEFICIARY
Before the annuity start date and before a death benefit becomes payable, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit and the guaranteed death benefit. The new owner's death will determine when a death benefit is payable. You may also change the beneficiary. All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

If the new owner's age is less than 86, the death benefit in effect prior to the change in owner will remain in effect. If the new owner's age is 86 or greater (based on the age of the older owner, if joint owners), the death benefit will be the cash surrender value. Once a death benefit has been changed due to a change in owner, a subsequent change to a younger owner will not restore any death benefit.

PURCHASE AND AVAILABILITY OF THE CONTRACT
Contracts offered by this prospectus are available only to customers of First Union National Bank and its affiliates. We will issue a Contract only if both the annuitant and the contract owner are not older than age 70.

The initial premium payment must be $5,000 or more ($1,500 for qualified Contracts). You may make additional payments of $100 or more ($250 for qualified Contracts) at any time after the free look period before you turn age 76. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other benefits including death benefits and the ability to receive a lifetime income. See "Fees and Expenses" in this prospectus.

CREDITING OF PREMIUM PAYMENTS
We will process your initial premium within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all necessary information. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed.

We will allocate your initial payment according to the instructions you specified. If a subaccount is not available or is requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative, we will allocate your initial payment proportionally among the other subaccount(s) in your instructions. For initial premium payments, the payment will be credited at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccount and/or Fixed Interest Allocation specified by you within 2 business days.

We will make inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro rata calculations. If a subaccount is no longer available or is requested in error, we will allocate the subaccount payment(s) proportionally among the other subaccount(s) in your current allocation or your allocation instructions. For any subsequent premium payments, the payment will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker-dealer.

    (1) If either your state or broker-dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid, in which case we will comply.

    (2) If your state and broker-dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you, together with an Application Acknowledgement Statement for your execution. Until our Customer Service Center receives the executed Application Acknowledgement Statement, neither you nor the broker-dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

In some states, we may require that an initial premium designated for a subaccount of Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Liquid Asset subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Currently, initial premiums designated for Fixed Interest Allocations are allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the accumulation value next determined after you have met all administrative requirements.

CONTRACT VALUE
We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

    CONTRACT VALUE IN FIXED INTEREST ALLOCATIONS. The contract value in your Fixed Interest Allocation is the sum of premium payments allocated to the Fixed Interest Allocation under the Contract, plus contract value transferred to the Fixed Interest Allocation, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such withdrawal), contract fees, and premium taxes.

    CONTRACT VALUE IN THE SUBACCOUNTS. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Liquid Asset subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

    (1) We take the contract value in the subaccount at the end of the preceding business day.
    (2) We multiply (1) by the subaccount's Net Investment Factor since the preceding business day.
    (3) We add (1) and (2).
    (4) We add to (3) any additional premium payments, and then add or subtract any transfers to or from that subaccount.
    (5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

CASH SURRENDER VALUE
The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

SURRENDERING TO RECEIVE THE CASH SURRENDER VALUE
You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the Contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the Liquid Asset subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax advisor regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59 1/2 may result in a 10% tax penalty. See "Federal Tax
Considerations" for more details.

THE SUBACCOUNTS
Each of the 26 subaccounts of Account B offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Account B invests in a corresponding portfolio of the GCG Trust or a corresponding portfolio of the Evergreen Variable Annuity Trust.

ADDITION, DELETION OR SUBSTITUTION OF SUBACCOUNTS AND OTHER CHANGES We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substituted portfolios or proposed replacement portfolio, unless you request otherwise.

We also reserve the right to: (i) deregister Account B under the 1940 Act; (ii) operate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Account B; and (v) combine Account B with other accounts.

We will, of course, provide you with written notice before any of these changes are effected.

THE FIXED ACCOUNT
The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See "The Fixed Interest Allocations" for more information.

OTHER CONTRACTS
We offer other variable annuity contracts that also invest in the same investment portfolios of the Trusts. These contracts have different charges that could affect their performance, and may offer different benefits more suitable to your needs. To obtain more information about these other contracts, contact our Customer Service Center or your registered representative.

OTHER IMPORTANT PROVISIONS
See "Withdrawals," "Transfers Among Your Investments," "Death
Benefit," "Charges and Fees," "The Annuity Options" and "Other
Contract Provisions" in this prospectus for information on other important provisions in your Contract.


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                            WITHDRAWALS
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Any time during the accumulation phase and before the death of the owner, you may withdrawal all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. The Free Withdrawal Amount is 10% of premium payments not previously withdrawn received within 10 years prior to the date of the withdrawal.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn. Otherwise the withdrawal will be made on a pro rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations, starting with the guaranteed interest periods nearest their maturity dates, until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the Liquid Asset subaccount) prior to processing the withdrawal. This transfer will not affect the withdrawal amount you receive.

We offer the following three withdrawal options:

REGULAR WITHDRAWALS
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date.

SYSTEMATIC WITHDRAWALS
You may choose to receive automatic systematic withdrawal payments
(1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. You decide when you would like systematic payments to start as long as they start at least 28 days after your contract date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your contract date. If your contract date is after the 28th, your systematic withdrawal will be made on the 28th day of each month. Each systematic withdrawal amount must be a minimum of $100.

The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

                                        MAXIMUM PERCENTAGE
                FREQUENCY               OF CONTRACT VALUE

                Monthly                       0.833%

                Quarterly                     2.50%

                Annually                     10.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your contract value on the withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

FIXED DOLLAR SYSTEMATIC WITHDRAWAL FEATURE. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with
Section 72(q) or 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your premium payments not previously withdrawn as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do us. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustment when they exceed the applicable free withdrawal amount.

IRA WITHDRAWALS
If you have a non-Roth IRA Contract and will be at least age 70 1/2 during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by Federal tax law. IRA withdrawals provide pay out of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by Federal tax law, distributions adequate to satisfy the requirements imposed by Federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the Statement of Additional Information. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.
You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending us satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES ASSOCIATED WITH TAKING WITHDRAWALS. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59 1/2 may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.


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                    TRANSFERS AMONG YOUR INVESTMENTS
----------------------------------------------------------------------

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the annuity start date. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgement or in accordance with applicable law. We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service
Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest
Allocation.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of the New York Stock Exchange will be effected on the next business day. Account B and the Company will not be liable for following instructions communicated by telephone or other electronic means that we reasonably believe to be genuine. We require personal identifying information to process a request for transfer made over the telephone or over the internet.

DOLLAR COST AVERAGING
You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in the (i) Limited Maturity Bond subaccount or the Liquid Asset subaccount, or (ii) a Fixed Interest Allocation with either a 6-month or a 1-year guaranteed interest period. These subaccounts or Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccounts selected by you. We also may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively for use with the dollar cost averaging program. The DCA Fixed Interest Allocations require a minimum premium payment of $1,200 directed into a DCA Fixed Interest Allocation.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and less nits are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. Before choosing this program, you should consider your tolerance for investing through periods of fluctuating price levels.

Unless you have a DCA Fixed Interest Allocation, you elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. If your source account is the Limited Maturity Bond subaccount, the Liquid Asset subaccount or a 1-year Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 12. If your source account is a 6-month Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 6. You may change the transfer amount once each contract year. If you have a DCA Fixed Interest Allocation, there is no minimum or maximum transfer amount; we will transfer all your money allocated to that source account into the subaccount(s) in equal payments over the selected 6-month or 1-year period. The last payment will include earnings accrued over the course of the selected period. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers from a Fixed Interest Allocation or a DCA Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the Liquid Asset subaccount. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

AUTOMATIC REBALANCING
If you have at least $10,000 of contract value invested in the subaccounts of Account B, you may elect to have your investments in the subaccounts automatically rebalanced. We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro rata basis. Additional premium payments and partial withdrawals effected on a pro rata basis will not cause the automatic rebalancing program to terminate.


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                            DEATH BENEFIT
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DEATH BENEFIT DURING THE ACCUMULATION PHASE
During the accumulation phase, a death benefit is payable on the first person to die of the contract owner or the first joint owner or, if the contract owner is not an individual, the annuitant. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center. If your beneficiary elects to delay receipt of the death benefit until a date after the time of death, the amount of the benefit payable in the future may be affected. The proceeds may be received in a single sum or applied to any of the annuity options. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. We will generally pay death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions under Contract Owner's Death."

The death benefit applies on the first to die of the contract owner, joint owner, or annuitant (if a contract owner is not an individual). Assuming you are the contract owner and the annuitant, if you die during the accumulation phase, your beneficiary will receive a death benefit unless the beneficiary is the surviving spouse and elects to continue the Contract. The death benefit under the Contract is the greatest of (i) your contract value; (ii) total premium payments less pro rata adjustments for any withdrawals; and (iii) the cash surrender value.

Pro rata withdrawal adjustment on the death benefit is calculated by
(i) dividing the contract value withdrawn by the contract value immediately prior to the withdrawal, and then (ii) multiplying the result by the amount of the death benefit component immediately prior to the withdrawal.

The amount of the death benefit amount could be reduced by premium taxes owed and withdrawals not previously deducted.

DEATH BENEFIT DURING THE INCOME PHASE
If any contract owner or the annuitant dies after the annuity start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

REQUIRED DISTRIBUTIONS UPON CONTRACT OWNER'S DEATH
We will not allow any payment of benefits provided under a non-qualified Contract which do not satisfy the requirements of Section 72(s) of the Code.

If any owner of a non-qualified contract dies before the annuity start date, the death benefit payable to the beneficiary will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or
(b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by Golden American will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

If we do not receive an election from a nonspouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

If the contract owner dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If the Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the contract owner of the Contract.


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                            CHARGES AND FEES
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We deduct the charges described below to cover our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. The amount of a charge will not always correspond to the actual costs associated with it. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, we may use such profits to finance the distribution of contracts.

CHARGE DEDUCTION SUBACCOUNT
You may elect to have all charges against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Liquid Asset subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending satisfactory notice to our Customer Service Center.

CHARGES DEDUCTED FROM THE CONTRACT VALUE
We deduct the following charges from your contract value:

    SURRENDER CHARGE. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 10-year period from the date we receive and accept a premium payment. The surrender charge is based on a percentage of each premium payment withdrawn. This charge is intended to cover sales expenses that we have incurred. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment withdrawn as follows:


   COMPLETE YEARS ELAPSED      0  | 1  | 2  | 3  | 4  |5  |6  |7  |8  |9  |10+|
      SINCE PREMIUM PAYMENT       |    |    |    |    |   |   |   |   |   |   |
                                  |    |    |    |    |   |   |   |   |   |   |
   SURRENDER CHARGE           8.5%|8.5%|8.5%|8.5%|8.5%|8% |7% |6% |4% |2% | 0%|


WAIVER OF SURRENDER CHARGE FOR EXTENDED MEDICAL CARE.
We will waive the surrender charge in most states in the following events: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and your request for the surrender or withdrawal, together with all required documentation is received at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (ii) you are first diagnosed by a qualifying medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your Contract for more information. The waiver of surrender charge may not be available in all states.

    FREE WITHDRAWAL AMOUNT. The Free Withdrawal Amount is 10% of premium payments not previously withdrawn within 10 years prior to the date of the withdrawal.

    SURRENDER CHARGE FOR EXCESS WITHDRAWALS. We will deduct a surrender charge for excess withdrawals. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all their subaccounts and Fixed Interest Allocations in which you are invested. ANY WITHDRAWAL FROM A FIXED INTEREST ALLOCATION MORE THAN 30 DAYS BEFORE ITS MATURITY DATE WILL TRIGGER A MARKET VALUE ADJUSTMENT.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix B. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

    PREMIUM TAXES. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value on the annuity start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal, or on the annuity start date.

    ADMINISTRATIVE CHARGE. We deduct an annual administrative charge on each Contract anniversary, or, if you surrender your Contract prior to a Contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $50 per Contract unless waived under conditions established by Golden American. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations, starting with the guaranteed interest periods nearest their maturity dates, until the charge has been paid.

    TRANSFER CHARGE. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

    CHARGES DEDUCTED FROM THE SUBACCOUNTS MORTALITY AND EXPENSE RISK CHARGE. The mortality and expense risk charge is deducted each business day. The mortality and expense risk charge is equivalent, on an annual basis, to 1.25% of the assets you have in each subaccount. The charge is deducted on each business day at the rate of .003446% for each day since the previous business day.

    ASSET-BASED ADMINISTRATIVE CHARGE. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. The charge is deducted on each business day at the rate of .000411% for each day since the previous business day. This charge is deducted daily from your assets in each subaccount.

TRUST EXPENSES
There are fees and charges deducted from each investment portfolio of the Trusts. Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. For 1999, total porttolio fees and charges ranged from 0.56% to 1.75%. See "Fees and Expenses" in this prospectus.

Additionally, we may receive compensation from the investment advisors, administrators and distributors in connection with administrative, distribution or other services and cost savings attributable to our services. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract. Some advisors, administrators or distributors may pay us more than others.

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                           THE ANNUITY OPTIONS
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ANNUITIZATION OF YOUR CONTRACT
If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. We will make these payments under the annuity option chosen. You may change annuity option by making a written request to us at least 30 days before the annuity start date. The amount of the payments will be determined by applying your contract value adjusted for any applicable Market Value Adjustment on the annuity start date in accordance with the annuity option you chose.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option within 60 days. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Some fixed annuity options provide fixed payments either for a specified period of time or for the life of the annuitant. The amount of life income payments will depend on the form and duration of payments you chose, the age of the annuitant or beneficiary (and gender, where appropriate under applicable law), the total contract value applied to purchase a Fixed Interest Allocation, and the applicable payment rate.

Our approval is needed for any option where:

    (1) The person named to receive payment is other than the contract owner or beneficiary;
    (2) The person named is not a natural person, such as a corporation; or
    (3) Any income payment would be less than the minimum annuity income payment allowed.

SELECTING THE ANNUITY START DATE
You select the annuity start date, which is the date on which the annuity payments commence. The annuity start date must be at least 5 years from the contract date but before the month immediately following the annuitant's 90th birthday, or 10 years from the contract date, if later. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least 5 years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday, or 10 years from the contract date, if later.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. See "Federal Tax Considerations" and the Statement of Additional Information. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you attain age 70 1/2 or, in some case, retire.

Distributions may be made through annuitization or withdrawals. You should consult your tax adviser for tax advice.

FREQUENCY OF ANNUITY PAYMENTS
You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

THE ANNUITY OPTIONS
We offer the 4 annuity options shown below. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account.

    OPTION 1. INCOME FOR A FIXED PERIOD. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59 1/2.

    OPTION 2. INCOME FOR LIFE WITH A PERIOD CERTAIN. Payment is made for the life of the annuitant in equal monthly installments and guaranteed for at least a period certain such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount applied. If the person named lives beyond the guaranteed period, payments continue until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

    OPTION 3. JOINT LIFE INCOME. This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available if you ask for them.

    OPTION 4. ANNUITY PLAN. The contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the Investment Company Act of 1940, it will comply with the requirements of such Act.

    The minimum rates for Option 1 are based on 3% interest, compounded annually. The minimum rates for Options 2 and 3 are based on 3% interest, compounded annually, and the Annuity 2000 Mortality Table.
We may pay a higher rate at our discretion.

PAYMENT WHEN NAMED PERSON DIES
When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and Golden American. The amounts we will pay are determined as follows:

    (1) For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means that when we calculate the amount of the payment, we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. The discount interest rate is never less than 3% per year for Option 1 and 2. We will, however, base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2 if such payments were not based on the tables in the Contract.

 (2) For Option 3, no amounts are payable after both named persons have died.

 (3) For Option 4, the annuity option agreement will state the amount we will pay, if any.


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                        OTHER CONTRACT PROVISIONS
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REPORTS TO CONTRACT OWNERS
We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report. You have 30 days to notify our Customer Service Center of any errors or discrepancies contained in the report or in any confirmation notices. We will also send you copies of any shareholder reports of the investment portfolios in which Account B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

SUSPENSION OF PAYMENTS
The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the Securities and Exchange Commission ("SEC") so that the sale of securities held in Account B may not reasonably occur or so that the Company may not reasonably determine the value of Account B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

IN CASE OF ERRORS IN YOUR APPLICATION
If an age or sex given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or sex.

ASSIGNING THE CONTRACT AS COLLATERAL
You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment may have federal tax consequences. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

CONTRACT CHANGES - APPLICABLE TAX LAW
We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

FREE LOOK
You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, (i) we adjust your contract value for any Market Value Adjustment (if you have invested in the fixed account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Liquid Asset subaccount).
We may, in our
discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period.
Your Contract is void as of the day we receive your Contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

GROUP OR SPONSORED ARRANGEMENTS
For certain group or sponsored arrangements, we may reduce any surrender, administration, and mortality and expense risk charges. We may also change the minimum initial and additional premium requirements, or offer an alternative or reduced death benefit.

SELLING THE CONTRACT
Directed Services, Inc. is the principal underwriter and distributor of the Contract as well as for other contracts issued through Account B and other separate accounts of Golden American. We pay Directed Services for acting as principal underwriter under a distribution agreement which in turn pays the writing agent. The principal address of Directed Services is 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

Directed Services enters into sales agreements with broker-dealers to sell the Contracts through registered representatives who are licensed to sell securities and variable insurance products. These broker-dealers are registered with the SEC and are members of the National Association of Securities Dealers, Inc. Directed Services receives a maximum of 10% commission, and passes through 100% of the commission to the broker-dealer whose registered representative sold the contract.

[Shaded Table Header]

                               Underwriter Compensation

 |----------------------------------------------------------------------------|
 |   NAME OF PRINCIPAL     |     AMOUNT OF         |          OTHER           |
 |     UNDERWRITER         | COMMISSION TO BE PAID |      COMPENSATION        |
 |                         |                       |                          |
 | Directed Services, Inc. |   Maximum of 10%      |   Reimbursement of any   |
 |                         |   of any initial      | covered expenses incurred|
 |                         |   or additional       |      by registered       |
 |                         |  premium payments.    |    representatives in    |
 |                         |                       |     connection with      |
 |                         |                       |     the distribution     |
 |                         |                       |    of the Contracts.     |
 |----------------------------------------------------------------------------|



----------------------------------------------------------------------
                            OTHER INFORMATION
----------------------------------------------------------------------

VOTING RIGHTS
We will vote the shares of a Trust owned by Account B according to your instructions. However, if the Investment Company Act of 1940 or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust's meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Account B which are not attributable to contract owners in the same proportion.

STATE REGULATION
We are regulated by the Insurance Department of the State of Delaware. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

LEGAL PROCEEDINGS
The Company, like other insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that currently there are no pending or threatened lawsuits that are reasonably likely to have a materially adverse impact on the Company or Account B.

LEGAL MATTERS
The legal validity of the Contracts was passed on by Myles R Tashman, Esquire, Executive Vice President, General Counsel and Secretary of Golden American. Sutherland, Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

EXPERTS
The audited financial statements of Golden American and Account B appearing in this prospectus or in the Statement of Additional Information and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing in this prospectus or in the Statement of Additional Information and in the Registration Statement and are included in this prospectus or incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


----------------------------------------------------------------------
                        FEDERAL TAX CONSIDERATIONS
----------------------------------------------------------------------

The following summary provides a general description of the federal income tax considerations associated with this Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult your counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not make any representations as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.

TYPES OF CONTRACTS:  NON-QUALIFIED OR QUALIFIED
The Contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment.
Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a Contract for your particular situation. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACTS
    DIVERSIFICATION REQUIREMENTS. The Code requires that the investments of a variable account be "adequately diversified" in order for non-qualified Contracts to be treated as annuity contracts for federal income tax purposes. It is intended that Account B, through the subaccounts, will satisfy these diversification requirements.

    INVESTOR CONTROL. In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a contract owner to allocate premium payments and transfer contract values, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give contract owners investment control over Account B assets, we reserve the right to modify the Contracts as necessary to prevent a contract owner from being treated as the owner of the Account B assets supporting the Contract.

    REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued.
We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise. Other rules may apply to Qualified Contracts. The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

TAX TREATMENT OF ANNUITIES
    IN GENERAL. We believe that if you are a natural person you will generally not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin. (For these purposes, the agreement to assign or pledge any portion of the contract value, and, in the case of a qualified Contract, any portion of an interest in the qualified plan, generally will be treated as a distribution.)

TAXATION OF NON-QUALIFIED CONTRACTS
    NON-NATURAL PERSON. The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a prospective contract owner that is not a natural person may wish to discuss these with a tax adviser. The following discussion generally applies to Contracts owned by natural persons.

    WITHDRAWALS. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. The tax treatment of market value adjustments is uncertain. You should consult a tax adviser if you are considering taking a withdrawal from your Contract in circumstances where a market value adjustment would apply. In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract.

    PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a non-qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

    o   made on or after the taxpayer reaches age 59 1/2;

    o   made on or after the death of a contract owner;

    o   attributable to the taxpayer's becoming disabled; or

    o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

    ANNUITY PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

    TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

    TRANSFERS, ASSIGNMENTS, EXCHANGES AND ANNUITY DATES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an annuitant, the selection of certain dates for commencement of the annuity phase, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. A contract owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

    WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability.
Recipients can generally elect, however, not to have tax withheld from distributions.

    MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same contract owner during any calendar year are treated as one non-qualified deferred annuity contract for purposes of determining the amount includible in such contract owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS
The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and contributions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from:
contributions in excess of specified limits; distributions before age
59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.

    DISTRIBUTIONS. Annuity payments are generally taxed in the same manner as under a non-qualified Contract. When a withdrawal from a qualified Contract occurs, a pro rata portion of the amount received is taxable, generally based on the ratio of the contract owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract) to the participant's total accrued benefit balance under the retirement plan. For qualified Contracts, the investment in the Contract can be zero. For Roth IRAs, distributions are generally not taxed, except as described below.

For qualified plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. For IRAs described in
Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time before the contract owner's death.

    WITHHOLDING. Distributions from certain qualified plans generally are subject to withholding for the contract owner's federal income tax liability. The withholding rates vary according to the type of distribution and the contract owner's tax status. The contract owner may be provided the opportunity to elect not to have tax withheld from distributions. "Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions that are required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the contract owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

Brief descriptions of the various types of qualified retirement plans in connection with a Contract follow. We will endorse the Contract as necessary to conform it to the requirements of such plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS
Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits before transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

INDIVIDUAL RETIREMENT ANNUITIES
Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" or transferred on a tax-deferred basis into an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS.

ROTH IRAS
Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

TAX SHELTERED ANNUITIES
Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (Social Security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

OTHER TAX CONSEQUENCES
As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

POSSIBLE CHANGES IN TAXATION
Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

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          MORE INFORMATION ABOUT GOLDEN AMERICAN LIFE INSURANCE COMPANY
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SELECTED FINANCIAL DATA
The following selected financial data prepared in accordance with generally accepted accounting principles ("GAAP") for Golden American should be read in conjunction with the financial statements and notes thereto included in this prospectus.

On October 24, 1997, PFHI Holdings, Inc. ("PFHI"), a Delaware corporation, acquired all of the outstanding capital stock of Equitable of Iowa Companies ("Equitable of Iowa"), according to a merger agreement among Equitable of Iowa, PFHI and ING Groep N.V. (the "ING acquisition"). On August 13, 1996, Equitable of Iowa acquired all of the outstanding capital stock of BT Variable, Inc., then the parent of Golden American (the "Equitable acquisition"). For financial statement purposes, the ING acquisition was accounted for as a purchase effective October 25, 1997 and the Equitable acquisition was accounted for as a purchase effective August 14, 1996. As a result, the financial data presented below for periods after October 24, 1997, are presented on the Post-Merger new basis of accounting, for the period August 14, 1996 through October 24, 1997, are presented on the Post-Acquisition basis of accounting, and for August 13, 1996 and prior periods are presented on the Pre-Acquisition basis of accounting.

                                                  SELECTED GAAP BASIS FINANCIAL DATA
                                                            (IN THOUSANDS)
                                                POST-MERGER                |     POST-ACQUISITION
                                ------------------------------------------ | --------------------------
                                                                           |   For the
                                                                For the    |   Period         For the
                                   For the        For the        Period    |  January 1,      Period
                                    Year           Year        October 25, |    1997        August 14,
                                    Ended          Ended      1997 through |   through     1996 through
                                December 31,   December 31,   December 31, | October 24,   December 31,
                                    1999           1998           1997     |    1997          1996
                                ------------   ------------   ------------ | -----------   ------------
Annuity and Interest                                                       |
    Sensitive Life                                                         |
    Product Charges.........    $    82,935    $    39,119    $     3,834  | $   18,288    $     8,768
Net Income before                                                          |
    Federal Income Tax .....    $    19,737    $    10,353    $      (279) | $     (608)   $       570
Net Income (Loss)...........    $    11,214    $     5,074    $      (425) | $      729    $       350
Total Assets................    $ 9,392,857    $ 4,754,623    $ 2,446,395  |        N/A    $ 1,677,899
Total Liabilities...........    $ 8,915,008    $ 4,400,729    $ 2,219,082  |        N/A    $ 1,537,415
Total Stockholder's Equity..    $   477,849    $   353,894    $   227,313  |        N/A    $   140,484


                               Pre-Acquisition
                               ---------------
                               For the Period
                                 January 1,
                                1996 through
                                 August 13,
                                    1996
                               ---------------
Annuity and Interest
    Sensitive Life
    Product Charges.........    $   12,259
Net Income before
    Federal Income Tax......    $    1,736
Net Income (Loss)...........    $    3,199
Total Assets................         N/A
Total Liabilities...........         N/A
Total Stockholder's Equity..         N/A

BUSINESS ENVIRONMENT
The current business and regulatory environment presents many challenges to the insurance industry. The variable annuity competitive environment remains intense and is dominated by a number of large highly rated insurance companies. Increasing competition from traditional insurance carriers as well as banks and mutual fund companies offers consumers many choices. However, overall demand for variable insurance products remains strong for several reasons including: strong stock market performance over the last four years; relatively low interest rates; an aging U.S. population that is increasingly concerned about retirement, estate planning, and maintaining their standard of living in retirement; and potential reductions in government and employer-provided benefits at retirement, as well as lower public confidence in the adequacy of those benefits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
The purpose of this section is to discuss and analyze Golden American Life Insurance Company's ("Golden American") consolidated results of operations. In addition, some analysis and information regarding financial condition and liquidity and capital resources is also provided. This analysis should be read jointly with the consolidated financial statements, related notes, and the Cautionary Statement Regarding Forward-Looking Statements, which appear elsewhere in this report. Golden American reports financial results on a consolidated basis. The consolidated financial statements include the accounts of Golden American and its wholly owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden," and collectively with Golden American, the "Companies").

                              RESULTS OF OPERATION

MERGER. On October 23, 1997, Equitable of Iowa Companies' ("Equitable") shareholders approved an Agreement and Plan of Merger ("Merger Agreement") dated July 7, 1997 among Equitable, PFHI Holdings, Inc. ("PFHI"), and ING Groep N.V. ("ING"). On October 24, 1997, PFHI, a Delaware corporation, acquired all of the outstanding capital stock of Equitable according to the Merger Agreement. PFHI is a wholly owned subsidiary of ING, a global financial services holding company based in The Netherlands. Equitable, an Iowa corporation, in turn owned all the outstanding capital stock of Equitable Life Insurance Company of Iowa ("Equitable Life") and Golden American and their wholly owned subsidiaries. In addition, Equitable owned all the outstanding capital stock of Locust Street Securities, Inc., Equitable Investment Services, Inc. (subsequently dissolved), Directed Services, Inc. ("DSI"), Equitable of Iowa Companies Capital Trust, Equitable of Iowa Companies Capital Trust II, and Equitable of Iowa Securities Network, Inc. (subsequently renamed ING Funds Distributor, Inc.). In exchange for the outstanding capital stock of Equitable, ING paid total consideration of approximately $2.1 billion in cash and stock and assumed approximately $400 million in debt. As a result of this transaction, Equitable was merged into PFHI, which was simultaneously renamed Equitable of Iowa Companies, Inc. ("EIC" or "Parent"), a Delaware corporation.

For financial statement purposes, the change in control of the Companies through the ING merger was accounted for as a purchase effective October 25, 1997. This merger resulted in a new basis of accounting reflecting estimated fair values of assets and liabilities at the merger date. As a result, the Companies' financial statements for periods after October 24, 1997 are presented on the Post-Merger new basis of accounting.

The purchase price was allocated to EIC and its subsidiaries with $227.6 million allocated to the Companies. Goodwill of $1.4 billion was established for the excess of the merger cost over the fair value of the assets and liabilities of EIC with $151.1 million attributed to the Companies. Goodwill resulting from the merger is being amortized over 40 years on a straight-line basis. The carrying value will be reviewed periodically for any indication of impairment in value.

CHANGE IN CONTROL -- ACQUISITION. On August 13, 1996, Equitable acquired all of the outstanding capital stock of BT Variable, Inc. ("BT Variable") and its wholly owned subsidiaries, Golden American and DSI. After the acquisition, the BT Variable, Inc. name was changed to EIC Variable, Inc. On April 30, 1997, EIC Variable, Inc. was liquidated and its investments in Golden American and DSI were transferred to Equitable, while the remainder of its net assets were contributed to Golden American. On December 30, 1997, EIC Variable, Inc. was dissolved.

For financial statement purposes, the change in control of Golden American through the acquisition of BT Variable was accounted for as a purchase effective August 14, 1996. This acquisition resulted in a new basis of accounting reflecting estimated fair values of assets and liabilities at the acquisition date. As a result, the Companies' financial statements included for the period January 1, 1997 through October 24, 1997 are presented on the Post-Acquisition basis of accounting.

The purchase price was allocated to the three companies purchased - BT Variable, DSI, and Golden American. The allocation of the purchase price to Golden American was approximately $139.9 million. Goodwill of $41.1 million was established for the excess of the acquisition cost over the fair value of the assets and liabilities and attributed to Golden American. At June 30, 1997, goodwill was increased by $1.8 million, due to the adjustment of the value of a receivable existing at the acquisition date. Before the ING merger, goodwill resulting from the acquisition was being amortized over 25 years on a straight-line basis.

1999 COMPARED TO 1998

PREMIUMS
                                               PERCENTAGE    DOLLAR
FOR THE YEAR ENDED DECEMBER 31         1999      CHANGE      CHANGE       1998
                                       ----      ------      ------       ----
                                               (Dollars in millions)
Variable annuity premiums:
    Separate account...............  $2,511.7     71.9%     $1,050.5    $1,461.2
    Fixed account..................     770.7     30.9         182.0       588.7
                                     --------    -----      --------    --------
Total variable annuity premiums....   3,282.4     60.1       1,232.5     2,049.9
Variable life premiums.............       8.6    (37.8)         (5.2)       13.8
                                     --------    -----      --------    --------
Total premiums.....................  $3,291.0     59.5%     $1,227.3    $2,063.7
                                     ========    =====      ========    ========

For the Companies' variable insurance contracts, premiums collected are not reported as revenues, but as deposits to insurance liabilities. Revenues for these products are recognized over time in the form of investment spread and product charges.

Variable annuity separate account premiums increased 71.9% in 1999. The fixed account portion of the Companies' variable annuity premiums increased 30.9% in 1999. These increases resulted from increased sales of the Premium Plus variable annuity product.

Variable life premiums decreased 37.8% in 1999. In August 1999, Golden American discontinued offering variable life products.

Premiums, net of reinsurance, for variable products from two significant broker/dealers each having at least ten percent of total sales for the year ended December 31, 1999 totaled $918.4 million, or 28% of premiums compared to $528.9 million, or 26%, from two significant broker/dealers for the year ended December 31, 1998.

REVENUES

                                                  PERCENTAGE   DOLLAR
FOR THE YEAR ENDED DECEMBER 31            1999      CHANGE     CHANGE      1998
                                          ----      ------     ------      ----
                                                  (Dollars in millions)
Annuity and interest sensitive life
    product charges.................... $   82.9     112.0%     $43.8     $39.1
Management fee revenue.................     10.1     112.5        5.3       4.8
Net investment income..................     59.2      39.3       16.7      42.5
Realized gains (losses) on investments.     (2.9)     96.1       (1.4)     (1.5)
Other income...........................     10.8      94.4        5.2       5.6
                                        --------     -----      -----     -----
                                        $  160.1      77.0%     $69.6     $90.5
                                        ========     =====      =====     =====

Total revenues increased 77.0%, or $69.6 million, to $160.1 million in 1999. Annuity and interest sensitive life product charges increased 112.0%, or $43.8 million, to $82.9 million in 1999, primarily due to additional fees earned from the increasing block of business in the separate accounts.

Golden American provides certain managerial and supervisory services to DSI. The fee paid to Golden American for these services, which is calculated as a percentage of average assets in the variable separate accounts, was $10.1 million for 1999 and $4.8 million for 1998.

Net investment income increased 39.3%, or $16.7 million, to $59.2 million in 1999 from $42.5 million in 1998, due to growth in invested assets from December 31, 1998, increasing interest rates, and a relative increase in below investment grade investments.

During 1999, the Company had net realized losses on investments of $2.9 million, which includes a $1.6 million write down of two impaired fixed maturities, compared to net realized losses on investments of $1.5 million in 1998 which included a $1.0 million write down of two impaired fixed maturities.

Other income increased $5.2 million to $10.8 million in 1999, due primarily to income received under a modified coinsurance agreement with an unaffiliated reinsurer.

EXPENSES

                                                       PERCENTAGE   DOLLAR
FOR THE YEAR ENDED DECEMBER 31                 1999      CHANGE     CHANGE     1998
                                               ----      ------     ------     ----
                                                  (Dollars in millions)
Insurance benefits and expenses:
   Annuity and interest sensitive life benefits:
Interest credited to account balances ...   $  175.9       85.4%  $   81.0  $   94.9
Benefit claims incurred in excess of
  account balances ......................        6.3      200.2        4.2       2.1
Underwriting, acquisition, and insurance
expenses:
Commissions .............................      188.4       55.5       67.2     121.2
General expenses ........................       60.2       60.2       22.6      37.6
Insurance taxes, state licenses, and fees        4.0       (4.0)      (0.1)      4.1
Policy acquisition costs deferred .......     (346.4)      75.1     (148.6)   (197.8)
Amortization:
  Deferred policy acquisition costs .....       33.1      543.3       28.0       5.1
  Value of purchased insurance in force .        6.2       32.0        1.5       4.7
  Goodwill ..............................        3.8         --         --       3.8
                                            --------      -----   --------  --------
                                            $  131.5       73.7%  $   55.8  $   75.7
                                            ========      =====   ========  ========

Total insurance benefits and expenses increased 73.7%, or $55.8 million, in 1999 from $75.7 million in 1998. Interest credited to account balances increased 85.4%, or $81.0 million, in 1999 from $94.9 million in 1998. The premium credit on the Premium Plus variable annuity product increased $69.3 million to $123.8 million at December 31, 1999. The bonus interest on the fixed account increased $3.0 million to $10.9 million at December 31, 1999. The remaining increase in interest credited relates to higher account balances associated with the Companies' fixed account options within the variable products.

Commissions increased 55.5%, or $67.2 million, in 1999 from $121.2 million in 1998. Insurance taxes, state licenses, and fees decreased 4.0%, or $0.1 million, in 1999 from $4.1 million in 1998. Changes in commissions and insurance taxes, state licenses, and fees are generally related to changes in the level and composition of variable product sales. Insurance taxes, state licenses, and fees are impacted by several other factors, which include an increase in FICA taxes primarily due to bonuses and expenses for the triennial insurance department examination of Golden American, which were offset by a decrease in 1999 of guaranty fund assessments paid. Most costs incurred as the result of sales have been deferred, thus having very little impact on current earnings.

General expenses increased 60.2%, or $22.6 million, in 1999 from $37.6 million in 1998. Management expects general expenses to continue to increase in 2000 as a result of the emphasis on expanding the salaried wholesaler distribution network and the growth in sales. The Companies use a network of wholesalers to distribute products, and the salaries and sales bonuses of these wholesalers are included in general expenses. The portion of these salaries and related expenses that varies directly with production levels is deferred thus having little impact on current earnings. The increase in general expenses was partially offset by reimbursements received from DSI, Equitable Life, ING Mutual Funds Management Co., LLC, an affiliate, Security Life of Denver Insurance Company, an affiliate, Southland Life Insurance Company, an affiliate, and United Life & Annuity Insurance Company, an affiliate, for certain advisory, computer, and other resources and services provided by Golden American.

The Companies' previous balances of deferred policy acquisition costs ("DPAC"), value of purchased insurance in force ("VPIF"), and unearned revenue reserve were eliminated and a new asset of $44.3 million representing VPIF was established for all policies in force at the merger date. During 1999, VPIF was adjusted to increase amortization by $0.7 million to reflect changes in the assumptions related to the timing of estimated gross profits. During 1998, VPIF decreased $2.7 million to adjust the value of other receivables and increased $0.2 million as a result of an adjustment to the merger costs. During 1998, VPIF was adjusted to reduce amortization by $0.2 million to reflect changes in the assumptions related to the timing of future gross profits. Amortization of DPAC increased $28.0 million, or 543.3%, in 1999. This increase resulted from growth in policy acquisition costs deferred from $197.8 million at December 31, 1998 to $346.4 million at December 31, 1999, which was generated by expenses associated with the large sales volume experienced since December 31, 1998. Based on current conditions and assumptions as to the impact of future events on acquired policies in force, the expected approximate net amortization relating to VPIF as of December 31, 1999 is $4.0 million in 2000, $3.6 million in 2001, $3.3 million in 2002, $2.8 million in 2003, and $2.3 million in 2004. Actual amortization may vary based upon changes in assumptions and experience.

Interest expense increased 102.6%, or $4.5 million, in 1999 from $4.4 million in 1998. Interest expense on a $25 million surplus note issued December 1996 and expiring December 2026 was $2.1 million for the year ended December 31, 1999, unchanged from the same period of 1998. Interest expense on a $60 million surplus note issued in December 1998 and expiring December 2028 was $4.3 million for the year ended December 31, 1999. Interest expense on a $75 million surplus note, issued September 30, 1999 and expiring September 29, 2029 was $1.5 million for the year ended December 31, 1999. Golden American also paid $0.8 million in 1999 and $1.8 million in 1998 to ING America Insurance Holdings, Inc. ("ING AIH") for interest on a reciprocal loan agreement. Interest expense on a revolving note payable with SunTrust Bank, Atlanta was $0.2 million and $0.3 million for the years ended December 31, 1999 and 1998, respectively. In addition, Golden American incurred interest expense of $0.2 million in 1998 on a line of credit with Equitable.

INCOME. Net income for 1999 was $11.2 million, an increase of $6.1 million from $5.1 million for 1998.

Comprehensive income for 1999 was $3.0 million, a decrease of $0.9 million from comprehensive income of $3.9 million for 1998.

1998 COMPARED TO 1997

The following analysis combines Post-Merger and Post-Acquisition activity for 1997.

PREMIUMS

                              POST-MERGER         COMBINED          POST-MERGER   | POST-ACQUISITION
                          -----------------  -----------------  ----------------- | ----------------
                                                                  For the Period  |  For the Period
                             For the Year       For the Year     October 25, 1997 |  January 1, 1997
                                 ended             ended             through      |      through
                          December 31, 1998  December 31, 1997  December 31, 1997 | October 24, 1997
                          -----------------  -----------------  ----------------- | ----------------
                                                     (Dollars in millions)
                                                                                  |
Variable annuity                                                                  |
   premiums:                                                                      |
   Separate account.........  $  1,513.3         $    291.2         $    111.0    |    $    180.2
   Fixed account............       588.7              318.0               60.9    |         257.1
                              ----------         ----------         ----------    |    ----------
                                 2,102.0              609.2              171.9    |         437.3
Variable life premiums......        13.8               15.6                1.2    |          14.4
                              ----------         ----------         ----------    |    ----------
Total premiums..............  $  2,115.8         $    624.8         $    173.1    |    $    451.7
                              ==========         ==========         ==========    |    ==========

For the Companies' variable contracts, premiums collected are not reported as revenues, but are reported as deposits to insurance liabilities. Revenues for these products are recognized over time in the form of investment income and product charges.

Variable annuity separate account premiums increased 419.7% in 1998 primarily due to increased sales of the Premium Plus product introduced in October of 1997 and the increased sales levels of the Companies' other products. The fixed account portion of the Companies' variable annuity premiums increased 85.1% in 1998. Variable life premiums decreased 11.4% in 1998. Total premiums increased 238.7% in 1998.

During 1998, the Companies' sales were further diversified among broker/dealers. Premiums, net of reinsurance, for variable products from two significant broker/dealers having at least ten percent of total sales for the year ended December 31, 1998 totaled $528.9 million, or 26% of premiums ($328.2 million, or 53% from two significant broker/dealers for the year ended December 31, 1997).

REVENUES

                                         POST-MERGER         COMBINED          POST-MERGER   | POST-ACQUISITION
                                     -----------------  -----------------  ----------------- | ----------------
                                                                             For the Period  |  For the Period
                                        For the Year       For the Year     October 25, 1997 |  January 1, 1997
                                            ended             ended             through      |      through
                                     December 31, 1998  December 31, 1997  December 31, 1997 | October 24, 1997
                                     -----------------  -----------------  ----------------- | ----------------
                                                                (Dollars in millions)
Annuity and interest sensitive life                                                          |
    product charges...................  $     39.1          $     22.1         $      3.8    |    $     18.3
Management fee revenue................         4.8                 2.8                0.5    |           2.3
Net investment income.................        42.5                26.8                5.1    |          21.7
Realized gains (losses)                                                                      |
    on investments....................        (1.5)                0.1                 --    |           0.1
Other income..........................         5.6                 0.7                0.3    |           0.4
                                         ----------         ----------         ----------    |    ----------
                                        $     90.5          $     52.5         $      9.7    |    $     42.8
                                         ==========         ==========         ==========    |    ==========

Total revenues increased 72.3%, or $38.0 million, to $90.5 million in 1998. Annuity and interest sensitive life product charges increased 76.8%, or $17.0 million, to $39.1 million in 1998 due to additional fees earned from the increasing block of business under management in the separate accounts and an increase in surrender charge revenues. This increase was partially offset by the elimination of the unearned revenue reserve related to in force acquired business at the merger date, which resulted in lower annuity and interest sensitive life product charges compared to Post-Acquisition levels.

Golden American provides certain managerial and supervisory services to DSI. The fee paid to Golden American for these services, which is calculated as a percentage of average assets in the variable separate accounts, was $4.8 million for 1998 and $2.8 million for 1997.

Net investment income increased 58.6%, or $15.7 million, to $42.5 million in 1998 from $26.8 million in 1997 due to growth in invested assets. During 1998, the Company had net realized losses on investments of $1.5 million, which included a $1.0 million write down of two impaired bonds, compared to gains of $0.1 million in 1997. Other income increased $4.9 million to $5.6 million in 1998 due primarily to income received under a modified coinsurance agreement with an unaffiliated reinsurer as a result of increased sales.

EXPENSES

                                         POST-MERGER         COMBINED          POST-MERGER   | POST-ACQUISITION
                                     -----------------  -----------------  ----------------- | ----------------
                                                                             For the Period  |  For the Period
                                        For the Year       For the Year     October 25, 1997 |  January 1, 1997
                                            ended             ended             through      |      through
                                     December 31, 1998  December 31, 1997  December 31, 1997 | October 24, 1997
                                     -----------------  -----------------  ----------------- | ----------------
                                                                (Dollars in millions)
                                                                                             |
Insurance benefits and expenses:                                                             |
   Annuity and interest sensitive                                                            |
    life benefits:                                                                           |
    Interest credited to account                                                             |
       balances........................  $     94.9         $    26.7          $     7.4     |    $    19.3
    Benefit claims incurred in excess                                                        |
       of account balances.............         2.1               0.1                 --     |          0.1
Underwriting, acquisition, and                                                               |
   insurance expenses:                                                                       |
                                                                                             |
   Commissions.........................       121.2              36.3                9.4     |         26.9
   General Expenses....................        37.6              17.3                3.4     |         13.9
   Insurance taxes.....................         4.1               2.3                0.5     |          1.8
   Policy acquisition costs deferred...      (197.8)            (42.7)             (13.7)    |        (29.0)
   Amortization:                                                                             |
    Deferred policy acquisition costs..         5.1               2.6                0.9     |          1.7
    Value of purchased insurance                                                             |
       in force........................         4.7               6.1                0.9     |          5.2
    Goodwill...........................         3.8               2.0                0.6     |          1.4
                                         ----------         ---------          ---------     |    ---------
                                         $     75.7         $    50.7          $     9.4     |    $    41.3
                                         ==========         =========          =========     |    =========

Total insurance benefits and expenses increased 49.2%, or $25.0 million, in 1998 from $50.7 million in 1997. Interest credited to account balances increased 255.4%, or $68.2 million, in 1998 from $26.7 in 1997. The extra credit bonus on the Premium Plus product introduced in October of 1997 generated a $51.6 million increase in interest credited during 1998 compared to 1997. The remaining increase in interest credited related to higher account balances associated with the Companies' fixed account option within its variable products.

Commissions increased 234.2%, or $84.9 million, in 1998 from $36.3 million in 1997. Insurance taxes increased 77.0%, or $1.8 million, in 1998 from $2.3 million in 1997. Changes in commissions and insurance taxes are generally related to changes in the level of variable product sales. Insurance taxes are impacted by several other factors, which include an increase in FICA taxes primarily due to bonuses. Most costs incurred as the result of new sales including the extra credit bonus were deferred, thus having very little impact on current earnings.

General expenses increased 117.7%, or $20.3 million, in 1998 from $17.3 million in 1997. Management expects general expenses to continue to increase in 1999 as a result of the emphasis on expanding the salaried wholesaler distribution network. The Companies use a network of wholesalers to distribute products and the salaries of these wholesalers are included in general expenses. The portion of these salaries and related expenses that varies with production levels is deferred thus having little impact on current earnings. The increase in general expenses was partially offset by reimbursements received from Equitable Life, an affiliate, for certain advisory, computer and other resources and services provided by Golden American.

At the merger date, the Companies' deferred policy acquisition costs ("DPAC"), previous balance of value of purchased insurance in force ("VPIF") and unearned revenue reserve were eliminated and a new asset of $44.3 million representing VPIF was established for all policies in force at the merger date. During 1998, VPIF was adjusted to reduce amortization by $0.2 million to reflect changes in the assumptions related to the timing of future gross profits. VPIF decreased $2.6 million in the second quarter of 1998 to adjust the value of other receivables recorded at the time of merger and increased $0.2 million in the first quarter of 1998 as the result of an adjustment to the merger costs. The amortization of VPIF and DPAC increased $1.1 million, or 13.0%, in 1998. During the second quarter of 1997, VPIF was adjusted by $2.3 million to reflect narrower spreads than the gross profit model assumed.

Amortization of goodwill for the year ended December 31, 1998 totaled $3.8 million compared to $2.0 million for the year ended December 31, 1997.

Interest expense on the $25 million surplus note issued December 1996 and expiring December 2026 was $2.1 million for the year ended December 31, 1998, unchanged from the same period of 1997. In addition, Golden American incurred interest expense of $0.2 million in 1998 compared to $0.5 million in 1997 on the line of credit with Equitable which was repaid with a capital contribution. Golden American also paid $1.8 million in 1998 to ING America Insurance Holdings, Inc. ("ING AIH") for interest on the reciprocal loan agreement. Interest expense on the revolving note payable with SunTrust Bank, Atlanta was $0.3 million for the year ended December 31, 1998.

INCOME. Net income for 1998 was $5.1 million, an increase of $4.8 million from $0.3 million in 1997.

Comprehensive income for 1998 was $3.9 million, an increase of $1.8 million from $2.1 million in 1997.

                               FINANCIAL CONDITION

RATINGS. Currently, the Companies' ratings are A+ by A. M. Best Company, AAA by Duff & Phelps Credit Rating Company, and AA+ by Standard & Poor's Rating Services ("Standard & Poor's").

INVESTMENTS. The financial statement carrying value and amortized cost basis of the Companies' total investments grew 15.5% and 17.5%, respectively, in 1999. All of the Companies' investments, other than mortgage loans on real estate, are carried at fair value in the Companies' financial statements. Therefore, growth in the carrying value of the Companies' investment portfolio was due to changes in unrealized appreciation and depreciation of fixed maturities as well as growth in the cost basis of these securities. Growth in the cost basis of the Companies' investment portfolio resulted from the investment of premiums from the sale of the Companies' fixed account options. The Companies manage the growth of insurance operations in order to maintain adequate capital ratios. To support the fixed account options of the Companies' variable insurance products, cash flow was invested primarily in fixed maturities and short-term investments.

At December 31, 1999, the Companies investments had a yield of 6.6%. The Companies estimate the total investment portfolio, excluding policy loans, had a fair value approximately equal to 97.6% of amortized cost value at December 31, 1999.

FIXED MATURITIES: At December 31, 1999, the Companies had fixed maturities with an amortized cost of $858.1 million and an estimated fair value of $835.3 million. The Companies classify 100% of securities as available for sale. Net unrealized depreciation of fixed maturities of $22.8 million was comprised of gross appreciation of $0.9 million and gross depreciation of $23.7 million. Net unrealized holding losses on these securities, net of adjustments to VPIF, DPAC, and deferred income taxes of $7.0 million were included in stockholder's equity at December 31, 1999.

The individual securities in the Companies' fixed maturities portfolio (at amortized cost) include investment grade securities, which include securities issued by the U.S. government, its agencies, and corporations that are rated at least A- by Standard & Poor's ($558.0 million or 65.0%), that are rated BBB+ to BBB- by Standard & Poor's ($123.5 million or 14.4%), and below investment grade securities, which are securities issued by corporations that are rated BB+ to B-by Standard & Poor's ($64.6 million or 7.5%). Securities not rated by Standard & Poor's had a National Association of Insurance Commissioners ("NAIC") rating of 1, 2, 3, 4, or 5 ($112.0 million or 13.1%). The Companies' fixed maturity investment portfolio had a combined yield at amortized cost of 6.6% at December 31, 1999.

Fixed maturities rated BBB+ to BBB- may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturities.

At December 31, 1999, the amortized cost value of the Companies' total investment in below investment grade securities, excluding mortgage-backed securities, was $72.3 million, or 6.9%, of the Companies' investment portfolio. The Companies intend to purchase additional below investment grade securities, but do not expect the percentage of the portfolio invested in such securities to exceed 10% of the investment portfolio. At December 31, 1999, the yield at amortized cost on the Companies' below investment grade portfolio was 7.8% compared to 6.5% for the Companies' investment grade corporate bond portfolio. The Companies estimate the fair value of the below investment grade portfolio was $69.1 million, or 95.5% of amortized cost value, at December 31, 1999.

Below investment grade securities have different characteristics than investment grade corporate debt securities. Risk of loss upon default by the borrower is significantly greater with respect to below investment grade securities than with other corporate debt securities. Below investment grade securities are generally unsecured and are often subordinated to other creditors of the issuer. Also, issuers of below investment grade securities usually have higher levels of debt and are more sensitive to adverse economic conditions, such as a recession or increasing interest rates, than are investment grade issuers. The Companies attempt to reduce the overall risk in the below investment grade portfolio, as in all investments, through careful credit analysis, strict investment policy guidelines, and diversification by company and by industry.

The Companies analyze the investment portfolio, including below investment grade securities, at least quarterly in order to determine if the Companies' ability to realize the carrying value on any investment has been impaired. For debt and equity securities, if impairment in value is determined to be other than temporary (i.e. if it is probable the Companies will be unable to collect all amounts due according to the contractual terms of the security), the cost basis of the impaired security is written down to fair value, which becomes the new cost basis. The amount of the write-down is included in earnings as a realized loss. Future events may occur, or additional or updated information may be received, which may necessitate future write-downs of securities in the Companies' portfolio. Significant write-downs in the carrying value of investments could materially adversely affect the Companies' net income in future periods.

In 1999, fixed maturities designated as available for sale with a combined amortized cost of $221.8 million were sold, called, or repaid by their issuers. In total, net pre-tax losses from sales, calls, and repayments of fixed maturities amounted to $1.3 million in 1999, excluding the $1.6 million pre-tax loss on the write-down of two bonds in 1999.

During the fourth quarter of 1998, Golden American determined that the carrying value of two bonds exceeded their estimated net realizable value. As a result, at December 31, 1998, Golden American recognized a total pre-tax loss of approximately $1.0 million to reduce the carrying value of the bonds to their combined net realizable value of $2.9 million. During the second quarter of 1999, further information was received regarding these bonds and Golden American determined that the carrying value of the two bonds exceeded their estimated net realizable value. As a result, at June 30, 1999, Golden American recognized a total pre-tax loss of approximately $1.6 million to further reduce the carrying value of the bonds to their combined net realizable value of $1.1 million.

EQUITY SECURITIES: Equity securities represent 1.4% of the Companies' investment portfolio. At December 31, 1999, the Companies owned equity securities with a cost of $15.0 million and an estimated fair value of $17.3 million. Net unrealized appreciation of equity securities was comprised entirely of gross appreciation of $2.3 million. Equity securities are primarily comprised of investments in shares of the mutual funds underlying the Companies' registered separate accounts.

MORTGAGE LOANS ON REAL ESTATE: Mortgage loans on real estate represent 9.5% of the Companies' investment portfolio. Mortgages outstanding at amortized cost were $100.1 million at December 31, 1999 with an estimated fair value of $95.5 million. The Companies' mortgage loan portfolio includes 58 loans with an average size of $1.7 million and average seasoning of 0.7 years if weighted by the number of loans. The Companies' mortgage loans on real estate are typically secured by occupied buildings in major metropolitan locations and not speculative developments and are diversified by type of property and geographic location. Mortgage loans on real estate have been analyzed by geographical location with concentrations by state identified as California (12% in 1999 and 1998), Utah (10% in 1999, 11% in 1998), and Georgia (9% in 1999, 10% in 1998).
There are no other concentrations of mortgage loans on real estate in any state exceeding ten percent at December 31, 1999 and 1998. Mortgage loans on real estate have also been analyzed by collateral type with significant concentrations identified in office buildings (34% in 1999, 36% in 1998), industrial buildings (33% in 1999, 32% in 1998), retail facilities (19% in 1999, 20% in 1998), and multi-family apartments (10% in 1999 and 8% in 1998).

At December 31, 1999, the yield on the Companies' mortgage loan portfolio was 7.3%. At December 31, 1999, no mortgage loan on real estate was delinquent by 90 days or more. The Companies' loan investment strategy is consistent with other life insurance subsidiaries of ING in the United States. The insurance subsidiaries of EIC have experienced a historically low default rate in their mortgage loan portfolios.

OTHER ASSETS. Accrued investment income increased $1.6 million during 1999, due to an increase in the overall size of the portfolio resulting from the investment of premiums allocated to the fixed account options of the Companies' variable insurance products.

DPAC represents certain deferred costs of acquiring new insurance business, principally first year commissions and interest bonuses, premium credit, and other expenses related to the production of new business after the merger. The Companies' previous balances of DPAC and VPIF were eliminated as of the merger date, and an asset representing VPIF was established for all policies in force at the merger date. VPIF is amortized into income in proportion to the expected gross profits of in force acquired business in a manner similar to DPAC amortization. Any expenses which vary directly with the sales of the Companies' products are deferred and amortized. At December 31, 1999, the Companies had DPAC and VPIF balances of $529.0 million and $31.7 million, respectively. During 1998, VPIF decreased $2.7 million to adjust the value of other receivables and increased $0.2 million as a result of an adjustment to the merger costs.

Property and equipment increased $6.5 million, or 89.0%, during 1999, due to leasehold improvements, the purchase of furniture and other equipment for Golden American's new offices in West Chester, Pennsylvania, and growth in the business.

Goodwill totaling $151.1 million, representing the excess of the acquisition cost over the fair value of net assets acquired, was established at the merger date. Accumulated amortization of goodwill as of December 31, 1999 was $8.2 million.

Other assets increased $1.8 million during 1999, due to increases in a receivable from the separate account and accounts receivable.

At December 31, 1999, the Companies had $7.6 billion of separate account assets compared to $3.4 billion at December 31, 1998. The increase in separate account assets resulted from market appreciation, increased transfer activity, and growth in sales of the Companies' variable annuity products, net of redemptions.

At December 31, 1999, the Companies had total assets of $9.4 billion, a 97.6% increase from December 31, 1998.

LIABILITIES. Future policy benefits for annuity and interest sensitive life products increased $152.6 million, or 17.3%, to $1.0 billion reflecting premium growth in the Companies' fixed account options of the variable products, net of transfers to the separate accounts. Market appreciation, increased transfer activity, and premiums, net of redemptions, accounted for the $4.2 billion, or 122.7%, increase in separate account liabilities to $7.6 billion at December 31, 1999.

On December 30, 1999, Golden American issued a $50 million, 8.179% surplus note to Equitable Life, which matures on December 29, 2029.

On December 8, 1999, Golden American issued a $35 million, 7.979% surplus note to First Columbine Life Insurance Company, an affiliate, which matures on December 7, 2029.

On September 30, 1999, Golden American issued a $75 million, 7.75% surplus note to ING AIH, which matures on September 29, 2029.

On December 30, 1999, ING AIH assigned the surplus note to Equitable Life. On December 30, 1998, Golden American issued a $60 million, 7.25% surplus note to Equitable Life, which matures on December 29, 2028.

On December 17, 1996, Golden American issued a $25 million, 8.25% surplus note to Equitable, which matures on December 17, 2026. As a result of the merger, the surplus note is now payable to EIC.

Other liabilities increased $21.7 million from $34.7 million at December 31, 1998, due primarily to increases in remittances to be applied, outstanding checks, accrued interest payable, and pension liability.

In conjunction with the volume of variable annuity sales, the Companies' total liabilities increased $4.5 billion, or 102.6%, during 1999 and totaled $8.9 billion at December 31, 1999.

The effects of inflation and changing prices on the Companies' financial position are not material since insurance assets and liabilities are both primarily monetary and remain in balance. An effect of inflation, which has been low in recent years, is a decline in stockholder's equity when monetary assets exceed monetary liabilities.

STOCKHOLDER'S EQUITY. Additional paid-in capital increased $121.0 million, or 34.8%, from December 31, 1998 to $468.6 million at December 31, 1999, due to capital contributions from the Parent.

                         LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability of the Companies to generate sufficient cash flows to meet the cash requirements of operating, investing, and financing activities. The Companies' principal sources of cash are variable annuity premiums and product charges, investment income, maturing investments, proceeds from debt issuance, and capital contributions made by the Parent. Primary uses of these funds are payments of commissions and operating expenses, interest and premium credits, investment purchases, repayment of debt, as well as withdrawals and surrenders.

Net cash used in operating activities was $73.4 million in 1999 compared to $63.9 million in 1998. The Companies have predominantly had negative cash flows from operating activities since Golden American started issuing variable insurance products in 1989. These negative operating cash flows result primarily from the funding of commissions and other deferrable expenses related to the continued growth in the variable annuity products.

Net cash used in investing activities was $177.5 million during 1999 as compared to $390.0 million in 1998. This decrease is primarily due to greater net purchases of fixed maturities, equity securities, and mortgage loans on real estate during 1998 than in 1999. Net purchases of fixed maturities reached $124.0 million in 1999 versus $331.3 million in 1998. Net purchases of mortgage loans on real estate declined to $3.1 million from $12.6 million in the prior year.

Net cash provided by financing activities was $258.6 million during 1999 as compared to $439.5 million during the prior year. In 1999, net cash provided by financing activities was positively impacted by net fixed account deposits of $626.5 million compared to $520.8 million in 1998 and by a $6.7 million increase in net borrowings in 1999 compared to 1998. This increase was offset by net reallocations to the Companies' separate accounts, which increased to $650.3 million from $239.7 million during the prior year. In 1999, another important source of cash provided by financing activities was $121.0 million in capital contributions from the Parent compared to $103.8 million in 1998. Another source of cash provided by financing activities during 1999 was $160.0 million in proceeds from surplus notes compared to $60.0 million in 1998

The Companies' liquidity position is managed by maintaining adequate levels of liquid assets, such as cash or cash equivalents and short-term investments. Additional sources of liquidity include borrowing facilities to meet short-term cash requirements. Golden American maintains a $65.0 million reciprocal loan agreement with ING AIH, which expires on December 31, 2007. In addition, the Companies have established an $85.0 million revolving note facility with SunTrust Bank, Atlanta, which expires on July 31, 2000. Management believes these sources of liquidity are adequate to meet the Companies' short-term cash obligations.

Based on current trends, the Companies expect to continue to use net cash in operating activities, given the continued growth of the variable annuity sales. It is anticipated that a continuation of capital contributions from the Parent, the issuance of additional surplus notes, and/or modified coinsurance agreements will cover these net cash outflows. ING AIH is committed to the sustained growth of Golden American. During 2000, ING AIH will maintain Golden American's statutory capital and surplus at the end of each quarter at a level such that:
1) the ratio of Total Adjusted Capital divided by Company Action Level Risk Based Capital exceeds 300%; 2) the ratio of Total Adjusted Capital (excluding surplus notes) divided by Company Action Level Risk Based Capital exceeds 200%; and 3) Golden American's statutory capital and surplus exceeds the "Amounts Accrued for Expense Allowances Recognized in Reserves" as disclosed on page 3, Line 13A of Golden American's statutory statement.

During the first quarter of 1999, Golden American's operations were moved to a new site in West Chester, Pennsylvania. During 1999, Golden American occupied 105,000 square feet of leased space; its affiliate occupies 20,000 square feet. Previously, Golden American's home office operations were housed in leased locations in Wilmington, Delaware and locations in Pennsylvania. Golden American's New York subsidiary is housed in leased space in New York, New York. The Companies intend to spend approximately $2.4 million on capital needs for 2000.

The ability of Golden American to pay dividends to its Parent is restricted. Prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limit. During 2000, Golden American cannot pay dividends to its Parent without prior approval of statutory authorities.

Under the provisions of the insurance laws of the State of New York, First Golden cannot distribute any dividends to its stockholder, Golden American, unless a notice of its intent to declare a dividend and the amount of the dividend has been filed with the New York Insurance Department at least thirty days in advance of the proposed declaration. If the Superintendent of the New York Insurance Department finds the financial condition of First Golden does not warrant the distribution, the Superintendent may disapprove the distribution by giving written notice to First Golden within thirty days after the filing. The management of First Golden does not anticipate paying dividends to Golden American during 2000.

The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to monitor the capitalization of insurance companies based upon the type and mixture of risks inherent in a company's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. The Companies have complied with the NAIC's risk-based capital reporting requirements. Amounts reported indicate that the Companies have total adjusted capital well above all required capital levels.

Reinsurance: At December 31, 1999, Golden American had reinsurance treaties with four unaffiliated reinsurers and one affiliated reinsurer covering a significant portion of the mortality risks under its variable contracts. Golden American remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

The reinsurance treaties that covered the nonstandard minimum guaranteed death benefits for new business have been terminated for business issued after December 31, 1999. The Companies are currently pursuing alternative reinsurance arrangements for new business issued after December 31, 1999. There can be no assurance that such alternative arrangements will be available. The reinsurance covering business in force at December 31, 1999 will continue to apply in the future.

Impact of Year 2000: In prior years, the Companies discussed the nature and progress of plans to become Year 2000 ready. In late 1999, the Companies completed remediation and testing of systems. As a result of those planning and implementation efforts, the Companies experienced no significant disruptions in mission critical information technology and non-information technology systems and believe those systems successfully responded to the Year 2000 date change. Golden American expensed approximately $264,000 during 1999 in connection with remediating systems. The Companies are not aware of any material problems resulting from Year 2000 issues, either with products, internal systems, or the products and services of third parties. The Companies will continue to monitor mission critical computer applications and those of suppliers and vendors throughout the Year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

                         MARKET RISK AND RISK MANAGEMENT

Asset/liability management is integrated into many aspects of the Companies' operations, including investment decisions, product development, and crediting rates determination. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables include contractholder behavior and the variable separate accounts' performance.

Contractholders bear the majority of the investment risks related to the variable insurance products. Therefore, the risks associated with the investments supporting the variable separate accounts are assumed by contractholders, not by the Companies (subject to, among other things, certain minimum guarantees). The Companies' products also provide certain minimum death benefits that depend on the performance of the variable separate accounts. Currently, the majority of death benefit risks are reinsured, which protects the Companies from adverse mortality experience and prolonged capital market decline.

A surrender, partial withdrawal, transfer, or annuitization made prior to the end of a guarantee period from the fixed account may be subject to a market value adjustment. As the majority of the liabilities in the fixed account are subject to market value adjustment, the Companies do not face a material amount of market risk volatility. The fixed account liabilities are supported by a portfolio principally composed of fixed rate investments that can generate predictable, steady rates of return. The portfolio management strategy for the fixed account considers the assets available for sale. This enables the Companies to respond to changes in market interest rates, changes in prepayment risk, changes in relative values of asset sectors and individual securities and loans, changes in credit quality outlook, and other relevant factors. The objective of portfolio management is to maximize returns, taking into account interest rate and credit risks, as well as other risks. The Companies' asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change.

On the basis of these analyses, management believes there is no material solvency risk to the Companies. With respect to a 10% drop in equity values from year end 1999 levels, variable separate account funds, which represent 88% of the in force, pass the risk in underlying fund performance to the contractholder

(except for certain minimum guarantees). With respect to interest rate movements up or down 100 basis points from year end 1999 levels, the remaining 12% of the in force are fixed account funds and almost all of these have market value adjustments which provide significant protection against changes in interest rates.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Any forward-looking statement contained herein or in any other oral or written statement by the Companies or any of their officers, directors, or employees is qualified by the fact that actual results of the Companies may differ materially from such statement, among other risks and uncertainties inherent in the Companies' business, due to the following important factors:

     1. Prevailing interest rate levels and stock market performance, which may affect the ability of the Companies to sell their products, the market value and liquidity of the Companies' investments, fee revenue, and the lapse rate of the Companies' policies, notwithstanding product design features intended to enhance persistency of the Companies' products.

     2. Changes in the federal income tax laws and regulations, which may affect the tax status of the Companies' products.

     3. Changes in the regulation of financial services, including bank sales and underwriting of insurance products, which may affect the competitive environment for the Companies' products.

     4.   Increasing competition in the sale of the Companies' products.

     5. Other factors that could affect the performance of the Companies, including, but not limited to, market conduct claims, litigation, insurance industry insolvencies, availability of competitive reinsurance on new business, investment performance of the underlying portfolios of the variable products, variable product design, and sales volume by significant sellers of the Companies' variable products.

                                OTHER INFORMATION

SEGMENT INFORMATION. During the period since the acquisition by Bankers Trust, September 30, 1992 to date of this Prospectus, Golden American's operations consisted of one business segment, the sale of variable insurance products. Golden American and its affiliate DSI are party to in excess of 480 sales agreements with broker-dealers, five of whom, Locust Street Securities, Inc., Vestax Securities Corporation, Compu Life Investors Services, Inc., IFG Network Securities, Inc. and Multi-Financial Securities Corporation, are affiliates of Golden American. As of December 31, 1999, two broker-dealers produce 10% or more of Golden American's product sales.

REINSURANCE. Golden American reinsured its mortality risk associated with the Contract's guaranteed death benefit on Contracts issued through December 31, 1999 with one or more appropriately licensed insurance companies. Golden American is currently pursuing alternative reinsurance arrangements for new business. Golden American also, effective June 1, 1994, entered into a reinsurance agreement on a modified coinsurance basis with an affiliate of a broker-dealer which distributes Golden American's products with respect to 25% of the business produced by that broker-dealer.

RESERVES. In accordance with the life insurance laws and regulations under which Golden American operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on outstanding Contracts. Reserves, based on valuation mortality tables in general use in the United States, where applicable, are computed to equal amounts which, together with interest on such reserves computed annually at certain assumed rates, make adequate provision according to presently accepted actuarial standards of practice, for the anticipated cash flows required by the contractual obligations and related expenses of Golden American.

COMPETITION. Golden American is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities marketing insurance products comparable to those of Golden American. There are approximately 2,350 stock, mutual and other types of insurers in the life insurance business in the United States, a substantial number of which are significantly larger than Golden American.

Pursuant to a service agreement between Golden American and Equitable Life, Equitable Life provides certain administrative, financial and other services to Golden American. Equitable Life billed Golden American and its subsidiary First Golden American Life Insurance Company of New York ("First Golden"), $1.3 million and $1.1 million, for the years ended December 31, 1999 and 1998, respectively, under this service agreement.

Golden American provides to DSI certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Golden American charges DSI for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Golden American's employees on behalf of DSI. In the opinion of management, this method of cost allocation is reasonable. In 1995, the service agreement between DSI and Golden American was amended to provide for a management fee from DSI to Golden American for managerial and supervisory services provided by Golden American. This fee, calculated as a percentage of average assets in the variable separate accounts, was $10.1 million and $4.8 million for the years 1999 and 1998, respectively.

Since January 1, 1998, Golden American and First Golden have had an asset management agreement with ING Investment Management LLC ("ING IM"), an affiliate, in which ING IM provides asset management and accounting services for a fee, payable quarterly. For the years ended December 31, 1999 and 1998, Golden American and First Golden incurred fees of $2.2 million and $1.5 million, respectively, under this agreement.

Since 1997, Golden American has provided certain advisory, computer and other resources and services to Equitable Life. Revenues for these services totaled $6.1 million for 1999 and $5.8 million for 1998.

The Companies provide resources and services to DSI. Revenues for these services totaled $0.4 million of 1999. Golden American provides resources and services to ING Mutual Funds Management Co., LLC, an affiliate. Revenues for these services totaled $0.2 million for 1999 and $0.1 million for 1998.

Golden American provides resources and services to United Life & Annuity Insurance Company, an affiliate. Revenues for these services, which reduce general expenses incurred by Golden American, totaled $0.5 million in 1999.

The Companies provide resources and services to Security Life of Denver Insurance Company, an affiliate. Revenues for these services, which reduce general expenses incurred by the Companies totaled $0.2 million in 1999.

The Companies provide resources and services to Southland Life Insurance Company, an affiliate. Revenues for these services, which reduce general expenses incurred by the Companies totaled $0.1 million in 1999.

DISTRIBUTION AGREEMENT. Under a distribution agreement, DSI acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by Golden American which as of December 31, 1999, are sold primarily through two broker/dealer institutions. For the years 1999 and 1998, commissions paid by Golden American to DSI (including commissions paid by First Golden) aggregated $181.5 million and $117.5 million, respectively.

EMPLOYEES. Golden American, as a result of its Service Agreement with Bankers Trust (Delaware) and EIC Variable, had very few direct employees. Instead, various management services were provided by Bankers Trust (Delaware), EIC Variable and Bankers Trust New York Corporation, as described above under "Service Agreement." The cost of these services were allocated to Golden American. Since August 14, 1996, Golden American has hired individuals to perform various management services and has looked to Equitable of Iowa and its affiliates for certain other management services.

Certain officers of Golden American are also officers of DSI, and their salaries are allocated among both companies. Certain officers of Golden American are also officers of other Equitable of Iowa subsidiaries. See "Directors and Executive Officers."

PROPERTIES. Golden American's principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380, where all of Golden American's records are maintained. This office space is leased.

STATE REGULATION. Golden American is subject to the laws of the State of Delaware governing insurance companies and to the regulations of the Delaware Insurance Department (the "Insurance Department"). A detailed financial statement in the prescribed form (the "Annual Statement") is filed with the Insurance Department each year covering Golden American's operations for the preceding year and its financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine contract liabilities and reserves so that the Insurance Department may certify that these items are correct. Golden American's books and accounts are subject to review by the Insurance Department at all times. A full examination of Golden American's operations is conducted periodically by the Insurance Department and under the auspices of the NAIC.

In addition, Golden American is subject to regulation under the insurance laws of all jurisdictions in which it operates. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to various matters, including licensing to transact business, overseeing trade practices, licensing agents, approving contract forms, establishing reserve requirements, fixing maximum interest rates on life insurance contract loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Golden American is required to file the Annual Statement with supervisory agencies in each of the jurisdictions in which it does business, and its operations and accounts are subject to examination by these agencies at regular intervals.

The NAIC has adopted several regulatory initiatives designed to improve the surveillance and financial analysis regarding the solvency of insurance companies in general. These initiatives include the development and implementation of a risk-based capital formula for determining adequate levels of capital and surplus. Insurance companies are required to calculate their risk-based capital in accordance with this formula and to include the results in their Annual Statement. It is anticipated that these standards will have no significant effect upon Golden American. For additional information about the Risk-Based Capital adequacy monitoring system and Golden American, see "Management's Discussion and Analysis Results of Operations."

In addition, many states regulate affiliated groups of insurers, such as Golden American, and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of the transfers and payments in relation to the financial positions of the companies involved.

Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for contract owner losses incurred by other insurance companies which have become insolvent. Most of these laws provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. For information regarding Golden American's estimated liability for future guaranty fund assessments, see Note 11 of Notes to Financial Statements.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Certain insurance products of Golden American are subject to various federal securities laws and regulations. In addition, current and proposed federal measures which may significantly affect the insurance business include regulation of insurance company solvency, employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies and the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

DIRECTORS AND OFFICERS

NAME (AGE)                  POSITION(S) WITH THE COMPANY
--------------------------  ----------------------------------------------------
Barnett Chernow (50)        President and Director
Myles R. Tashman (57)       Director, Executive Vice President,
                            General Counsel and Secretary
Michael W. Cunningham (51)  Director
Mark A. Tullis (44)         Director
Phillip R. Lowery (46)      Director
James R. McInnis (52)       Executive Vice President and Chief Marketing Officer
Stephen J. Preston (42)     Executive Vice President and Chief Actuary
E. Robert Koster (41)       Senior Vice President and Chief Financial Officer
Patricia M. Corbett (35)    Treasurer and Assistant V.P.
David L. Jacobson (50)      Senior Vice President and Assistant Secretary
William L. Lowe (36)        Senior Vice President, Sales and Marketing
Ronald R. Blasdell (46)     Senior Vice President, Project Implementation
Steven G. Mandel (40)       Senior Vice President and Chief Information Officer
Gary F. Haynes (55)         Senior Vice President, Operations

Each director is elected to serve for one year or until the next annual meeting of shareholders or until his or her successor is elected. Some directors are directors of insurance company subsidiaries of Golden American's parent, Equitable of Iowa. Golden American's directors and senior executive officers and their principal positions for the past five years are listed below:

Mr. Barnett Chernow became President of Golden American and First Golden in April, 1998. From, 1996 to 1998, Mr. Chernow served as Executive V.P. of First Golden. From 1993 to 1998, Mr. Chernow also served as Executive Vice President of Golden American. He was elected to serve as a director of First Golden in June, 1996 and Golden American in April, 1998.

Mr. Myles R. Tashman joined Golden American in August 1994 as Senior Vice President and was named Executive Vice President, General Counsel and Secretary effective January 1, 1996. He was elected to serve as a Director of Golden American in January 1998. He also serves as a Director, Executive Vice President, General Counsel and Secretary of First Golden.

Mr. Michael W. Cunningham became a Director of Golden American and First Golden in April 1999. Also, he has served as a Director of Life of Georgia and Security Life of Denver since 1995. Currently, he serves as Executive Vice President and Chief Financial Officer of ING North America Insurance Corporation, and has worked for them since 1991.

Mr. Mark A. Tullis became a Director of Golden American and First Golden in December 1999. He has served as Executive Vice President, Strategy and Operations for ING Americas Region since September 1999. From June, 1994 to August, 1999, he was with Pimerica, serving as Executive Vice President at the time of his departure.

Mr. Phillip R. Lowery became a Director of Golden American in April 1999 and First Golden in December 1999. He has served as Executive Vice President and Chief Actuary for ING Americas Region since 1990.

Mr. James R. McInnis joined Golden American and First Golden in December, 1997 as Executive Vice President. From 1982 through November, 1997, he held several positions with the Endeavor Group and was President upon his departure.

Mr. E. Robert Koster was elected Senior Vice President and Chief Financial Officer of Golden American and First Golden in September 1998. From August, 1984 to September, 1998 he has held various positions with ING companies in The Netherlands.

Ms. Patricia M. Corbett was elected Treasurer of Golden American in December 1998. She joined Equitable Life Insurance Company of Iowa in 1987 and is currently Treasurer and Assistant Vice President of Equitable Life and USG Annuity & Life Company.

Mr. David L. Jacobson joined Golden American in November 1993 as Vice President and Assistant Secretary and became Senior Vice President in December, 1993. He was elected Senior Vice President and Assistant Secretary for First Golden in June, 1996.

Mr. Stephen J. Preston joined Golden American in December, 1993 as Senior Vice President, Chief Actuary and Controller. He became an Executive Vice President and Chief Actuary in June, 1998. He was elected Senior Vice President and Chief Actuary of First Golden in June, 1996 and elected Executive Vice President in June, 1998.

Mr. William L. Lowe joined Equitable Life as Vice President, Sales & Marketing in January, 1994. He became a Senior Vice President, Sales & Marketing, of Golden American in August 1997. He was also President of Equitable of Iowa Securities Network, Inc. until October, 1998.

Mr. Steven G. Mandel joined Golden American in October 1988 and became Senior Vice President and Chief Information Officer in June, 1998.

Mr. Ronald R. Blasdell joined Golden American in February, 1994 and became Senior Vice President, Project Implementation in June, 1998.

Mr. Gary Haynes rejoined Golden American in April, 1999 as Senior Vice President, Operations. From August, 1995 to February, 1998 he was with F&G Life Insurance Company; serving as Senior Vice President, Operations at the time of his departure. He served as Senior Vice President Operations with Golden American from July, 1994 to August, 1995.

COMPENSATION TABLE AND OTHER INFORMATION
The following sets forth information with respect to the Chief Executive Officer of Golden American as well as the annual salary and bonus for the next five highly compensated executive officers for the fiscal year ended December 31, 1999. Certain executive officers of Golden American are also officers of DSI and First Golden. The salaries of such individuals are allocated among Golden American, DSI and First Golden pursuant to an arrangement among these companies.

EXECUTIVE COMPENSATION TABLE
The following table sets forth information with respect to the annual salary and bonus for Golden American's Chief Executive Officer, the four other most highly compensated executive officers and the two most highly compensated former executive officers for the fiscal year ended December 31, 1999.

                                                                    LONG-TERM
                                  ANNUAL COMPENSATION              COMPENSATION
                                  -------------------        -----------------------
                                                              RESTRICTED  SECURITIES
NAME AND                                                     STOCK AWARDS UNDERLYING     ALL OTHER
PRINCIPAL POSITION           YEAR      SALARY      BONUS 1     OPTIONS 2    OPTIONS    COMPENSATION 3
------------------           ----      ------      -------     ---------    -------    --------------
Barnett Chernow..........    1999    $ 300,009    $ 698,380                    6,950     $  20,464 4
President                    1998    $ 284,171    $ 105,375                    8,000
                             1997    $ 234,167    $  31,859    $ 277,576       4,000

James R. McInnis.........    1999    $ 250,007    $ 955,646                    5,550     $  15,663 4
Executive Vice               1998    $ 250,004    $ 626,245                    2,000
President

Myles R. Tashman.........    1999    $ 199,172    $ 293,831                    1,800     $  14,598 4
Executive Vice               1998    $ 189,337    $  54,425                    3,500
President, General           1997    $ 181,417    $  25,000    $ 165,512       5,000
Counsel and Secretary

Stephen J. Preston.......    1999    $ 198,964    $ 235,002                    2,050     $  12,564 4
Executive Vice               1998    $ 173.870    $  32,152                    3,500
President and Chief          1997    $ 160,758    $  16,470
Actuary

Steven G. Mandel.........    1999    $ 153,754    $ 261,330                    1,400     $  11,551 4
Senior Vice                  1998    $ 139,169    $  25,833
President                    1997    $ 129,167    $  25,000

R. Brock Armstrong.......    1999    $ 500,014    $ 500,000                   10,175     $  23,921 4
Former Chief
Executive Officer

Keith Glover.............    1999    $  87,475    $ 761,892                              $ 558,541 4, 5
Former Executive             1998    $ 250,000    $ 145,120                    3,900
Vice  President

--------------------
1    The amount shown relates to bonuses paid in 1999, 1998, and 1997.

2 Restricted stock awards granted to executive officers vested on October 24, 1997 with the change in control of Equitable of Iowa.

3 Other compensation for 1999 includes reimbursements to named employee for participation in company sponsored programs such as tuition reimbursement, PC purchase assistance program, and other miscellaneous payments or reimbursements. For 1999, Mr. Chernow received $2,464; Mr. McInnis received $636; Mr. Tashman received $2,598; Mr. Preston received $564; Mr. Mandel received $2,251; Mr. Armstrong received $1,421; and Mr. Glover received $3,089.

4 Other compensation for 1999 includes a business allowance for each named executive which is required to be applied to specific business expenses of the named executive.

5 In connection with the termination of his employment, Mr. Glover received payments and benefits totaling $555,452.

OPTION GRANTS IN LAST FISCAL YEAR

                                                                                    POTENTIAL
                                                                               REALIZABLE VALUE AT
                                       % OF TOTAL                                ASSUMED ANNUAL
                          NUMBER OF      OPTIONS                                 RATES OF STOCK
                         SECURITIES    GRANTED TO                              PRICE APPRECIATION
                         UNDERLYING     EMPLOYEES   EXERCISE                    FOR OPTION TERM 3
                           OPTIONS      IN FISCAL    OR BASE    EXPIRATION    ----------------------
NAME                      GRANTED 1       YEAR       PRICE 2       DATE           5%           10%
----                     -----------     ------     ---------     ------         ----         -----
Barnett Chernow..........    2,000         3.18      $54.210    01/04/2004    $  29,954    $  66,191
                             4,950         7.86      $54.210    04/01/2009    $ 168,757    $ 427,664
James R. McInnis.........    2,550         4.05      $54.210    04/01/2009    $  86,936    $ 220,312
                             3,000         4.77      $55.070    10/01/2009    $ 103,900    $ 263,302
Myles R. Tashman.........    1,800         2.86      $54.210    04/01/2009    $  61,366    $ 155,514
Stephen J. Preston.......    2,050         3.26      $54.210    04/01/2009    $  69,889    $ 177,113
Steven G. Mandel.........    1,400         2.22      $54.210    04/01/2009    $  47,729    $ 120,955
R. Brock Armstrong.......   10,175        16.16      $54.210    04/01/2009    $ 346,890    $ 879,087

----------------
1 Stock appreciation rights granted in 1999 to the officers of Golden American have a three-year vesting period and an expiration date as shown.

2 The base price was equal to the fair market value of ING's stock on the date of grant.

3 Total dollar gains based on indicated rates of appreciation of share price over the total term of the rights.

--------------------------------------------------------------------------------
FINANCIAL STATEMENTS OF GOLDEN AMERICAN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------




REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholder
Golden American Life Insurance Company

We have audited the accompanying consolidated balance sheets of Golden American Life Insurance Company as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years ended December 31, 1999 and 1998 and for the periods from October 25, 1997 through December 31, 1997, and January 1, 1997 through October 24, 1997. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden American Life Insurance Company at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and for the periods from October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997, in conformity with accounting principles generally accepted in the United States.

                                                         /s/Ernst & Young LLP

Des Moines, Iowa
February 4, 2000

                          GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               CONSOLIDATED BALANCE SHEETS
                      (Dollars in thousands, except per share data)

                                                            POST-MERGER
                                                   ---------------------------
                                                   December 31,   December 31,
                                                      1999           1998
                                                   ------------   ------------
    ASSETS

     Investments:
       Fixed maturities, available for sale,
         at fair value (Cost: 1999 - $858,052;
         1998 - $739,772).......................    $835,321       $741,985
       Equity securities, at fair value (cost:
         1999 - $14,952; 1998 - $14,437)........      17,330         11,514
       Mortgage loans on real estate............     100,087         97,322
       Policy loans.............................      14,157         11,772
       Short-term investments...................      80,191         41,152
                                                  ----------     ----------
    Total investments...........................   1,047,086        903,745

    Cash and cash equivalents...................      14,380          6,679

    Reinsurance recoverable.....................      14,834          7,586

    Due from affiliates.........................         637          2,983

    Accrued investment income...................      11,198          9,645

    Deferred policy acquisition costs...........     528,957        204,979

    Value of purchased insurance in force.......      31,727         35,977

    Current income taxes recoverable............          35            628

    Deferred income tax asset...................      21,943         31,477

    Property and equipment, less allowances for
       depreciation of $3,229 in 1999 and $801
       in 1998..................................      13,888          7,348

    Goodwill, less accumulated amortization of
       $8,186 in 1999 and $4,408 in 1998........     142,941        146,719

    Other assets................................       2,514            743

    Separate account assets.....................   7,562,717      3,396,114
                                                  ----------     ----------
    Total assets................................  $9,392,857     $4,754,623
                                                  ==========     ==========



                              See accompanying notes.

                      GOLDEN AMERICAN LIFE INSURANCE COMPANY
                     CONSOLIDATED BALANCE SHEETS - CONTINUED
                 (Dollars in thousands, except per share data)

                                                        POST-MERGER
                                              -----------------------------
                                                December 31,   December 31,
                                                    1999           1998
                                              --------------   ------------

LIABILITIES AND STOCKHOLDER'S EQUITY

Policy liabilities and accruals:
   Future policy benefits:
      Annuity and interest sensitive
        life products.......................     $1,033,701     $881,112
      Unearned revenue reserve..............          6,300        3,840
   Other policy claims and benefits.........              8           --
                                                 ----------   ----------
                                                  1,040,009      884,952

 Surplus notes..............................        245,000       85,000
 Revolving note payable.....................          1,400           --
 Due to affiliates..........................          9,547           --
 Other liabilities..........................         56,335       34,663
 Separate account liabilities...............      7,562,717    3,396,114
                                                 ----------   ----------
                                                  8,915,008    4,400,729

 Commitments and contingencies

 Stockholder's equity:
   Common stock, par value $10 per share,
      authorized, issued, and outstanding
      250,000 shares........................          2,500        2,500
   Additional paid-in capital...............        468,640      347,640
   Accumulated other comprehensive loss.....         (9,154)        (895)
   Retained earnings........................         15,863        4,649
                                                 ----------   ----------
 Total stockholder's equity.................        477,849      353,894
                                                 ----------   ----------
 Total liabilities and stockholder's equity.     $9,392,857   $4,754,623
                                                 ==========   ==========


                              See accompanying notes.


                             GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              CONSOLIDATED STATEMENTS OF OPERATIONS
                                     (Dollars in thousands)

                                                                                      POST-
                                                   POST-MERGER                    ACQUISITION
                                    --------------------------------------------|-------------
                                                                 For the period |or the period
                                                                    October 25, |  January 1,
                                     For the year  For the year       1997      |    1997
                                        ended         ended         through     |   hrough
                                     December 31,  December 31,   December 31,  |  October 24,
                                         1999          1998           1997      |     1997
                                    --------------------------------------------|--------------
Revenues                                                                        |
   Annuity and interest                                                         |
      sensitive life product                                                    |
      charges.......................  $ 82,935      $ 39,119        $ 3,834     |   $18,288
   Management fee revenue...........    10,136         4,771            508     |     2,262
   Net investment income............    59,169        42,485          5,127     |    21,656
   Realized gains (losses)                                                      |
      on investments................    (2,923)       (1,491)            15     |       151
   Other income.....................    10,827         5,569            236     |       426
                                      --------       -------        -------     |   -------
                                       160,144        90,453          9,720     |    42,783
                                                                                |
Insurance benefits and expenses:                                                |
   Annuity and interest sensitive                                               |
     life benefits:                                                             |
     Interest credited to account                                               |
       balances.....................   175,851        94,845          7,413     |    19,276
     Benefit claims incurred in                                                 |
       excess of account balances...     6,370         2,123             --     |       125
   Underwriting, acquisition, and                                               |
     insurance expenses:                                                        |
     Commissions....................   188,383       121,171          9,437     |    26,818
     General expenses...............    60,194        37,577          3,350     |    13,907
     Insurance taxes, state                                                     |
       licenses, and fees...........     3,976         4,140            450     |     1,889
     Policy acquisition costs                                                   |
       deferred.....................  (346,396)     (197,796)       (13,678)    |   (29,003)
     Amortization:                                                              |
      Deferred policy acquisition                                               |
        costs.......................    33,119         5,148            892     |     1,674
      Value of purchased insurance                                              |
        in force....................     6,238         4,724            948     |     5,225
      Goodwill......................     3,778         3,778            630     |     1,398
                                      --------       -------        -------     |   -------
                                       131,513        75,710          9,442     |    41,309
                                                                                |
Interest expense....................     8,894         4,390            557     |     2,082
                                      --------       -------        -------     |   -------
                                       140,407        80,100          9,999     |    43,391
                                      --------       -------        -------     |   -------
Income (loss) before income taxes...    19,737        10,353           (279)    |      (608)
                                                                                |
Income taxes........................     8,523         5,279            146     |    (1,337)
                                      --------       -------        -------     |   -------
                                                                                |
Net income (loss)...................  $ 11,214       $ 5,074        $  (425)    |   $   729
                                      ========       =======        =======     |   =======


                               See accompanying notes.


                           GOLDEN AMERICAN LIFE INSURANCE COMPANY
                  CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                                   (Dollars in thousands)


                                                       Accumulated
                                         Additional       Other                    Total
                                 Common    Paid-in    Comprehensive  Retained   Stockholder's
                                  Stock    Capital    Income (Loss)  Earnings      Equity
                                ------------------------------------------------------------
                                                      PRE-ACQUISITION
                                ------------------------------------------------------------
Balance at January 1, 1997.....  $2,500   $137,372      $   262       $   350     $140,484
 Comprehensive income:
  Net income...................      --         --           --           729          729
  Change in net unrealized
   investment gains (losses)...      --         --        1,543            --        1,543
                                                                                  --------
 Comprehensive income...........                                                     2,272
 Contribution of Capital........     --      1,121           --            --        1,121
                                 ------   --------      -------       -------     --------
Balance at October 24, 1997....  $2,500   $138,493      $ 1,805       $ 1,079     $143,877
                                 ======   ========      =======       =======     ========

                                -----------------------------------------------------------
                                                     POST-MERGER
                                -----------------------------------------------------------
Balance at October 25, 1997....  $2,500   $224,997           --            --     $227,497
 Comprehensive income:
  Net loss.....................      --         --           --       $  (425)        (425)
  Change in net unrealized
     investment gains (losses).      --         --      $   241            --          241
                                                                                  --------
Comprehensive loss.............                                                       (184)
                                 ------   --------      -------       -------     --------
Balance at December 31,1997....   2,500    224,997          241          (425)    $227,313
 Comprehensive income:
  Net income...................      --         --           --         5,074        5,074
  Change in net unrealized
     investment gains (losses).      --         --       (1,136)           --       (1,136)
                                                                                  --------
 Comprehensive income..........                                                      3,938
 Contribution of Capital........     --    122,500           --            --      122,500
 Other..........................     --        143           --            --          143
                                 ------   --------      -------       -------     --------
Balance at December 31,1998....   2,500    224,997         (895)        4,649      353,894
Comprehensive income:
  Net income...................      --         --           --        11,214       11,214
  Change in net unrealized
     investment gains (losses).      --         --       (8,259)           --       (8,259)
                                                                                  --------
Comprehensive income...........                                                      2,955
 Contribution of Capital........     --    121,000           --            --      121,000
                                 ------   --------      -------       -------     --------
Balance at December 31,1999....  $2,500   $468,640      $(9,154)      $15,863     $477,849
                                 ======   ========      =======       =======     ========




                                  See accompanying notes.



                                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             (Dollars in thousands)

                                                                                              |    POST-
                                                                  POST-MERGER                 | ACQUISITION
                                                   -------------------------------------------|---------------
                                                                               For the period | For the period
                                                                                 October 25,  |   January 1,
                                                   For the year  For the year      1997       |     1997
                                                      ended         ended         through     |    through
                                                   December 31,  December 31,    December 31, |   October 24,
                                                      1999          1998            1997      |      1997
                                                   ------------  ------------  -------------- | --------------
OPERATING ACTIVITIES                                                                          |
Net income (loss).................................   $11,214        $5,074          $(425)    |         $729
Adjustments to reconcile net income (loss) to net                                             |
  cash provided by (used in) operations:                                                      |
   Adjustments related to annuity and                                                         |
     interest sensitive life products:                                                        |
     Interest credited and other charges on                                                   |
       interest sensitive products................   175,851        94,845          7,413     |       19,276
     Charges for mortality and administration.....       524          (233)           (62)    |          (99)
     Change in unearned revenues..................     2,460         2,651          1,189     |        3,292
   Increase (decrease) in policy liabilities and                                              |
     accruals.....................................         8           (10)            10     |           --
   Decrease (increase) in accrued investment                                                  |
     income.......................................    (1,553)       (3,222)         1,205     |       (3,489)
   Policy acquisition costs deferred..............  (346,396)     (197,796)       (13,678)    |      (29,003)
   Amortization of deferred policy                                                            |
     acquisition costs............................    33,119         5,148            892     |        1,674
   Amortization of value of purchased                                                         |
     insurance in force...........................     6,238         4,724            948     |        5,225
   Change in other assets, due to/from                                                        |
     affiliates, other liabilities, and accrued                                               |
     income taxes.................................    24,845         9,979          4,205     |       (8,944)
   Provision for depreciation and amortization....     8,850         8,147          1,299     |        3,203
   Provision for deferred income taxes............     8,523         5,279            146     |          316
   Realized (gains) losses on investments.........     2,923         1,491            (15)    |         (151)
                                                    --------      --------        -------     |     ---------
Net cash provided by (used in) operating                                                      |
   activities.....................................   (73,394)      (63,923)         3,127     |       (7,971)
                                                                                              |
INVESTING ACTIVITIES                                                                          |
Sale, maturity, or repayment of investments:                                                  |
   Fixed maturities - available for sale..........   220,547       145,253          9,871     |       39,622
   Mortgage loans on real estate..................     6,572         3,791          1,644     |        5,828
   Short-term investments - net...................        --            --             --     |       11,415
                                                    --------      --------        -------     |     ---------
                                                     227,119       149,044         11,515     |       56,865
Acquisition of investments:                                                                   |
   Fixed maturities - available for sale..........  (344,587)     (476,523)       (29,596)    |     (155,173)
   Equity securities..............................        --       (10,000)            (1)    |       (4,865)
   Mortgage loans on real estate..................    (9,659)      (16,390)       (14,209)    |      (44,481)
   Policy loans - net.............................    (2,385)       (2,940)          (328)    |       (3,870)
   Short-term investments - net...................   (39,039)      (26,692)       (13,244)    |           --
                                                    --------      --------        -------     |     ---------
                                                    (395,670)     (532,545)       (57,378)    |     (208,389)
Net purchase of property and equipment............    (8,968)       (6,485)          (252)    |         (875)
                                                    --------      --------        -------     |     ---------
Net cash used in investing activities.............  (177,519)     (389,986)       (46,115)    |     (152,399)

                                            See accompanying notes.


                                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                             (Dollars in thousands)

                                                                                       |    POST-
                                                           POST-MERGER                 | ACQUISITION
                                            -------------------------------------------|---------------
                                                                        For the period | For the period
                                                                          October 25,  |   January 1,
                                            For the year  For the year      1997       |     1997
                                               ended         ended         through     |    through
                                            December 31,  December 31,    December 31, |   October 24,
                                               1999          1998            1997      |      1997
                                            ------------  ------------  -------------- | --------------
FINANCING ACTIVITIES                                                                   |
Proceeds from reciprocal loan agreement                                                |
   borrowings..............................  $396,350       $500,722            --     |          --
Repayment of reciprocal loan agreement                                                 |
   borrowings..............................  (396,350)      (500,722)           --     |          --
Proceeds from revolving note payable.......   220,295        108,495            --     |          --
Repayment of revolving note payable........  (218,895)      (108,495)           --     |          --
Proceeds from surplus note.................   160,000         60,000            --     |          --
Proceeds from line of credit borrowings....        --             --       $10,119     |     $97,124
Repayment of line of credit borrowings.....        --         (5,309)       (2,207)    |     (80,977)
Receipts from annuity and interest                                                     |
   sensitive life policies credited to                                                 |
   account balances........................   773,685        593,428        62,306     |     261,549
Return of account balances on annuity                                                  |
   and interest sensitive life policies....  (147,201)       (72,649)       (6,350)    |     (13,931)
Net reallocations to separate accounts.....  (650,270)      (239,671)      (17,017)    |     (93,069)
Contributions of capital by parent.........   121,000        103,750            --     |       1,011
                                             --------      --------        -------     |   ---------
Net cash provided by financing activities..   258,614        439,549        46,851     |     171,707
                                             --------      --------        -------     |   ---------
                                                                                       |
Increase (decrease) in cash and cash                                                   |
   equivalents.............................     7,701        (14,360)        3,863     |      11,337
Cash and cash equivalents at                                                           |
   beginning of period.....................     6,679         21,039        17,176     |       5,839
                                             --------      --------        -------     |   ---------
Cash and cash equivalents at                                                           |
   end of period...........................   $14,380         $6,679       $21,039     |     $17,176
                                             ========      =========       =======     |   =========
                                                                                       |
SUPPLEMENTAL  DISCLOSURE                                                               |
 OF CASH FLOW  INFORMATION                                                             |
Cash paid during the period for:                                                       |
   Interest................................    $6,392         $4,305          $295     |      $1,912
   Income taxes............................        --             99            --     |         283
Non-cash financing activities:                                                         |
   Non-cash adjustment to additional                                                   |
     paid-in capital for adjusted merger                                               |
     costs.................................        --            143            --     |          --
   Contribution of property and                                                        |
     equipment from EIC Variable,                                                      |
     Inc. net of $353 of accumulated                                                   |
     depreciation..........................        --             --            --     |         110
   Contribution of capital from parent to                                              |
     repay line of credit borrowings.......        --         18,750            --     |          --


                                        See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999

1. SIGNIFICANT ACCOUNTING POLICIES


CONSOLIDATION

The consolidated financial statements include Golden American Life Insurance Company ("Golden American") and its wholly owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden," and collectively with Golden American, the "Companies"). All significant intercompany accounts and transactions have been eliminated.

ORGANIZATION

Golden American, a wholly owned subsidiary of Equitable of Iowa Companies, Inc., offers variable insurance products and is licensed as a life insurance company in the District of Columbia and all states except New York. First Golden is licensed to sell insurance products in New York and Delaware. The Companies' products are marketed by broker/dealers, financial institutions, and insurance agents. The Companies' primary customers are consumers and corporations.

On October 24, 1997, PFHI Holding, Inc. ("PFHI"), a Delaware corporation, acquired all of the outstanding capital stock of Equitable of Iowa Companies ("Equitable") according to the terms of an Agreement and Plan of Merger ("Merger Agreement") dated July 7, 1997 among Equitable, PFHI, and ING Groep N.V. ("ING"). PFHI is a wholly owned subsidiary of ING, a global financial services holding company based in The Netherlands. As a result of this transaction, Equitable was merged into PFHI, which was simultaneously renamed Equitable of Iowa Companies, Inc. ("EIC" or the "Parent"), a Delaware corporation. See Note 6 for additional information regarding the merger.

On August 13, 1996, Equitable acquired all of the outstanding capital stock of BT Variable, Inc. (subsequently known as EIC Variable, Inc.) and its wholly owned subsidiaries, Golden American and Directed Services, Inc. ("DSI") from
Whitewood Properties Corporation ("Whitewood"). See Note 7 for additional information regarding the acquisition.

For financial statement purposes, the ING merger was accounted for as a purchase effective October 25, 1997 and the change in control of Golden American through the acquisition of BT Variable, Inc. ("BT Variable") was accounted for as a purchase effective August 14, 1996. The merger and acquisition resulted in new bases of accounting reflecting estimated fair values of assets and liabilities at their respective dates. As a result, the Companies' financial statements included for the periods after October 24, 1997 are presented on the Post-Merger new basis of accounting and for the period January 1, 1997 through October 24, 1997 are presented on the Post-Acquisition basis of accounting.

INVESTMENTS

Fixed Maturities: The Companies account for their investments under the Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for
Certain Investments in Debt and Equity Securities," which requires fixed maturities to be designated as either "available for sale," "held for investment," or "trading." Sales of fixed maturities designated as "available for sale" are not restricted by SFAS No. 115. Available for sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in stockholder's equity, after adjustment for related changes in value of purchased insurance in force ("VPIF"), deferred policy acquisition costs ("DPAC"), and deferred income taxes. At December 31, 1999 and 1998, all of the Companies' fixed maturities are designated as available for sale, although the Companies are not precluded from designating fixed maturities as held for investment or trading at some future date.

Securities determined to have a decline in value that is other than temporary are written down to estimated fair value, which becomes the new cost basis by a charge to realized losses in the Companies' Statements of Operations. Premiums and discounts are amortized/accrued utilizing a method which results in a constant

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999

1. SIGNIFICANT ACCOUNTING POLICIES (continued)


yield over the  securities'  expected  lives.  Amortization/accrual  of
premiums  and   discounts  on  mortgage   and  other   asset-backed   securities
incorporates a prepayment assumption to estimate the securities' expected lives.

Equity Securities: Equity securities are reported at estimated fair value if readily marketable. The change in unrealized appreciation and depreciation of marketable equity securities (net of related deferred income taxes, if any) is included directly in stockholder's equity. Equity securities determined to have a decline in value that is other than temporary are written down to estimated fair value, which becomes the new cost basis by a charge to realized losses in the Companies' Statements of Operations.

Mortgage Loans On Real Estate: Mortgage loans on real estate are reported at cost adjusted for amortization of premiums and accrual of discounts. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Companies will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected future cash flows from the loan discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of impaired loans is reduced by the establishment of a valuation allowance, which is adjusted at each reporting date for significant changes in the calculated value of the loan. Changes in this valuation allowance are charged or credited to income.

Other Investments: Policy loans are reported at unpaid principal. Short-term investments are reported at cost, adjusted for amortization of premiums and accrual of discounts.

Realized Gains And Losses: Realized gains and losses are determined on the basis of specific identification.

Fair Values: Estimated fair values, as reported herein, of conventional mortgage-backed securities not actively traded in a liquid market are estimated using a third party pricing process. This pricing process uses a matrix calculation assuming a spread over U.S. Treasury bonds based upon the expected average lives of the securities. Estimated fair values of publicly traded fixed maturities are reported by an independent pricing service. Fair values of private placement bonds are estimated using a matrix that assumes a spread (based on interest rates and a risk assessment of the bonds) over U.S. Treasury bonds. Estimated fair values of equity securities, which consist of the Companies' investment in its registered separate accounts, are based upon the quoted fair value of the securities comprising the individual portfolios underlying the separate accounts.

CASH AND CASH EQUIVALENTS
For purposes of the accompanying Statements of Cash Flows, the Companies consider all demand deposits and interest-bearing accounts not related to the investment function to be cash equivalents. All interest-bearing accounts classified as cash equivalents have original maturities of three months or less.

DEFERRED POLICY ACQUISITION COSTS
Certain costs of acquiring new insurance business, principally first year commissions and interest bonuses, premium credit, and other expenses related to the production of new business, have been deferred. Acquisition costs for variable insurance products are being amortized generally in proportion to the present value (using the assumed crediting rate) of expected future gross profits. This amortization is adjusted retrospectively when the Companies revise their estimate of current or future gross profits to be realized from a group of products. DPAC is adjusted to reflect the pro forma impact of unrealized gains and losses on fixed maturities the Companies have designated as "available for sale" under SFAS No. 115.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999

1. SIGNIFICANT ACCOUNTING POLICIES (continued)


VALUE OF PURCHASED INSURANCE IN FORCE
As a result of the merger and acquisition, a portion of the purchase price related to each transaction was allocated to the right to receive future cash flows from existing insurance contracts. This allocated cost represents VPIF, which reflects the value of those purchased policies calculated by discounting actuarially determined expected future cash flows at the discount rate determined by the purchaser. Amortization of VPIF is charged to expense in proportion to expected gross profits of the underlying business. This amortization is adjusted retrospectively when the Companies revise the estimate of current or future gross profits to be realized from the insurance contracts acquired. VPIF is adjusted to reflect the pro forma impact of unrealized gains and losses on available for sale fixed maturities. See Notes 6 and 7 for additional information on VPIF resulting from the merger and acquisition.

PROPERTY AND EQUIPMENT
Property and equipment primarily represent leasehold improvements, office furniture, certain other equipment, and capitalized computer software and are not considered to be significant to the Companies' overall operations. Property and equipment are reported at cost less allowances for depreciation.
Depreciation expense is computed primarily on the basis of the straight-line method over the estimated useful lives of the assets.

GOODWILL
Goodwill was established as a result of the merger and is being amortized over 40 years on a straight-line basis. Goodwill established as a result of the acquisition was being amortized over 25 years on a straight-line basis. See Notes 6 and 7 for additional information on the merger and acquisition.

FUTURE POLICY BENEFITS
Future policy benefits for divisions of the variable products with fixed interest guarantees are established utilizing the retrospective deposit accounting method. Policy reserves represent the premiums received plus accumulated interest, less mortality and administration charges. Interest credited to these policies ranged from 3.00% to 11.00% during 1999, 3.00% to 10.00% during 1998, and 3.30% to 8.25% during 1997. The unearned revenue reserve represents unearned distribution fees. These distribution fees have been deferred and are amortized over the life of the contracts in proportion to expected gross profits.

SEPARATE ACCOUNTS
Assets and liabilities of the separate accounts reported in the accompanying Balance Sheets represent funds separately administered principally for variable contracts. Contractholders, rather than the Companies, bear the investment risk for the variable insurance products. At the direction of the contractholders, the separate accounts invest the premiums from the sale of variable insurance products in shares of specified mutual funds. The assets and liabilities of the separate accounts are clearly identified and segregated from other assets and liabilities of the Companies. The portion of the separate account assets equal to the reserves and other liabilities of variable contracts cannot be charged with liabilities arising out of any other business the Companies may conduct.

Variable separate account assets are carried at fair value of the underlying investments and generally represent contractholder investment values maintained in the accounts. Variable separate account liabilities represent account balances for the variable contracts invested in the separate accounts; the fair value of these liabilities is equal to their carrying amount. Net investment income and realized and unrealized capital gains and losses related to separate account assets are not reflected in the accompanying Statements of Operations.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999

1. SIGNIFICANT ACCOUNTING POLICIES (continued)


Product charges recorded by the Companies from variable insurance products consist of charges applicable to each contract for mortality and expense risk, cost of insurance, contract administration, and surrender charges. In addition, some variable annuity and all variable life contracts provide for a distribution fee collected for a limited number of years after each premium deposit. Revenue recognition of collected distribution fees is amortized over the life of the contract in proportion to its expected gross profits. The balance of unrecognized revenue related to the distribution fees is reported as an unearned revenue reserve.

DEFERRED INCOME TAXES
Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred tax assets or liabilities are adjusted to reflect the pro forma impact of unrealized gains and losses on equity securities and fixed maturities the Companies have designated as available for sale under SFAS No. 115. Changes in deferred tax assets or liabilities resulting from this SFAS No. 115 adjustment are charged or credited directly to stockholder's equity. Deferred income tax expenses or credits reflected in the Companies' Statements of Operations are based on the changes in the deferred tax asset or liability from period to period (excluding the SFAS No. 115 adjustment).

DIVIDEND RESTRICTIONS
Golden American's ability to pay dividends to its Parent is restricted. Prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limit. During 2000, Golden American cannot pay dividends to its Parent without prior approval of statutory authorities.

Under the provisions of the insurance laws of the State of New York, First Golden cannot distribute any dividends to its stockholder, Golden American, unless a notice of its intent to declare a dividend and the amount of the dividend has been filed with the New York Insurance Department at least thirty days in advance of the proposed declaration. If the Superintendent of the New York Insurance Department finds the financial condition of First Golden does not warrant the distribution, the Superintendent may disapprove the distribution by giving written notice to First Golden within thirty days after the filing.

SEGMENT REPORTING
The Companies manage their business as one segment, the sale of variable insurance products designed to meet customer needs for tax-advantaged saving for retirement and protection from death. Variable insurance products are sold to consumers and corporations throughout the United States.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Management is required to utilize historical experience and assumptions about future events and circumstances in order to develop estimates of material reported amounts and disclosures. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates and assumptions are: (1) estimates of fair values of investments in securities and other financial instruments, as well as fair values of policyholder liabilities, (2) policyholder liabilities, (3) deferred policy acquisition costs and value of purchased insurance in force, (4) fair values of assets and liabilities recorded as a result of merger and acquisition transactions, (5) asset valuation allowances, (6) guaranty fund assessment accruals, (7) deferred tax benefits (liabilities), and (8) estimates for commitments and contingencies including legal matters, if a liability is anticipated and can be reasonably estimated. Estimates and assumptions

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999

1. SIGNIFICANT ACCOUNTING POLICIES (continued)


regarding
all of the preceding items are inherently subject to change and are reassessed periodically. Changes in estimates and assumptions could materially impact the financial statements.

RECLASSIFICATIONS
Certain amounts for the periods ended in the 1998 and 1997 financial statements have been reclassified to conform to the 1999 financial statement presentation.


2. BASIS OF FINANCIAL REPORTING


The financial statements of the Companies differ from related statutory-basis financial statements principally as follows: (1) acquisition costs of acquiring new business are deferred and amortized over the life of the policies rather than charged to operations as incurred; (2) an asset representing the present value of future cash flows from insurance contracts acquired was established as a result of the merger/acquisition and is amortized and charged to expense; (3) future policy benefit reserves for divisions with fixed interest guarantees of the variable insurance products are based on full account values, rather than the greater of cash surrender value or amounts derived from discounting methodologies utilizing statutory interest rates; (4) reserves are reported before reduction for reserve credits related to reinsurance ceded and a receivable is established, net of an allowance for uncollectible amounts, for these credits rather than presented net of these credits; (5) fixed maturity investments are designated as "available for sale" and valued at fair value with unrealized appreciation/depreciation, net of adjustments to value of purchased insurance in force, deferred policy acquisition costs, and deferred income taxes (if applicable), credited/charged directly to stockholder's equity rather than valued at amortized cost; (6) the carrying value of fixed maturities is reduced to fair value by a charge to realized losses in the Statements of Operations when declines in carrying value are judged to be other than temporary, rather than through the establishment of a formula-determined statutory investment reserve (carried as a liability), changes in which are charged directly to surplus; (7) deferred income taxes are provided for the difference between the financial statement and income tax bases of assets and liabilities; (8) net realized gains or losses attributed to changes in the level of interest rates in the market are recognized when the sale is completed rather than deferred and amortized over the remaining life of the fixed maturity security; (9) a liability is established for anticipated guaranty fund assessments, net of related anticipated premium tax credits, rather than capitalized when assessed and amortized in accordance with procedures permitted by insurance regulatory authorities; (10) revenues for variable insurance products consist of policy charges applicable to each contract for the cost of insurance, policy administration charges, amortization of policy initiation fees, and surrender charges assessed rather than premiums received; (11) the financial statements of Golden American's wholly owned subsidiary are consolidated rather than recorded at the equity in net assets; (12) surplus notes are reported as liabilities rather than as surplus; and (13) assets and liabilities are restated to fair values when a change in ownership occurs, with provisions for goodwill and other intangible assets, rather than continuing to be presented at historical cost.

The net loss for Golden American as determined in accordance with statutory accounting practices was $85,578,000 in 1999, $68,002,000 in 1998, and $428,000
in 1997. Total statutory capital and surplus was $368,928,000 at December 31, 1999 and $183,045,000 at December 31, 1998.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


3. INVESTMENT OPERATIONS


INVESTMENT RESULTS
Major categories of net investment income are summarized below:

                                                   POST-MERGER                  |POST-ACQUISITION
                                     -------------------------------------------|----------------
                                                                 For the period | For the period
                                                                   October 25,  |   January 1,
                                     For the year  For the year      1997       |     1997
                                         ended         ended       through      |   through
                                     December 31,  December 31,   December 31,  |  October 24,
                                        1999          1998           1997       |      1997
                                     ------------  ------------  -------------- | --------------
                                                    (Dollars in thousands)
                                                                                |
 Fixed maturities...............        $50,352       $35,224        $ 4,443    |     $18,488
 Equity securities..............            515            --              3    |          --
 Mortgage loans on real estate..          7,074         6,616            879    |       3,070
 Policy loans...................            485           619             59    |         482
 Short-term investments.........          2,583         1,311            129    |         443
 Other, net.....................            388           246           (154)   |          24
                                        -------       -------        -------    |     -------
 Gross investment income........         61,397        44,016          5,359    |      22,507
 Less investment expenses.......         (2,228)       (1,531)          (232)   |        (851)
                                        -------       -------        -------    |     -------
 Net investment income..........        $59,169       $42,485        $ 5,127    |     $21,656
                                        =======       =======        =======    |     =======

Realized gains (losses) on investments follows:

                                                   POST-MERGER                  |POST-ACQUISITION
                                     -------------------------------------------|----------------
                                                                 For the period | For the period
                                                                   October 25,  |   January 1,
                                     For the year  For the year      1997       |     1997
                                         ended         ended       through      |   through
                                     December 31,  December 31,   December 31,  |  October 24,
                                        1999          1998           1997       |      1997
                                     ------------  ------------  -------------- | --------------
                                                  (Dollars in thousands)
                                                                                |
  Fixed maturities, available for                                               |
    sale..........................      $(2,910)      $(1,428)       $    25    |     $    151
  Mortgage loans on real estate...          (13)          (63)           (10)   |           --
                                        -------       -------        -------    |      -------
  Realized gains (losses) on                                                    |
    investments...................      $(2,923)      $(1,491)           $15    |         $151
                                        =======       =======        =======    |     ========


The change in unrealized appreciation (depreciation) of securities at fair value follows:

                                                   POST-MERGER                  |POST-ACQUISITION
                                     -------------------------------------------|----------------
                                                                 For the period | For the period
                                                                   October 25,  |   January 1,
                                     For the year  For the year      1997       |     1997
                                         ended         ended       through      |   through
                                     December 31,  December 31,   December 31,  |  October 24,
                                        1999          1998           1997       |      1997
                                     ------------  ------------  -------------- | --------------
                                                  (Dollars in thousands)
                                                                                |
                                                                                |
  Fixed maturities, available for                                               |
    sale...........................     $(24,944)     $  1,100       $ (3,494)  |     $  4,197
  Equity securities................        5,301        (2,390)           (68)  |         (462)
                                        --------      --------       --------   |     --------
  Unrealized appreciation                                                       |
     (depreciation) of securities..     $(19,643)     $ (1,290)      $ (3,562)  |     $  3,735
                                        ========      ========       ========   |     ========

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


3. INVESTMENT OPERATIONS (continued)


At December 31, 1999 and December 31, 1998, amortized cost, gross unrealized gains and losses, and estimated fair values of fixed maturities, all of which are designated as available for sale, follows:

                                                       POST-MERGER
                                    ---------------------------------------------------
                                                    Gross       Gross      Estimated
                                     Amortized    Unrealized  Unrealized      Fair
                                        Cost         Gains      Losses       Value
                                    ----------    ----------  ----------   ---------
                                                  (Dollars in thousands)
    December 31, 1999
    -----------------------------
    U.S. government and
       governmental agencies
       and authorities............     $ 21,363          --     $   (260)   $ 21,103
    Public utilities..............       53,754      $   25       (2,464)     51,315
    Corporate securities..........      396,494          53      (12,275)    384,272
    Other asset-backed securities.      207,044         850       (4,317)    203,577
    Mortgage-backed securities....      179,397          39       (4,382)    175,054
                                       --------      ------     --------    --------
    Total.........................     $858,052      $  967     $(23,698)   $835,321
                                       ========      ======     ========    ========

    December 31, 1998
    -----------------------------
    U. S. government and
       governmental agencies
       and authorities............     $ 13,568      $  182     $    (8)    $ 13,742
    Foreign governments...........        2,028           8          --        2,036
    Public utilities..............       67,710         546        (447)      67,809
    Corporate securities..........      365,569       4,578       (2,658)    367,489
    Other asset-backed securities.       99,877         281       (1,046)     99,112
    Mortgage-backed securities....      191,020       1,147         (370)    191,797
                                       --------      ------     --------    --------
    Total.........................     $739,772      $6,742     $ (4,529)   $741,985
                                       ========      ======     ========    ========
   Foreign governments.......................
   .......

Short-term investments with maturities of 30 days or less have been excluded from the above schedules. Amortized cost approximates fair value for these securities. At December 31, 1999, net unrealized investment loss on fixed maturities designated as available for sale totaled $22,731,000. Depreciation of $6,955,000 was included in stockholder's equity at December 31, 1999 (net of adjustments of $1,785,000 to VPIF, $10,246,000 to DPAC, and $3,745,000 to
deferred income taxes). At December 31, 1998, net unrealized investment gains on fixed maturities designated as available for sale totaled $2,213,000. Appreciation of $1,005,000 was included in stockholder's equity at December 31, 1998 (net of adjustments of $203,000 to VPIF, $455,000 to DPAC, and $550,000 to deferred income taxes).

At December 31, 1999, net unrealized appreciation on equity securities was comprised entirely of gross appreciation of $2,378,000. At December 31, 1998, net unrealized depreciation of equity securities was comprised entirely of gross depreciation of $2,923,000.

Amortized cost and estimated fair value of fixed maturities designated as available for sale, by contractual maturity, at December 31, 1999 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


3. INVESTMENT OPERATIONS (continued)



                                                   POST-MERGER
                                            -------------------------
                                            Amortized      Estimated
December 31, 1999                              Cost       Fair Value
---------------------------------------------------------------------
                                              (Dollars in thousands)

Due within one year.....................    $ 25,317       $ 25,186
Due after one year through five years...     355,205        344,998
Due after five years through ten years..      83,004         78,976
Due after ten years.....................       8,085          7,530
                                            --------       --------
                                             471,611        456,690
Other asset-backed securities...........     207,044        203,577
Mortgage-backed securities..............     179,397        175,054
                                            --------       --------
Total...................................    $858,052       $835,321
                                            ========       ========


An analysis of sales, maturities, and principal repayments of the Companies' fixed maturities portfolio follows:

                                                        Gross      Gross     Proceeds
                                           Amortized  Realized   Realized      from
                                             Cost       Gains     Losses       Sale
                                           ---------  --------   --------    --------
                                                     (Dollars in thousands)
POST-MERGER:
For the year ended December 31, 1999:
Scheduled principal repayments, calls,
   and tenders..........................    $141,346     $216       $(174)   $141,388
Sales...................................      80,472      141      (1,454)     79,159
                                            --------     ----     -------    --------
Total...................................    $221,818     $357     $(1,628)   $220,547
                                            ========     ====     =======    ========

For the year ended December 31, 1998:
Scheduled principal repayments, calls,
   and tenders..........................    $102,504      $60         $(3)   $102,561
Sales...................................      43,204      518      (1,030)     42,692
                                            --------     ----     -------    --------
Total...................................    $145,708     $578     $(1,033)   $145,253
                                            ========     ====     =======    ========

For the period October 25, 1997 through
   December 31, 1997:
Scheduled principal repayments, calls,
   and tenders..........................      $6,708       $2          --      $6,710
Sales...................................       3,138       23          --       3,161
                                            --------     ----     -------    --------
Total...................................      $9,846      $25          --      $9,871
                                            ========     ====     =======    ========

POST-ACQUISITION:

For the period January 1, 1997 through
   October 24, 1997:
Scheduled principal repayments, calls,
   and tenders..........................     $25,419       --          --     $25,419
Sales...................................      14,052     $153         $(2)     14,203
                                            --------     ----     -------    --------
Total...................................     $39,471     $153         $(2)    $39,622
                                            ========     ====     =======    ========

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


3. INVESTMENT OPERATIONS (continued)


Investment Valuation Analysis: The Companies analyze the investment portfolio at least quarterly in order to determine if the carrying value of any investment has been impaired. The carrying value of debt and equity securities is written down to fair value by a charge to realized losses when an impairment in value appears to be other than temporary.

During the fourth quarter of 1998, Golden American determined that the carrying value of two bonds exceeded their estimated net realizable value. As a result, at December 31, 1998, Golden American recognized a total pre-tax loss of $973,000 to reduce the carrying value of the bonds to their combined net realizable value of $2,919,000. During the second quarter of 1999, further information was received regarding these bonds and Golden American determined that the carrying value of the two bonds exceeded their estimated net realizable value. As a result, at June 30, 1999, Golden American recognized a total pre-tax loss of $1,639,000 to further reduce the carrying value of the bonds to their combined net realizable value of $1,137,000. During 1997, no investments were identified as having an other than temporary impairment.

Investments on Deposit: At December 31, 1999 and 1998, affidavits of deposits covering bonds with a par value of $6,470,000 were on deposit with regulatory authorities pursuant to certain statutory requirements.

Investment Diversifications: The Companies' investment policies related to the investment portfolio require diversification by asset type, company, and industry and set limits on the amount which can be invested in an individual issuer. Such policies are at least as restrictive as those set forth by regulatory authorities. The following percentages relate to holdings at December 31, 1999 and December 31, 1998. Fixed maturities included investments in basic industrials (29% in 1999, 26% in 1998), conventional mortgage-backed securities (22% in 1999, 25% in 1998), financial companies (16% in 1999, 19% in 1998), and other asset-backed securities (19% in 1999, 11% in 1998). Mortgage loans on real estate have been analyzed by geographical location with concentrations by state identified as California (12% in 1999 and 1998), Utah (10% in 1999, 11% in
1998), and Georgia (9% in 1999, 10% in 1998). There are no other concentrations of mortgage loans on real estate in any state exceeding ten percent at December 31, 1999 and 1998. Mortgage loans on real estate have also been analyzed by collateral type with significant concentrations identified in office buildings (34% in 1999, 36% in 1998), industrial buildings (33% in 1999, 32% in 1998), retail facilities (19% in 1999, 20% in 1998), and multi-family apartments (10% in 1999, 8% in 1998). Equity securities are not significant to the Companies' overall investment portfolio.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 1999.


4. COMPREHENSIVE INCOME


Comprehensive income includes all changes in stockholder's equity during a period except those resulting from investments by and distributions to the stockholder. Total comprehensive income (loss) for the Companies includes $(452,000) for the year ended December 31, 1999 for First Golden ($1,015,000 for the year ended December 31, 1998 and $159,000, and $536,000, respectively, for the periods October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997). Other comprehensive income excludes net investment gains (losses) included in net income, which merely represent transfers from unrealized to realized gains and losses. These amounts total $(1,468,000) in 1999 and $(2,133,000) in 1998. Such amounts, which have been measured through the date of sale, are net of income taxes and adjustments to VPIF and DPAC totaling $(1,441,000) in 1999 and $705,000 in 1998.


5. FAIR VALUES OF FINANCIAL INSTRUMENTS


SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of estimated fair value of all financial instruments, including both assets and liabilities recognized and not recognized in a

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


5. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)


company's  balance
sheet, unless specifically exempted. SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," requires additional disclosures about derivative financial instruments. Most of the
Companies' investments, investment contracts, and debt fall within the standards' definition of a financial instrument. Fair values for the Companies' insurance contracts other than investment contracts are not required to be disclosed. In cases where quoted market prices are not available, estimated fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accounting, actuarial, and regulatory bodies are continuing to study the methodologies to be used in developing fair value information, particularly as it relates to such things as liabilities for insurance contracts. Accordingly, care should be exercised in deriving conclusions about the Companies' business or financial condition based on the information presented herein.

The Companies closely monitor the composition and yield of invested assets, the duration and interest credited on insurance liabilities, and resulting interest spreads and timing of cash flows. These amounts are taken into consideration in the Companies' overall management of interest rate risk, which attempts to minimize exposure to changing interest rates through the matching of investment cash flows with amounts expected to be due under insurance contracts. These assumptions may not result in values consistent with those obtained through an actuarial appraisal of the Companies' business or values that might arise in a negotiated transaction.

The following compares carrying values as shown for financial reporting purposes with estimated fair values:

                                                               POST-MERGER
                                           -----------------------------------------------
                                              December 31, 1999        December 31, 1998
                                           ----------------------    ---------------------
                                                        Estimated                Estimated
                                            Carrying      Fair        Carrying     Fair
                                             Value       Value         Value      Value
                                            --------    ---------     --------   ---------
                                                     (Dollars in thousands)

ASSETS

   Fixed maturities, available for sale..  $  835,321   $  835,321  $  741,985  $  741,985
   Equity securities.....................      17,330       17,330      11,514      11,514
   Mortgage loans on real estate.........     100,087       95,524      97,322      99,762
   Policy loans..........................      14,157       14,157      11,772      11,772
   Short-term investments................      80,191       80,191      41,152      41,152
   Cash and cash equivalents.............      14,380       14,380       6,679       6,679
   Separate account assets...............   7,562,717    7,562,717   3,396,114   3,396,114

LIABILITIES

   Annuity products......................   1,017,105      953,546     869,009     827,597
   Surplus notes.........................     245,000      226,100      85,000      90,654
   Revolving note payable................       1,400        1,400          --          --
   Separate account liabilities..........   7,562,717    7,562,717   3,396,114   3,396,114

The following methods and assumptions were used by the Companies in estimating fair values.

Fixed  maturities:   Estimated  fair  values  of  conventional   mortgage-backed
securities not actively traded in a liquid market and publicly traded securities are estimated using a third party pricing process. This pricing

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


5. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)


process uses a
matrix calculation assuming a spread over U.S. Treasury bonds based upon the expected average lives of the securities.

Equity securities: Estimated fair values of equity securities, which consist of the Companies' investment in the portfolios underlying its separate accounts, are based upon the quoted fair value of individual securities comprising the individual portfolios. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable returns and quality.

Mortgage loans on real estate: Fair values are estimated by discounting expected cash flows, using interest rates currently offered for similar loans.

Policy loans: Carrying values approximate the estimated fair value for policy loans.

Short-term investments and cash and cash equivalents: Carrying values reported in the Companies' historical cost basis balance sheet approximate estimated fair value for these instruments due to their short-term nature.

Separate account assets: Separate account assets are reported at the quoted fair values of the individual securities in the separate accounts.

Annuity products: Estimated fair values of the Companies' liabilities for future policy benefits for the divisions of the variable annuity products with fixed interest guarantees and for supplemental contracts without life contingencies are stated at cash surrender value, the cost the Companies would incur to extinguish the liability.

Surplus notes: Estimated fair value of the Companies' surplus notes were based upon discounted future cash flows using a discount rate approximating the current market value.

Revolving note payable: Carrying value reported in the Companies' historical cost basis balance sheet approximates estimated fair value for this instrument, as the agreement carries a variable interest rate provision.

Separate account liabilities: Separate account liabilities are reported at full account value in the Companies' historical cost balance sheet. Estimated fair values of separate account liabilities are equal to their carrying amount.


6. MERGER


Transaction: On October 23, 1997, Equitable's shareholders approved the Merger Agreement dated July 7, 1997 among Equitable, PFHI, and ING. On October 24, 1997, PFHI, a Delaware corporation, acquired all of the outstanding capital stock of Equitable according to the Merger Agreement. PFHI is a wholly owned subsidiary of ING, a global financial services holding company based in The Netherlands. Equitable, an Iowa corporation, in turn, owned all the outstanding capital stock of Equitable Life Insurance Company of Iowa ("Equitable Life") and Golden American and their wholly owned subsidiaries. In addition, Equitable owned all the outstanding capital stock of Locust Street Securities, Inc.
("LSSI"), Equitable Investment Services, Inc. (subsequently dissolved), DSI, Equitable of Iowa Companies Capital Trust, Equitable of Iowa Companies Capital Trust II, and Equitable of Iowa Securities Network, Inc. (subsequently renamed ING Funds Distributor, Inc.). In exchange for the outstanding capital stock of Equitable, ING paid total consideration of approximately $2.1 billion in cash and stock and assumed approximately $400 million in debt. As a result of this transaction, Equitable was merged into PFHI, which was simultaneously renamed Equitable of Iowa Companies, Inc. ("EIC" or the "Parent"), a Delaware corporation. All costs of the merger, including expenses to terminate certain benefit plans, were paid by the Parent.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


6. MERGER (continued)


Accounting Treatment: The merger was accounted for as a purchase resulting in a new basis of accounting, reflecting estimated fair values for assets and liabilities at October 24, 1997. The purchase price was allocated to EIC and its subsidiaries with $227,497,000 allocated to the Companies. Goodwill was established for the excess of the merger cost over the fair value of the net assets and attributed to EIC and its subsidiaries including Golden American and First Golden. The amount of goodwill allocated to the Companies relating to the merger was $151,127,000 at the merger date and is being amortized over 40 years on a straight-line basis. The carrying value of goodwill will be reviewed periodically for any indication of impairment in value. The Companies' DPAC, previous balance of VPIF, and unearned revenue reserve, as of the merger date, were eliminated and a new asset of $44,297,000 representing VPIF was established for all policies in force at the merger date.

Value of Purchased Insurance In Force: As part of the merger, a portion of the acquisition cost was allocated to the right to receive future cash flows from insurance contracts existing with the Companies at the merger date. This allocated cost represents VPIF reflecting the value of those purchased policies calculated by discounting the actuarially determined expected future cash flow at the discount rate determined by ING.

An analysis of the VPIF asset follows:

                                                                   POST-MERGER
                                              -------------------------------------------------
                                                                                 For the period
                                              For the year     For the year    October 25, 1997
                                                  ended            ended           through
                                              December 31,     December 31,    December 31, 1997
                                              -------------------------------------------------
                                                            (Dollars in thousands)

   Beginning balance........................     $35,977          $43,174          $44,297
                                                 -------          -------          -------

   Imputed interest.........................       2,373            2,802            1,004
   Amortization.............................      (7,930)          (7,753)          (1,952)
   Changes in assumptions of timing of
     gross profits..........................        (681)             227               --
                                                 -------          -------          -------
   Net amortization.........................      (6,238)          (4,724)            (948)
   Adjustment for unrealized gains (losses)
     on available for sale securities.......       1,988              (28)            (175)
   Adjustment for other receivables and
     merger costs...........................          --           (2,445)              --
                                                 -------          -------          -------
   Ending balance...........................     $31,727          $35,977          $43,174
                                                 =======          =======          =======

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


6. MERGER (continued)


Interest is imputed on the unamortized balance of VPIF at a rate of 7.33% for the year ended December 31, 1999, 7.38% for the year ended December 31, 1998, and 7.03% for the period October 25, 1997 through December 31, 1997. In 1999, VPIF was adjusted to increase amortization by $681,000 to reflect changes in the assumptions related to the timing of estimated gross profits. The amortization of VPIF, net of imputed interest, is charged to expense. VPIF decreased $2,664,000 during 1998 to adjust the value of other receivables and increased $219,000 in 1998 as a result of an adjustment to the merger costs. VPIF is adjusted for the unrealized gains (losses) on available for sale securities; such changes are included directly in stockholder's equity. Based on current conditions and assumptions as to the impact of future events on acquired policies in force, the expected approximate net amortization relating to VPIF as of December 31, 1999 is $3,958,000 in 2000, $3,570,000 in 2001, $3,322,000 in
2002,  $2,807,000 in 2003, and $2,292,000 in 2004. Actual  amortization may vary based upon changes in assumptions and experience.


7. ACQUISITION


Transaction: On August 13, 1996, Equitable acquired all of the outstanding capital stock of BT Variable from Whitewood, a wholly owned subsidiary of Bankers Trust Company ("Bankers Trust"), according to the terms of the Purchase Agreement dated May 3, 1996 between Equitable and Whitewood. In exchange for the outstanding capital stock of BT Variable, Equitable paid the sum of $93,000,000 in cash to Whitewood in accordance with the terms of the Purchase Agreement. Equitable also paid the sum of $51,000,000 in cash to Bankers Trust to retire certain debt owed by BT Variable to Bankers Trust pursuant to a revolving credit arrangement. After the acquisition, the BT Variable, Inc. name was changed to EIC Variable, Inc. On April 30, 1997, EIC Variable, Inc. was liquidated and its investments in Golden American and DSI were transferred to Equitable, while the remainder of its net assets were contributed to Golden American. On December 30, 1997, EIC Variable, Inc. was dissolved.

Accounting Treatment: The acquisition was accounted for as a purchase resulting in a new basis of accounting, which reflected estimated fair values for assets and liabilities at August 13, 1996. The purchase price was allocated to the three companies purchased - BT Variable, DSI, and Golden American. The allocation of the purchase price to Golden American was approximately $139,872,000. Goodwill was established for the excess of the purchase price over the fair value of the net assets acquired and attributed to Golden American. The amount of goodwill relating to the acquisition was $41,113,000 and was amortized over 25 years on a straight-line basis until the October 24, 1997 merger with ING. Golden American's DPAC, previous balance of VPIF, and unearned revenue reserve, as of the acquisition date, were eliminated and an asset of $85,796,000 representing VPIF was established for all policies in force at the acquisition date.

Value of Purchased Insurance In Force: As part of the acquisition, a portion of the acquisition cost was allocated to the right to receive future cash flows from the insurance contracts existing with Golden American at the date of acquisition. This allocated cost represents VPIF reflecting the value of those purchased policies calculated by discounting the actuarially determined expected future cash flows at the discount rate determined by Equitable.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


7. ACQUISITION (continued)


An analysis of the VPIF asset follows:

                                              POST-ACQUISITION
                                              ----------------
                                               For the period
                                              January 1, 1997
                                                  through
                                              October 24, 1997
                                              ----------------
                                          (Dollars in thousands)

             Beginning balance............        $ 83,051
                                                  --------

             Imputed interest.............           5,138
             Amortization.................         (12,656)
             Changes in assumption of
               timing of gross profits....           2,293
                                                  --------
             Net amortization.............          (5,225)
             Adjustment for unrealized
               gains on available for
               sale securities............            (373)
                                                  --------
             Ending balance...............        $ 77,453
                                                  ========

Interest was imputed on the unamortized balance of VPIF at rates of 7.70% to 7.80% for the period January 1, 1997 through October 24, 1997. The amortization of VPIF, net of imputed interest, was charged to expense. VPIF was also adjusted for the unrealized gains on available for sale securities; such changes were included directly in stockholder's equity.


8. INCOME TAXES


Golden American files a consolidated federal income tax return. Under the Internal Revenue Code, a newly acquired insurance company cannot file as part of the Parent's consolidated tax return for 5 years.

At December 31, 1999, the Companies have net operating loss ("NOL") carryforwards for federal income tax purposes of approximately $161,799,000. Approximately $5,094,000, $3,354,000, $53,310,000, and $100,041,000 of these NOL carryforwards are available to offset future taxable income of the Companies through the years 2011, 2012, 2013, and 2014, respectively.

INCOME TAX EXPENSE (BENEFIT)
Income tax expense (benefit) included in the consolidated financial statements follows:

                               POST-MERGER                    |POST-ACQUISITION
                  --------------------------------------------|----------------
                                               For the period | For the period
                                                 October 25,  |    January 1,
                  For the year  For the year       1997       |     1997
                      ended         ended        through      |   through
                  December 31,  December 31,     December 31, |   October 24,
                     1999          1998             1997      |     1997
                  ------------  ------------   -------------- | --------------
                                   (Dollars in thousands)
                                                              |
   Current                --           --             --      |    $    12
   Deferred          $8,523       $5,279           $146       |     (1,349)
                      ------       ------           ----      |    -------
                      $8,523       $5,279           $146      |    $(1,337)
                      ======       ======           ====      |    =======

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


8. INCOME TAXES (continued)


The effective tax rate on income (loss) before income taxes is different from the prevailing federal income tax rate. A reconciliation of this difference follows:

                                                        POST-MERGER                    |POST-ACQUISITION
                                          ---------------------------------------------|-----------------
                                                                        For the period | For the period
                                                                          October 25,  |    January 1,
                                          For the year   For the year        1997      |      1997
                                             ended          ended          through     |    through
                                          December 31,   December 31,     December 31, |  October 24,
                                             1999           1998             1997      |     1997
                                          ------------   ------------   -------------- |  -------------
                                                                (Dollars in thousands)
                                                                                       |
   Income (loss) before income taxes..       $19,737        $10,353            $(279)  |      $  (608)
                                             =======        =======            =====          =======
                                                                                       |
   Income tax (benefit) at federal                                                     |
     statutory  rate.........................$ 6,908        $ 3,624            $ (98)  |      $  (213)
   Tax effect (decrease) of:                                                           |
     Goodwill amortization............         1,322          1,322              220   |           --
     Compensatory stock option and
       restricted stock expense.......            --             --               --   |        (1,011)
     Meals and entertainment..........           199            157               23   |            53
     Other items......................            94            176                1   |          (166)
                                             -------        -------          -------   |      --------
   Income tax expense (benefit).......       $ 8,523        $ 5,279             $146   |      $ (1,337)
                                             =======        =======          =======   |      ========

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


8. INCOME TAXES (continued)


DEFERRED INCOME TAXES
The tax effect of temporary differences giving rise to the Companies' deferred income tax assets and liabilities at December 31, 1999 and 1998 follows:


                                                           POST-MERGER
                                                    ----------------------------
                                                    December 31,    December 31,
                                                       1999            1998
                                                    ------------    ------------
                                                        (Dollars in thousands)

  Deferred tax assets:
     Net unrealized depreciation of securities
       at fair value............................            --         $1,023
     Net unrealized depreciation of available
       for sale fixed maturities................        $3,745             --
     Future policy benefitS.....................       133,494         66,273
     Goodwill...................................        16,323         16,323
     Net operating loss carryforwards...........        56,630         17,821
     Other......................................         1,333          1,272
                                                       -------        -------
                                                       211,525        102,712
  Deferred tax liabilities:
    Net unrealized appreciation of securities
       at fair value............................          (832)            --
     Net unrealized appreciation of available
       for sale fixed maturities................            --           (332)
     Fixed maturity securities..................       (17,774)        (1,034)
     Deferred policy acquisition costs..........      (154,706)       (55,520)
     Mortgage loans on real estate..............          (715)          (845)
     Value of purchased insurance in force......       (10,462)       (12,592)
     Other......................................        (1,348)          (912)
                                                       -------        -------
                                                      (185,837)       (71,235)
                                                       -------        -------
  Valuation allowance...........................        (3,745)            --
                                                       -------        -------
  Deferred income tax asset.....................       $21,943        $31,477
                                                       =======        =======

At December 31, 1999, the Company reported, for financial statement purposes, unrealized losses on certain investments which have not been recognized for tax purposes. The Companies have established a valuation allowance against the deferred income tax assets associated with unrealized depreciation on fixed maturities available for sale as the Companies are uncertain as to whether their capital losses, if ever realized, could be utilized to offset future capital gains.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


9. RETIREMENT PLANS AND EMPLOYEE STOCK COMPENSATION


DEFINED BENEFIT PLANS

In 1999 and 1998, the Companies were allocated their share of the pension liability associated with their employees. The Companies' employees are covered by the employee retirement plan of an affiliate, Equitable Life. Further, Equitable Life sponsors a defined contribution plan that is qualified under Internal Revenue Code Section 401(k).

The following tables summarize the benefit obligations and the funded status for pension benefits over the two-year period ended December 31, 1999:

                                                   1999        1998
                                          -----------------------------------
                                                (Dollars in thousands)

    Change in benefit obligation:
      Benefit obligation at January 1...          $ 4,454       $956
      Service cost......................            1,500      1,138
      Interest cost.....................              323         97
      Actuarial (gain) loss.............           (2,056)     2,266
      Benefit payments..................               --         (3)
                                                  -------    -------
      Benefit obligation at December 31.          $ 4,221    $ 4,454
                                                  =======    =======

    Funded status:
      Funded status at December 31......          $(4,221)   $(4,454)
      Unrecognized net loss.............              210      2,266
                                                  -------    -------
      Net amount recognized.............          $(4,011)   $(2,188)
                                                  =======    =======

The Companies' plan assets were held by Equitable Life, an affiliate. During 1998, the Equitable Life Employee Pension Plan began investing in an undivided interest of the ING-NA Master Trust (the "Master Trust"). Boston Safe Deposit and Trust Company holds the Master Trust's investment assets.

The weighted-average assumptions used in the measurement of the Companies' benefit obligation follows:

    December 31                             1999      1998
-----------------------------------------------------------------

    Discount rate....................       8.00%     6.75%
    Expected return on plan assets...       9.25      9.50
    Rate of compensation increase....       5.00      4.00

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


9. RETIREMENT PLANS AND EMPLOYEE STOCK COMPENSATION (continued)


The following table provides the net periodic benefit cost for the fiscal years 1999, 1998, and 1997:

                                               POST-MERGER                     |POST-ACQUISITION
                                 ----------------------------------------------|---------------------
                                 For the year  For the year     For the period | For the period
                                    ended         ended       October 25, 1997 | January 1, 1997
                                 December 31,  December 31,       through      |    through
                                    1999          1998       December 31, 1997 |October 24, 1997
                                 ----------------------------------------------|---------------------
                                            (Dollars in thousands)
                                                                               |
    Service cost................    $1,500        $1,138            $114 |           $568
    Interest cost...............       323            97              10 |             15
    Amortization of net loss....        --            --              -- |              1
                                    ------        ------            ---- |           ----
    Net periodic benefit cost...    $1,823        $1,235            $124 |           $584
                                    ======        ======            ==== |           ====

There were no gains or losses resulting from curtailments or settlements during 1999, 1998, or 1997.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $4,221,000, $2,488,000, and $0, respectively, as of December 31, 1999 and $4,454,000, $3,142,000, and $0, respectively, as of December 31,
1998.

During 1997, ING approved the 1997 Phantom Plan for certain key employees. The Phantom Plan is similar to a standard stock option plan; however, the phantom share option entitles the holder to a cash benefit in Dutch Guilders linked to the rise in value of ING ordinary shares on the Amsterdam Stock Exchange. The plan participants are entitled to any appreciation in the value of ING ordinary shares over the Phantom Plan option price (strike price) of 53.85 Euros for options issued on July 1, 1999, 140.40 Dutch Guilders for options issued on May 26, 1998, and 85.10 Dutch Guilders for options issued on May 23, 1997, not the ordinary shares themselves.

Options are granted at fair value on the date of grant. Options in the Phantom Plan are subject to forfeiture to ING should the individuals terminate their relationship with ING before the three-year initial retention period has elapsed. All options expire five years from the date of grant.

On July 1, 1999, ING issued 34,750 options to employees of Golden American related to this plan at a strike price of 53.85 Euros.

On May 26, 1998, ING issued 42,400 options related to this plan at a strike price of 140.40 Dutch Guilders. Since the strike price at December 31, 1998 was higher than the ING share price, there was no compensation expense related to these options in 1998.

On May 23, 1997, ING issued 3,500 options related to this plan at a strike price of 85.10 Dutch Guilders. Since the strike price was lower than the ING share price at December 31, 1998, Golden American incurred $46,000 of compensation expense related to these options during 1998.

No expense was recognized in 1999 related to the above options. As of December 31, 1999, 58,250 options remain outstanding.


10. RELATED PARTY TRANSACTIONS


Operating Agreements: DSI, an affiliate, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) and distributor of the variable insurance products issued by the Companies. DSI is authorized to enter into agreements with broker/dealers to

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


10. RELATED PARTY TRANSACTIONS (continued)


distribute the Companies' variable insurance products and appoint representatives of the broker/dealers as agents. For the years ended December 31, 1999 and 1998 and for the periods October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997, the Companies paid commissions to DSI totaling $181,536,000, $117,470,000, $9,931,000, and $26,419,000,
respectively.

Golden American provides certain managerial and supervisory services to DSI. The fee paid by DSI for these services is calculated as a percentage of average assets in the variable separate accounts. For the years ended December 31, 1999 and 1998 and for the periods October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997, the fee was $10,136,000, $4,771,000,
$508,000, and $2,262,000, respectively.

Effective January 1, 1998, the Companies have an asset management agreement with ING Investment Management LLC ("ING IM"), an affiliate, in which ING IM provides asset management and accounting services. Under the agreement, the Companies record a fee based on the value of the assets under management. The fee is payable quarterly. For the years ended December 31, 1999 and 1998, the Companies incurred fees of $2,227,000 and $1,504,000, respectively, under this agreement.

Prior to 1998, the Companies had a service  agreement with Equitable  Investment
Services, Inc. ("EISI"), an affiliate, in which EISI provided investment management services. Payments for these services totaled $200,000 and $768,000 for the periods October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997, respectively.

Golden American has a guaranty agreement with Equitable Life, an affiliate. In consideration of an annual fee, payable June 30, Equitable Life guarantees to Golden American that it will make funds available, if needed, to Golden American to pay the contractual claims made under the provisions of Golden American's life insurance and annuity contracts. The agreement is not, and nothing contained therein or done pursuant thereto by Equitable Life shall be deemed to constitute, a direct or indirect guaranty by Equitable Life of the payment of any debt or other obligation, indebtedness, or liability, of any kind or character whatsoever, of Golden American. The agreement does not guarantee the value of the underlying assets held in separate accounts in which funds of variable life insurance and variable annuity policies have been invested. The calculation of the annual fee is based on risk based capital. As Golden American's risk based capital level was above required amounts, no annual fee was payable in 1999 or in 1998.

Golden American provides certain advisory, computer, and other resources and services to Equitable Life. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $6,107,000 and $5,833,000 for the years ended December 31, 1999 and 1998, respectively ($1,338,000 and $2,992,000 for the periods October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997, respectively).

The Companies have a service agreement with Equitable Life in which Equitable Life provides administrative and financial related services. Under this agreement, the Companies incurred expenses of $1,251,000 and $1,058,000 for the years ended December 31, 1999 and 1998, respectively ($13,000 and $16,000 for the periods October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997, respectively).

First Golden provides resources and services to DSI. Revenues for these services, which reduce general expenses incurred by the Companies, totaled $387,000 in 1999 and $75,000 in 1998.

Golden American provides resources and services to ING Mutual Funds Management Co., LLC, an affiliate. Revenues for these services, which reduce general expenses incurred by Golden American, totaled $244,000 in 1999.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


10. RELATED PARTY TRANSACTIONS (continued)


Golden American provides resources and services to United Life & Annuity Insurance Company, an affiliate. Revenues for these services, which reduce general expenses incurred by Golden American, totaled $460,000 in 1999.

The Companies provide resources and services to Security Life of Denver Insurance Company, an affiliate. Revenues for these services, which reduce general expenses incurred by the Companies, totaled $216,000 in 1999.

The  Companies  provide  resources  and  services to  Southland  Life  Insurance
Company, an affiliate. Revenues for these services, which reduce general expenses incurred by the Companies, totaled $103,000 in 1999.

In 1999, 1998, and 1997, the Companies received 10.0%, 9.6%, and 5.1% of total premiums, net of reinsurance, for variable products sold through five affiliates as noted in the following table:

                                                            POST-MERGER                   |POST-ACQUISITION
                                            ----------------------------------------------|-----------------
                                                                                          |
                                            For the year   For the year    For the period | For the period
                                               ended          ended      October 25, 1997 |January 1, 1997
                                            December 31,   December 31,       through     |    through
                                                    1999           1998  December 31, 1997|October 24, 1997
                                            ------------   ------------  -----------------|----------------
                                                                (Dollars in millions)
                                                                                          |
   LSSI..................................          $168.5        $122.9          $9.3     |       $16.9
   Vestax Securities Corporation.........            88.1          44.9           1.9     |         1.2
   DSI...................................             2.5          13.6           2.1     |         0.4
   Multi-Financial Securities Corporation            44.1          13.4            --     |          --
   IFG Network Securities, Inc...........            25.8           3.7            --     |          --
                                                   ------        ------         -----     |       -----
   Total.................................          $329.0        $198.5         $13.3     |       $18.5
                                                   ======        ======         =====     |       =====

Reciprocal Loan Agreement: Golden American maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING AIH"), a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective January 1, 1998 and expires December 31, 2007, Golden American and ING AIH can borrow up to $65,000,000 from one another. Prior to lending funds to ING AIH, Golden American must obtain the approval from the Department of Insurance of the State of Delaware. Interest on any Golden American borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, Golden American incurred interest expense of $815,000 in 1999 and $1,765,000 in 1998. At December 31, 1999 and 1998, Golden American did not have any borrowings or receivables from ING AIH under this agreement.

Line of Credit: Golden American maintained a line of credit agreement with Equitable to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective December 1, 1996 and expired December 31, 1997, Golden American could borrow up to $25,000,000. Interest on any borrowings was charged at the rate of Equitable's monthly average aggregate cost of short-term funds plus 1.00%. Under this agreement, Golden American incurred interest expense of $211,000 for the year ended December 31, 1998 ($213,000 for the period October 25, 1997 through December 31, 1997 and $362,000 for the period January 1, 1997 through October 24, 1997). The outstanding balance was paid by a capital contribution and with funds borrowed from ING AIH.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


10. RELATED PARTY TRANSACTIONS (continued)


Surplus Notes:  On December 30, 1999,  Golden  American issued an 8.179% surplus note in the amount of $50,000,000 to Equitable Life. The note matures on December 29, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred no interest in 1999.

On December 8, 1999, Golden American issued a 7.979% surplus note in the amount of $35,000,000 to First Columbine Life Insurance Company ("First Columbine"), an affiliate. The note matures on December 7, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American paid no interest in 1999.

On September 30, 1999, Golden American issued a 7.75% surplus note in the amount of $75,000,000 to ING AIH. The note matures on September 29, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $1,469,000 in 1999. On December 30, 1999, ING AIH assigned the note to Equitable Life.

On December 30, 1998, Golden American issued a 7.25% surplus note in the amount of $60,000,000 to Equitable Life. The note matures on December 29, 2028. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $4,350,000 in 1999. Golden American incurred no interest in 1998.

On December 17, 1996, Golden American issued an 8.25% surplus note in the amount of $25,000,000 to Equitable. The note matures on December 17, 2026. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors of Golden American. Any payment of principal made is subject to the prior approval of the Delaware Insurance Commissioner. Golden American incurred interest totaling $2,063,000 in 1999, unchanged from 1998 ($344,000 and $1,720,000 for the periods October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997, respectively). On December 17, 1996, Golden American contributed the $25,000,000 to First Golden acquiring 200,000 shares of common stock (100% of outstanding stock).

Stockholder'S Equity: During 1999 and 1998, Golden American received capital contributions from its Parent of $121,000,000 and $122,500,000, respectively.


11. COMMITMENTS AND CONTINGENCIES


Reinsurance: At December 31, 1999, the Companies had reinsurance treaties with four unaffiliated reinsurers and one affiliated reinsurer covering a significant portion of the mortality risks under its variable contracts. Golden American remains liable to the extent reinsurers do not meet their obligations under the reinsurance agreements. Reinsurance ceded in force for life mortality risks were $119,575,000 and $111,552,000 at December 31, 1999 and 1998, respectively. At
December 31, 1999 and 1998, the Companies have a net receivable of $14,834,000 and $7,586,000, respectively, for reserve credits, reinsurance claims, or

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


11. COMMITMENTS AND CONTINGENCIES (continued)


other
receivables from these reinsurers comprised of $493,000 and $439,000, respectively, for claims recoverable from reinsurers, $1,201,000 and $543,000, respectively, for a payable for reinsurance premiums, and $15,542,000 and $7,690,000, respectively, for a receivable from an unaffiliated reinsurer. Included in the accompanying financial statements are net considerations to reinsurers of $9,883,000, $4,797,000, $326,000, and $1,871,000 and net policy benefits recoveries of $3,059,000,  $2,170,000, $461,000, and $1,021,000 for the
years ended December 31, 1999 and 1998 and for the periods October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997, respectively.

Effective June 1, 1994, Golden American entered into a modified coinsurance agreement with an unaffiliated reinsurer. The accompanying financial statements are presented net of the effects of the treaty which increased income by $1,729,000, $1,022,000, $265,000, and $335,000 for the years ended December 31,
1999 and 1998 and for the periods October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997, respectively.

The reinsurance treaties that covered the nonstandard minimum guaranteed death benefits for new business have been terminated for business issued after December 31, 1999. The Companies are currently pursuing alternative reinsurance arrangements for new business issued after December 31, 1999. There can be no assurance that such alternative arrangements will be available. The reinsurance covering business in force at December 31, 1999 will continue to apply in the future.

Guaranty Fund Assessments: Assessments are levied on the Companies by life and health guaranty associations in most states in which the Companies are licensed to cover losses of policyholders of insolvent or rehabilitated insurers. In some states, these assessments can be partially recovered through a reduction in future premium taxes. The Companies cannot predict whether and to what extent legislative initiatives may affect the right to offset. The associated cost for a particular insurance company can vary significantly based upon its fixed account premium volume by line of business and state premiums as well as its potential for premium tax offset. The Companies have established an undiscounted reserve to cover such assessments, review information regarding known failures, and revise estimates of future guaranty fund assessments. Accordingly, the Companies accrued and charged to expense an additional $3,000 and $1,123,000 for the years ended December 31, 1999 and 1998, respectively, $141,000 for the period October 25, 1997 through December 31, 1997 and $446,000 for the period January 1, 1997 through October 24, 1997. At December 31, 1999 and 1998, the Companies have an undiscounted reserve of $2,444,000 and $2,446,000, respectively, to cover estimated future assessments (net of related anticipated premium tax credits) and has established an asset totaling $618,000 and $586,000, respectively, for assessments paid which may be recoverable through future premium tax offsets. The Companies believe this reserve is sufficient to cover expected future guaranty fund assessments based upon previous premiums and known insolvencies at this time.

Litigation: The Companies, like other insurance companies, may be named or otherwise involved in lawsuits, including class action lawsuits and arbitrations. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement or award payments have been made. The Companies currently believe no pending or threatened lawsuits or actions exist that are reasonably likely to have a material adverse impact on the Companies.

Vulnerability from Concentrations: The Companies have various concentrations in the investment portfolio (see Note 3 for further information). The Companies' asset growth, net investment income, and cash flow are primarily generated from the sale of variable insurance products and associated future policy benefits and separate account liabilities. Substantial changes in tax laws that would make these products less attractive to consumers and extreme fluctuations in interest rates or stock market returns, which may result in higher lapse experience than assumed, could cause a severe impact to the Companies' financial condition. Two broker/dealers, each having at least ten percent of total sales, generated 28% of the Companies' sales in 1999

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


11. COMMITMENTS AND CONTINGENCIES (continued)


(26% and 53% by two broker/dealers
during 1998 and 1997, respectively). The Premium Plus product generated 79% of the Companies' sales during 1999 (63% during 1998 and 11% during 1997).

Leases: The Companies lease their home office space, certain other equipment, and capitalized computer software under operating leases which expire through 2018. During the years ended December 31, 1999 and 1998 and for the periods October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997, rent expense totaled $2,273,000, $1,241,000, $39,000, and $331,000, respectively. At December 31, 1999, minimum rental payments due under all non-cancelable operating leases with initial terms of one year or more are: 2000
- $3,596,000;  2001 - $3,403,000;  2002 - $2,859,000;  2003 - $2,486,000; 2004 -
$2,419,000, and 2005 and thereafter - $42,852,000.

Revolving Note Payable: To enhance short-term liquidity, the Companies established a revolving note payable effective July 27, 1998 and expiring July 31, 1999 with SunTrust Bank, Atlanta (the "Bank"). The note was approved by the Boards of Directors of Golden American and First Golden on August 5, 1998 and September 29, 1998, respectively. As of July 31, 1999, the SunTrust Bank, Atlanta revolving note facility was extended to July 31, 2000. The total amount the Companies may have outstanding is $85,000,000, of which Golden American and First Golden have individual credit sublimits of $75,000,000 and $10,000,000, respectively. The note accrues interest at an annual rate equal to: (1) the cost of funds for the Bank for the period applicable for the advance plus 0.25% or
(2) a rate quoted by the Bank to the Companies for the advance. The terms of the agreement require the Companies to maintain the minimum level of Company Action Level Risk Based Capital as established by applicable state law or regulation. During the years ended December 31, 1999 and 1998, the Companies incurred interest expense of $198,000 and $352,000, respectively.

----------------------------------------------------------------------
                STATEMENT OF ADDITIONAL INFORMATION
----------------------------------------------------------------------


TABLE OF CONTENTS

        ITEM                                            PAGE
        Introduction...............................       1
        Description of Golden American Life
                Insurance Company..................       1
        Safekeeping of Assets......................       1
        The Administrator..........................       1
        Independent Auditors.......................       1
        Distribution of Contracts..................       1
        Performance Information....................       2
        IRA Withdrawal Option......................       5
        Other Information..........................       6
        Financial Statements of Separate Account B.       6










PLEASE TEAR OFF, COMPLETE AND RETURN THE FORM BELOW TO ORDER A
FREE STATEMENT OF ADDITIONAL INFORMATION FOR THE CONTRACTS OFFERED UNDER THE PROSPECTUS. ADDRESS THE FORM TO OUR CUSTOMER SERVICE
CENTER; THE ADDRESS IS SHOWN ON THE PROSPECTUS COVER.
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B.

Please Print or Type:

        __________________________________________________
        NAME

        __________________________________________________
        SOCIAL SECURITY NUMBER

        __________________________________________________
        STREET ADDRESS

        __________________________________________________
        CITY, STATE, ZIP


107407  NC VA (5/00)
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

This page intentionally left blank.

                               APPENDIX A
                     MARKET VALUE ADJUSTMENT EXAMPLES

EXAMPLE #1:  FULL SURRENDER  EXAMPLE OF A NEGATIVE MARKET VALUE
ADJUSTMENT
   Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate ("I") of 7%; that a full surrender is requested 3 years into the guaranteed interest period; that the then Index Rate for a 7 year guaranteed interest period ("J") is 8%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

   1. The contract value of the Fixed Interest Allocation on the date of surrender is $124,230
       ( $100,000 X 1.075 ^ 3 )
   2.  N = 2,555 ( 365 X 7 )
   3.  Market Value Adjustment =  $124,230 X
       (( 1.07 / 1.0850 ) ^ ( 2,555 / 365 ) - 1 ) = $11,535

   Therefore, the amount paid to you on full surrender ignoring any surrender charge is $112,695 ( $124,230 - $11,535 ).

EXAMPLE #2:  FULL SURRENDER  EXAMPLE OF A POSITIVE MARKET VALUE
ADJUSTMENT
   Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate ("I") of 7%; that a full surrender is requested 3 years into the guaranteed interest period; that the then Index Rate for a 7 year guaranteed interest period ("J") is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

   1. The contract value of the Fixed Interest Allocation on the date of surrender is $124,230
       ($100,000 x 1.075 ^ 3)
   2.  N = 2,555 ( 365 X 7 )
   3.  Market Value Adjustment =$124,230 X
       (( 1.07 / 1.0650 ) ^ ( 2,555 / 365 ) - 1 ) = $4,141

   Therefore, the amount paid to you on full surrender ignoring any surrender charge is $128,371 ( $124,230 + $4,141 ).

EXAMPLE #3:  WITHDRAWAL  EXAMPLE OF A NEGATIVE MARKET VALUE
ADJUSTMENT
   Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate ("I") of 7%; that a withdrawal of $112,695 is requested 3 years into the guaranteed interest period; that the then Index Rate ("J") for a 7 year guaranteed interest period is 8%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.



                                   A1

  First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.

   1. The contract value of the Fixed Interest Allocation on the date of withdrawal is $248,459
      ( $200,000 x 1.075 ^ 3 )
   2.  N = 2,555 ( 365 x 7 )
   3.  Amount that must be withdrawn =
       (( $112,695 / ( 1.07 / 1.0850 ) ^ (2,555 / 365)) = $124,230

   Then calculate the Market Value Adjustment on that amount.

   4.  Market Value Adjustment = $124,230 x
       (( 1.07 / 1.0850 ) ^ (2,555 / 365) - 1) = $11,535

   Therefore, the amount of the withdrawal paid to you ignoring any surrender charge is $112,695, as requested. The Fixed Interest
Allocation will be reduced by the amount of the withdrawal, $112,695, and also reduced by the Market Value Adjustment of $11,535, for a total reduction in the Fixed Interest Allocation of $124,230.

EXAMPLE #4:  WITHDRAWAL  EXAMPLE OF A POSITIVE MARKET VALUE
ADJUSTMENT
   Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate of 7%; that a withdrawal of $128,371 requested 3 years into the guaranteed interest period; that the then Index Rate ("J") for a 7 year guaranteed interest period is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

  First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.

   1. The contract value of Fixed Interest Allocation on the date of surrender is $248,459
      ($200,000 x 1.075 ^ 3)
   2.  N = 2,555 ( 365 x 7 )
   3.  Amount that must be withdrawn =
       (( $128,371 / ( 1.07 /1.0650) ^ ( 2,555 / 365)) = $124,230

   Then calculate the Market Value Adjustment on that amount.

   4.  Market Value Adjustment = $124,230 x
       (( 1.07 /1.0650) ^ ( 2,555 / 365) - 1 ) = $4,141

   Therefore, the amount of the withdrawal paid to you ignoring any surrender charge is $128,371, as requested. The Fixed Interest
Allocation will be reduced by the amount of the withdrawal, $128,371, but increased by the Market Value Adjustment of $4,141, for a total reduction in the Fixed Interest Allocation of $124,230.




                                   A2

                               APPENDIX B

            SURRENDER CHARGE FOR EXCESS WITHDRAWALS EXAMPLE

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. It also assumes a withdrawal at the beginning of the fifth contract year of 30% of the contract value of $35,000.

In this example, $3,000 (0.10 x $30,000) is the
maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total withdrawal would be $10,500 ($35,000 x .30). Therefore, $7,500 ($10,500 - $3,000) is
considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 8.5% surrender charge of $637.50 ($7,500 x .085). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.


                                   B1

                         ING VARIABLE ANNUITIES

                GOLDEN AMERICAN LIFE INSURANCE COMPANY
    Golden American Life Insurance Company is a stock company domiciled in Delaware





107407  NC VA 5/00

                                        PART B

               Statement of Additional Information

                    GOLDENSELECT NC VA

                  DEFERRED COMBINATION VARIABLE
                    AND FIXED ANNUITY CONTRACT



                           ISSUED BY
                      SEPARATE ACCOUNT B
                        ("Account B")


                              OF
             GOLDEN AMERICAN LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the Golden American Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein.

The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to Golden American Life Insurance Company, Customer Service Center, P.O. Box 2700, West Chester, Pennsylvania 19380-1478 or telephone 1-800-366-0066.




                    DATE OF PROSPECTUS AND
           STATEMENT OF ADDITIONAL INFORMATION:
                       MAY 15, 2000

                       TABLE OF CONTENTS
ITEM                                                      PAGE
Introduction                                                 1
Description of Golden American Life Insurance Company        1
Safekeeping of Assets                                        1
The Administrator                                            1
Independent Auditors                                         1
Distribution of Contracts                                    1
Performance Information                                      2
IRA Withdrawal Option                                        5
Other Information                                            6
Financial Statements of Separate Account B                   6

                                  INTRODUCTION

This Statement of Additional Information provides background information regarding Separate Account B.

              DESCRIPTION OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

Golden American Life Insurance Company ("Golden American") is a stock life insurance company organized under the laws of the State of Delaware. On August 13, 1996, Equitable of Iowa Companies, Inc. (formerly Equitable of Iowa Companies) ("Equitable of Iowa") acquired all of the interest in Golden American and Directed Services, Inc. On October 24, 1997, Equitable of Iowa and ING Groep, N.V. ("ING") completed a merger agreement, and Equitable of Iowa became a wholly owned subsidiary of ING. ING, headquartered in The Netherlands, is a global financial services holding company with approximately $495.0 billion in assets as of December 31, 1999.

As of December 31, 1999, Golden American had approximately $477.8 million in stockholder's equity and approximately $9.4 billion in total assets, including approximately $7.6 billion of separate account assets. Golden American is authorized to do business in all jurisdictions except New York. Golden American offers variable insurance products. Golden American formed a subsidiary, First Golden American Life Insurance Company of New York ("First Golden"), which is licensed to do variable annuity business in the states of New York and Delaware.

                              SAFEKEEPING OF ASSETS

Golden American acts as its own custodian for Separate Account B.

                                THE ADMINISTRATOR

Effective January 1, 1997, Equitable Life Insurance Company of Iowa ("Equitable Life") and Golden American became parties to a service agreement pursuant to which Equitable Life agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to Golden American. Expenses incurred by Equitable Life in relation to this service agreement were reimbursed by Golden American on an allocated cost basis. No charges were billed to Golden American by Equitable Life pursuant to the service agreement in 1997. Equitable Life billed Golden American $364,086 and $892,903 pursuant to the service agreement in 1999 and 1998, respectively.

                              INDEPENDENT AUDITORS

Ernst & Young LLP, independent auditors, performs annual audits of Golden American and Separate Account B.

                            DISTRIBUTION OF CONTRACTS

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services, Inc., an affiliate of Golden American, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by Golden American. The variable insurance products were sold primarily through two broker/dealer institutions, during the year ended December 31, 1997, through two broker/dealer institutions during the year ended December 31, 1998 and through two broker/dealer institutions during the year ended December 31, 1999. For the years ended 1999, 1998 and 1997 commissions paid by Golden American, including amounts paid by its subsidiary, First Golden American Life Insurance Company of New York, to Directed Services, Inc. aggregated $181,536,000, $117,470,000 and $36,350,000, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services, Inc. is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, Golden American provides to Directed Services, Inc. certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Golden American charges Directed Services, Inc. for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Golden American's employees on behalf of Directed Services, Inc. In the opinion of management, this method of cost allocation is reasonable. This fee, calculated as a percentage of average assets in the variable separate accounts, was $10,136,000, $4,771,000 and $2,770,000 for the years ended 1999, 1998 and 1997, respectively.

                   PERFORMANCE INFORMATION

Performance information for the subaccounts of Account B, including yields, standard annual returns and other non-standard measures of performance of all subaccounts, may appear in reports or promotional literature to current or prospective owners. Such non-standard measures of performance will be computed, or accompanied by performance data computed, in accordance with criteria defined by the SEC. Negative values are denoted by minus signs ("-"). Performance information for measures other than total return do not reflect any applicable premium tax that can range from 0% to 3.5%.

No contracts offered by this prospectus and Statement of Additional Information were issued as of the date of this Statement of Additional Information. Therefore, the performance illustrations below are based on hypothetical investments in each subaccount from the date of the underlying portfolio inception.

SEC Standard Money Market Subaccount Yields
Current yield for the Liquid Asset Subaccount will be based on the change in the value of a hypothetical investment (exclusive of capital changes or income other than investment income) over a particular 7-day period, less a pro-rata share of subaccount expenses accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

     Effective Yield = [(Base Period Return) +1)^365/7] - 1

The current yield and effective yield of the Liquid Asset
Subaccount for the 7-day period December 25, 1999 to December 31,
1999 were 4.14% and 4.23%, respectively.

SEC STANDARD 30-DAY YIELD FOR NON-MONEY MARKET SUBACCOUNTS Quotations of yield for the remaining subaccounts will be based on all investment income per subaccount earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an accumulation unit on the last day of the period, according to the following formula:

          Yield = 2 [ ( a - b  +1)^(6) - 1]
                       -------
                          cd

     Where:
          [a] equals the net investment income earned during the period by the investment portfolio attributable to shares owned by a subaccount
          [b] equals the expenses accrued for the period (net
              of reimbursements)
          [c] equals the average daily number of units outstanding during the period based on the accumulation unit value
          [d] equals the value (maximum offering price) per accumulation unit value on the last day of the period

Yield on subaccounts of Account B is earned from the increase in net asset value of shares of the investment portfolio in which the subaccount invests and from dividends declared and paid by the investment portfolio, which are automatically reinvested in shares of the investment portfolio.

SEC STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL SUBACCOUNTS Quotations of average annual total return for any subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the subaccount), calculated pursuant to the formula:

          P(1+T)^(n)=ERV

     Where:
          (1) [P] equals a hypothetical initial premium payment of $1,000
          (2) [T] equals an average annual total return
          (3) [n] equals the number of years
          (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof)

All total return figures reflect the deduction of the maximum sales load, the administrative charges, and the mortality and expense risk charges. The Securities and Exchange Commission (the "SEC") requires that an assumption be made that the contract owner surrenders the entire contract at the end of the one, five and 10 year periods (or, if less, up to the life of the security) for which performance is required to be calculated. This assumption may not be consistent with the typical contract owner's intentions in purchasing a contract and may adversely affect returns. Quotations of total return may simultaneously be shown for other periods, as well as quotations of total return that do not take into account certain contractual charges such as sales load.

The hypothetical Average Annual Total Return for the subaccounts presented on a standardized basis, which includes deductions for the maximum mortality and expense risk charge of 1.25%, administrative charges of 0.15%, contract administrative charge annualized at 0.17% and applicable surrender charges of 8.5% for the one-year period and 8% for the five-year period for the year ending December 31, 1999, were as follows:



Average Annual Total Return for Periods Ending 12/31/99 - Standardized
----------------------------------------------------------------------
                         One Year Period     Five Year Period    Ten Year Period     Inception to      Inception Date
Subaccount               Ending 12/31/99     Ending 12/31/99     Ending 12/31/99    Ending 12/31/99
----------               ---------------     ---------------     ---------------    ---------------    --------------
THE GCG TRUST
Liquid Asset              -5.40%              1.95%                3.06%*             3.52%*            1/25/89
Limited Maturity Bond     -8.95%              3.01%                4.16%*             4.69%*            1/25/89
Global Fixed Income      -18.56%              1.53%*                n/a               1.68%*            10/7/94
Fully Managed             -3.24%             10.08%                7.52%*             7.20%*            1/25/89
Total Return              -6.74%             11.77%*                n/a              10.86%*            10/7/94
Equity Income             -10.78%             7.40%                6.92%*             7.13%*            1/25/89
Investors                    n/a               n/a                  n/a                n/a               2/1/00
Value Equity               -9.56%              n/a                  n/a              11.46%              1/1/95
Rising Dividends            5.59%            19.48%                 n/a              15.78%             10/4/93
Managed Global             52.35%            20.69%*                n/a              12.35%*           10/21/92
Large Cap Value              n/a               n/a                  n/a                n/a               2/1/00
All Cap                      n/a               n/a                  n/a                n/a               2/1/00
Research                   13.82%            22.72%*                n/a              20.98%*            10/7/94
Capital Appreciation       14.24%            20.55%                 n/a              15.05%*             5/4/92
Capital Growth             15.14%              n/a                  n/a              20.50%              4/1/96
Strategic Equity           45.39%              n/a                  n/a              19.02%             10/2/95
Mid-Cap Growth             67.89%            30.04%*                n/a              29.43%*            10/7/94
Small Cap                  39.83%              n/a                  n/a              21.62%              1/2/96
Growth                     66.98%              n/a                  n/a              31.15%*             4/1/96
Real Estate               -13.82%             7.13%                7.54%*             6.72%*            1/25/89
Hard Assets                12.97%             3.29%                3.70%*             5.05%*            1/25/89
Developing World           50.74%              n/a                  n/a               3.86%             2/18/98

EVERGREEN VARIABLE
 ANNUITY TRUST
Evergreen VA Equity
 Index                       n/a               n/a                  n/a                n/a              5/01/00
Evergreen VA Foundation      n/a               n/a                  n/a                n/a              5/01/00
Evergreen VA Global
 Leaders                     n/a               n/a                  n/a                n/a              5/01/00
Evergreen VA Small Cap       n/a               n/a                  n/a                n/a              5/01/00
 Value

------------------------
* Total return calculation reflects partial waiver of fees and expenses.
#  Non-annualized.

NON-STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL SUBACCOUNTS Quotations of non-standard average annual total return for any subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the subaccount), calculated pursuant to the formula:

          P(1+T)^(n)]=ERV

     Where:
          (1) [P] equals a hypothetical initial premium payment of $1,000
          (2) [T] equals an average annual total return
          (3) [n] equals the number of years
          (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof) assuming certain loading and charges are zero.

All total return figures reflect the deduction of the mortality and expense risk charge and the administrative charges, but not the deduction of the maximum sales load and the annual contract fee.

The hypothetical Average Annual Total Return for the subaccounts presented on a non-standardized basis, which includes deductions for the maximum mortality and expense risk charge of 1.25%, and administrative charges of 0.15%, for the periods ending December 31, 1999, were as follows:

Average Annual Total Return for Periods Ending 12/31/99 - Non-Standardized
--------------------------------------------------------------------------
                         One Year Period     Five Year Period    Ten Year Period     Inception to      Inception Date
Subaccount               Ending 12/31/99     Ending 12/31/99     Ending 12/31/99    Ending 12/31/99
----------               ---------------     ---------------     ---------------    ---------------    --------------
THE GCG TRUST
Liquid Asset               3.27%               3.63%               3.36%*             3.65%*            1/25/89
Limited Maturity Bond     -0.28%               4.62%               4.44%*             4.81%*            1/25/89
Global Fixed Income       -9.90%               3.22%                n/a               3.20%*            10/7/94
Fully Managed              5.43%              11.34%*             7.75%*              7.32%*            1/25/89
Total Return               1.93%              12.96%               n/a               11.95%*            10/7/94
Equity Income             -2.11%              8.78%*              7.16%*              7.24%*            1/25/89
Investors                   n/a                n/a                 n/a                 n/a               2/1/00
Value Equity              -0.89%               n/a                 n/a               12.65%              1/1/95
Rising Dividends          14.26%             20.41%                n/a               16.42%             10/4/93
Managed Global            61.02%             21.63%                n/a               12.91%*           10/21/92
Large Cap Value             n/a                n/a                 n/a                 n/a               2/1/00
All Cap                     n/a                n/a                 n/a                 n/a               2/1/00
Research                  22.49%             23.56%                n/a               21.76%*            10/7/94
Capital Appreciation      22.90%             21.45%*               n/a               15.47%*             5/4/92
Capital Growth            23.80%               n/a                 n/a               21.95%              4/1/96
Strategic Equity          54.06%               n/a                 n/a               20.29%             10/2/95
Mid-Cap Growth            76.56%             30.74%                n/a               30.06%*            10/7/94
Small Cap                 48.50%               n/a                 n/a               22.93%              1/2/96
Growth                    75.65%               n/a                 n/a               32.33%*             4/1/96
Real Estate               -5.15%              8.51%               7.77%*              6.84%*            1/25/89
Hard Assets               21.64%              4.88%               3.99%*              5.18%*            1/25/89
Developing World          59.40%               n/a                 n/a                8.32%             2/18/98

EVERGREEN VARIABLE
 ANNUITY TRUST
Evergreen VA Equity
 Index                       n/a               n/a                  n/a                n/a              5/01/00
Evergreen VA Foundation      n/a               n/a                  n/a                n/a              5/01/00
Evergreen VA Global
 Leaders                     n/a               n/a                  n/a                n/a              5/01/00
Evergreen VA Small Cap       n/a               n/a                  n/a                n/a              5/01/00
 Value

-----------------------
* Total return calculation reflects partial waiver of fees and expenses.
#  Non-annualized.

Performance information for a subaccount may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average
("DJIA"), Donoghue Money Market Institutional Averages, or other indices that measure performance of a pertinent group of securities so that investors may compare a subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and (iii) the Consumer
Price Index (measure for inflation) to assess the real rate of return from an investment in the contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any subaccount reflects only the performance of a hypothetical contract under which contract value is allocated to a subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the investment portfolio of the Trust in which the Account B subaccounts invest, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional literature may also contain other information including the ranking of any subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria.

PUBLISHED RATINGS
From time to time, the rating of Golden American as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

ACCUMULATION UNIT VALUE

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Performance
Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples).

     1.  AUV, beginning of period                           $ 10.00
     2.  Value of securities, beginning of period           $ 10.00
     3.  Change in value of securities                      $  0.10
     4.  Gross investment return (3) divided by (2)            0.01
     5.  Less daily mortality and expense charge               0.00003446
     6.  Less asset based administrative charge                0.00000411
     7.  Net investment return (4) minus (5) minus (6)         0.00996143
     8.  Net investment factor (1.000000) plus (7)             1.00996143
     9.  AUV, end of period (1) multiplied by (8)           $ 10.0996143

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
     EXAMPLE 2.

     1.  Initial Premium Payment                            $ 1,000
     2.  AUV on effective date of purchase (see Example 1)  $ 10.00
     3.  Number of Units purchased [(1) divided by (2)]         100
     4.  AUV for valuation date following purchase
     (see Example 1)                                        $ 10.0996143
     5.  Accumulation Value in account for valuation date
          following purchase [(3) multiplied by (4)]        $ 1,009.96

              IRA PARTIAL WITHDRAWAL OPTION

If the contract owner has an IRA contract and will attain age 70 1/2 in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70 1/2. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

Golden American notifies the contract owner of these regulations with a letter mailed on January 1st of the calendar year in which the contract owner reaches age 70 1/2 which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when Golden American receives the completed election form. Golden American calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin, we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

                    OTHER INFORMATION

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                   FINANCIAL STATEMENTS OF SEPARATE ACCOUNT B

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

     Report of Independent Auditors
     Audited Financial Statements
          Statement of Net Assets as of December 31, 1999
          Statements of Operations for the year ended December 31, 1999 Statements of Changes in Net Assets for the years ended
          December 31, 1999 and 1998
     Notes to Financial Statements

                              FINANCIAL STATEMENTS

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT B

                          YEAR ENDED DECEMBER 31, 1999
                       WITH REPORT OF INDEPENDENT AUDITORS

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT B

                              FINANCIAL STATEMENTS



                          YEAR ENDED DECEMBER 31, 1999



                                TABLE OF CONTENTS




Report of Independent Auditors................................................1

Audited Financial Statements

Statement of Net Assets.......................................................2
Statements of Operations......................................................3
Statements of Changes in Net Assets..........................................10
Notes to Financial Statements................................................17

                         Report of Independent Auditors



The Board of Directors
Golden American Life Insurance Company



We have audited the accompanying statement of net assets of Golden American Life Insurance Company Separate Account B (comprised of the Liquid Asset, Limited Maturity Bond, Hard Assets, All-Growth, Real Estate, Fully Managed, Equity
Income, Capital Appreciation, Rising Dividends, Emerging Markets, Market Manager, Value Equity, Strategic Equity, Small Cap, Managed Global, Mid-Cap Growth, Capital Growth, Research, Total Return, Growth, Global Fixed Income, Developing World, Growth Opportunities, PIMCO High Yield Bond, PIMCO StocksPLUS Growth and Income, Appreciation, Smith Barney High Income, Smith Barney Large Cap Value, Smith Barney International Equity, Smith Barney Money Market, International Equity, Asset Allocation, Equity, Growth & Income, and High Quality Bond Divisions) as of December 31, 1999, and the related statements of operations and changes in net assets for in the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the mutual funds' transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden American Life Insurance Company Separate Account B at December 31, 1999, and the results of its operations and changes in its net assets for the periods described above, in conformity with accounting principles generally accepted in the United States.

Des Moines, Iowa
February 25, 2000




                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                       STATEMENT OF NET ASSETS
                                                          DECEMBER 31, 1999
                                                       (DOLLARS IN THOUSANDS)

ASSETS                                                                                                              COMBINED
                                                                                                                ----------------
   Investments at net asset value:
    The GCG Trust:
      Liquid Asset Series, 522,325,545 shares (cost - $522,326)...........................................           $522,326
      Limited Maturity Bond Series, 14,433,887 shares (cost - $154,603)...................................            150,401
      Hard Assets Series, 3,310,341 shares (cost - $37,918)...............................................             38,929
      All-Growth Series, 5,797,423 shares (cost - $94,713)................................................            145,863
      Real Estate Series, 4,593,787 shares (cost - $70,855)...............................................             55,677
      Fully Managed Series, 17,755,369 shares (cost - $265,708)...........................................            267,218
      Equity Income Series, 24,135,542 shares (cost - $297,021)...........................................            271,284
      Capital Appreciation Series, 20,078,304 shares (cost - $350,171)....................................            401,967
      Rising Dividends Series, 32,733,235 shares (cost - $673,802)........................................            813,094
      Emerging Markets Series, 2,895,632 shares (cost - $27,343)..........................................             35,472
      Market Manager Series, 377,319 shares (cost - $4,795)...............................................              7,320
      Value Equity Series, 8,851,843 shares (cost - $143,594).............................................            137,380
      Strategic Equity Series, 9,901,055 shares (cost - $141,166).........................................            197,526
      Small Cap Series, 13,840,816 shares (cost - $249,047)...............................................            324,429
      Managed Global Series, 9,085,422 shares (cost - $154,794)...........................................            181,345
      Mid-Cap Growth Series, 18,222,880 shares (cost - $408,884)..........................................            539,215
      Capital Growth Series, 23,231,448 shares (cost - $371,151)..........................................            430,246
      Research Series, 25,665,469 shares (cost - $520,404)................................................            636,760
      Total Return Series, 28,821,536 shares (cost - $458,931)............................................            455,380
      Growth Series, 43,852,669 shares (cost - $866,601)..................................................          1,205,510
      Global Fixed Income Series, 2,113,119 shares (cost - $21,930).......................................             21,258
      Developing World Series, 4,470,012 shares (cost - $44,018)..........................................             51,673
      Growth Opportunities Series, 598,117 shares (cost - $6,203).........................................              6,663
    PIMCO Variable Insurance Trust:
      PIMCO High Yield Bond Portfolio, 15,910,545 shares (cost - $150,798)................................            146,059
      PIMCO StocksPLUS Growth and Income Portfolio, 16,314,904 shares (cost - $215,031)...................            221,230
    Greenwich Street Series Fund Inc.:
      Appreciation Portfolio, 42,012 shares (cost - $864).................................................                983
    Travelers Series Fund Inc.:
      Smith Barney High Income Portfolio, 45,269 shares (cost - $600).....................................                547
      Smith Barney Large Cap Value Portfolio, 32,943 shares (cost - $680).................................                643
      Smith Barney International Equity Portfolio, 23,358 shares (cost - $330)............................                537
      Smith Barney Money Market Portfolio, 579,382 shares (cost - $579)...................................                579
    Warburg Pincus Trust:
      International Equity Portfolio, 10,513,073 shares (cost - $149,816).................................            175,569
    The Galaxy VIP Fund:
      Asset Allocation Portfolio, 7,851 shares (cost - $132)..............................................                133
      Equity Portfolio, 13,379 shares (cost - $292).......................................................                297
      Growth & Income Portfolio, 9,830 shares (cost - $105)...............................................                107
      High Quality Bond Portfolio, 2,818 shares (cost - $27)..............................................                 27
                                                                                                                ----------------
      TOTAL ASSETS (cost - $6,405,232)....................................................................          7,443,647
LIABILITY
   Payable to Golden American Life Insurance Company (all pertaining to Market Manager Division)..........                236
                                                                                                                ----------------
     TOTAL NET ASSETS.....................................................................................         $7,443,411
                                                                                                                ================

NET ASSETS
   For variable annuity insurance contracts...............................................................         $7,446,504
   Retained in Separate Account B by Golden American Life Insurance Company...............................              3,093
                                                                                                                ----------------
     TOTAL NET ASSETS.....................................................................................         $7,443,411
                                                                                                                ================



                                                                  2



                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                      STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 1999, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)



                                                                    LIMITED
                                                        LIQUID      MATURITY         HARD           ALL-           REAL
                                                         ASSET        BOND          ASSETS         GROWTH         ESTATE
                                                       DIVISION     DIVISION       DIVISION       DIVISION       DIVISION
                                                     ---------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends ..................................       $15,368        $5,178           $257        $22,107        $2,278
    Capital gains distributions ................            --            --             --          5,823         1,527
                                                     ---------------------------------------------------------------------
   TOTAL INVESTMENT INCOME .....................        15,368         5,178            257         27,930         3,805

   Expenses:
    Mortality and expense risk and other charges         4,755         1,698            494          1,297           818
    Annual administrative charges ..............            94            37             16             46            27
    Minimum death benefit guarantee charges ....             8             1              1              1             1
    Contingent deferred sales charges ..........         3,171           129            119             89           112
    Other contract charges .....................             7             3              2              3             1
    Amortization of deferred charges related to:
      Deferred sales load ......................           553           275             85            326           159
      Premium taxes ............................            18             2             --              2             1
                                                     ---------------------------------------------------------------------
   TOTAL EXPENSES ..............................         8,606         2,145            717          1,764         1,119
                                                     ---------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS) ................         6,762         3,033           (460)        26,166         2,686

REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS
    Net realized gain (loss) on investments ....            --          (153)        (9,098)        12,611           452
    Net unrealized appreciation (depreciation)
      of investments ...........................            --        (3,486)        15,365         41,917        (6,895)
                                                     ---------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS ...................        $6,762         $(606)        $5,807        $80,694       $(3,757)
                                                     =====================================================================



(a)      Commencement of operations, October 25, 1999.
(b)      Commencement of operations, November 1, 1999.
(c)      Commencement of operations, December 3, 1999.



See accompanying notes.
                                                                 3



                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                      STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 1999, EXCEPT AS NOTED
                                                             (CONTINUED)
                                                       (DOLLARS IN THOUSANDS)



                                                        FULLY         EQUITY        CAPITAL        RISING       EMERGING
                                                       MANAGED        INCOME      APPRECIATION    DIVIDENDS     MARKETS
                                                       DIVISION      DIVISION       DIVISION      DIVISION      DIVISION
                                                      --------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends ..................................       $10,485        $13,369         $6,809        $4,048          $350
    Capital gains distributions ................         9,191         14,763         35,936        16,664            --
                                                      --------------------------------------------------------------------
   TOTAL INVESTMENT INCOME .....................        19,676         28,132         42,745        20,712           350

   Expenses:
    Mortality and expense risk and other charges         3,284          3,262          3,945         9,409           321
    Annual administrative charges ..............           102            143            113           209            14
    Minimum death benefit guarantee charges ....             1              6              1             1             1
    Contingent deferred sales charges ..........           170            137            246           725            27
    Other contract charges .....................             6              9              8            13             1
    Amortization of deferred charges related to:
      Deferred sales load ......................           570          1,165            763           776           100
      Premium taxes ............................             2              2              3             3             1
                                                      --------------------------------------------------------------------
   TOTAL EXPENSES ..............................         4,135          4,724          5,079        11,136           465
                                                      --------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS) ................        15,541         23,408         37,666         9,576          (115)

REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS
    Net realized gain (loss) on investments ....         4,586            604         12,525        12,658          (839)
    Net unrealized appreciation (depreciation)
      of investments ...........................        (8,712)       (30,854)        16,816        60,461        17,638
                                                      --------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS ...................       $11,415        $(6,842)       $67,007       $82,695       $16,684
                                                      ====================================================================



(a)      Commencement of operations, October 25, 1999.
(b)      Commencement of operations, November 1, 1999.
(c)      Commencement of operations, December 3, 1999.




See accompanying notes.
                                                                 4



                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                      STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 1999, EXCEPT AS NOTED
                                                             (CONTINUED)
                                                       (DOLLARS IN THOUSANDS)



                                                       MARKET         VALUE        STRATEGIC        SMALL         MANAGED
                                                       MANAGER        EQUITY         EQUITY          CAP           GLOBAL
                                                      DIVISION       DIVISION       DIVISION       DIVISION       DIVISION
                                                      ---------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends ..................................          $110         $1,231           $211         $6,243        $9,130
    Capital gains distributions ................           973          2,440            549          2,817        15,707
                                                      ---------------------------------------------------------------------
   TOTAL INVESTMENT INCOME .....................         1,083          3,671            760          9,060        24,837

   Expenses:
    Mortality and expense risk and other charges            --          1,869          1,454          2,692         1,667
    Annual administrative charges ..............            --             52             29             57            54
    Minimum death benefit guarantee charges ....            --             --             --             --             1
    Contingent deferred sales charges ..........            --            129            252            157           195
    Other contract charges .....................            --              2              1              2             4
    Amortization of deferred charges related to:
      Deferred sales load ......................            40            151             75             82           397
      Premium taxes ............................            --             --              1              1             1
                                                      ---------------------------------------------------------------------
   TOTAL EXPENSES ..............................            40          2,203          1,812          2,991         2,319
                                                      ---------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS) ................         1,043          1,468         (1,052)         6,069        22,518

REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS
    Net realized gain (loss) on investments ....           861          5,066          5,704         30,614        42,644
    Net unrealized appreciation (depreciation)
      of investments ...........................          (880)        (9,606)        54,916         54,213         6,404
                                                      ---------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS ...................        $1,024        $(3,072)       $59,568        $90,896       $71,566
                                                      =====================================================================



(a)      Commencement of operations, October 25, 1999.
(b)      Commencement of operations, November 1, 1999.
(c)      Commencement of operations, December 3, 1999.



See accompanying notes.
                                                                 5



                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                      STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 1999, EXCEPT AS NOTED
                                                             (CONTINUED)
                                                       (DOLLARS IN THOUSANDS)



                                                       MID-CAP       CAPITAL                      TOTAL
                                                        GROWTH        GROWTH      RESEARCH       RETURN         GROWTH
                                                      DIVISION      DIVISION      DIVISION      DIVISION       DIVISION
                                                      ------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends ..................................       $41,872       $22,161        $7,421       $12,635        $12,825
    Capital gains distributions ................         2,355           669         2,686         1,756          1,124
                                                      ------------------------------------------------------------------
   TOTAL INVESTMENT INCOME .....................        44,227        22,830        10,107        14,391         13,949

   Expenses:
    Mortality and expense risk and other charges         3,582         4,167         6,574         5,403          7,294
    Annual administrative charges ..............            59            91           117           106            102
    Minimum death benefit guarantee charges ....            --            --            --            --              1
    Contingent deferred sales charges ..........           244           294           380           297            405
    Other contract charges .....................             2             1             3             1              3
    Amortization of deferred charges related to:
      Deferred sales load ......................            68            68           110            83             95
      Premium taxes ............................             1            --             1             1              1
                                                      ------------------------------------------------------------------
   TOTAL EXPENSES ..............................         3,956         4,621         7,185         5,891          7,901
                                                      ------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS) ................        40,271        18,209         2,922         8,500          6,048

REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS
    Net realized gain (loss) on investments ....        27,166         3,969         2,750           531         46,796
    Net unrealized appreciation (depreciation)
      of investments ...........................       122,970        50,167        99,090        (4,991)       324,922
                                                      ------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS ...................      $190,407       $72,345      $104,762        $4,040       $377,766
                                                      ==================================================================



(a)      Commencement of operations, October 25, 1999.
(b)      Commencement of operations, November 1, 1999.
(c)      Commencement of operations, December 3, 1999.


See accompanying notes.
                                                                 6



                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                      STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 1999, EXCEPT AS NOTED
                                                             (CONTINUED)
                                                       (DOLLARS IN THOUSANDS)



                                                                                                   PIMCO         PIMCO
                                                         GLOBAL                                    HIGH        STOCKSPLUS
                                                         FIXED      DEVELOPING      GROWTH         YIELD       GROWTH AND
                                                        INCOME         WORLD     OPPORTUNITIES     BOND          INCOME
                                                       DIVISION      DIVISION      DIVISION      DIVISION       DIVISION
                                                       -------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends ..................................          $345         $1,400          $162        $8,321        $12,203
    Capital gains distributions ................            --             --           130            --          6,865
                                                       -------------------------------------------------------------------
   TOTAL INVESTMENT INCOME .....................           345          1,400           292         8,321         19,068

   Expenses:
    Mortality and expense risk and other charges           237            260            95         1,537          2,030
    Annual administrative charges ..............             3              4             1            19             20
    Minimum death benefit guarantee charges ....            --             --            --            --             --
    Contingent deferred sales charges ..........            22             11             2            68             95
    Other contract charges .....................            --             --            --            --             --
    Amortization of deferred charges related to:
      Deferred sales load ......................             2             --             1            13             16
      Premium taxes ............................            --             --            --            --             --
                                                       -------------------------------------------------------------------
   TOTAL EXPENSES ..............................           264            275            99         1,637          2,161
                                                       -------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS) ................            81          1,125           193         6,684         16,907

REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS
    Net realized gain (loss) on investments ....          (939)         2,134           732          (974)         4,397
    Net unrealized appreciation (depreciation)
      of investments ...........................          (662)         7,506           111        (4,721)         1,944
                                                       -------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS ...................       $(1,520)       $10,765        $1,036          $989        $23,248
                                                       ===================================================================



(a)  Commencement of operations, October 25, 1999.
(b)  Commencement of operations, November 1, 1999.
(c)  Commencement of operations, December 3, 1999.



See accompanying notes.
                                                                 7



                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                      STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 1999, EXCEPT AS NOTED
                                                             (CONTINUED)
                                                       (DOLLARS IN THOUSANDS)



                                                                        SMITH         SMITH           SMITH         SMITH
                                                                        BARNEY        BARNEY          BARNEY        BARNEY
                                                                         HIGH        LARGE CAP    INTERNATIONAL     MONEY
                                                       APPRECIATION     INCOME         VALUE          EQUITY        MARKET
                                                         DIVISION      DIVISION      DIVISION        DIVISION      DIVISION
                                                       ---------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends ..................................            $7           $53            $10             $1            $11
    Capital gains distributions ................            17            --             21             --             --
                                                       --------------------------------------------------------------------
   TOTAL INVESTMENT INCOME .....................            24            53             31              1             11

   Expenses:
    Mortality and expense risk and other charges            14             9             10              5              3
    Annual administrative charges ..............             1             1              1             --             --
    Minimum death benefit guarantee charges ....            --            --             --             --             --
    Contingent deferred sales charges ..........             2            --              1             --             --
    Other contract charges .....................            --            --             --             --             --
    Amortization of deferred charges related to:
      Deferred sales load ......................            --            --             --             --             --
      Premium taxes ............................            --            --             --             --             --
                                                       --------------------------------------------------------------------
   TOTAL EXPENSES ..............................            17            10             12              5              3
                                                       --------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS) ................             7            43             19             (4)             8

REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS
    Net realized gain (loss) on investments ....            23           (48)            10             20             --
    Net unrealized appreciation (depreciation)
      of investments ...........................            76            10            (47)           214             --
                                                       --------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS ...................          $106            $5           $(18)          $230             $8
                                                       ====================================================================



(a)  Commencement of operations, October 25, 1999.
(b)  Commencement of operations, November 1, 1999.
(c)  Commencement of operations, December 3, 1999.



See accompanying notes.
                                                                 8



                                          GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                    SEPARATE ACCOUNT B
                                                 STATEMENT OF OPERATIONS
                                  FOR THE YEAR ENDED DECEMBER 31, 1999, EXCEPT AS NOTED
                                                       (CONTINUED)
                                                  (DOLLARS IN THOUSANDS)



                                                      INTERNATIONAL      ASSET                  GROWTH &   HIGH QUALITY
                                                         EQUITY       ALLOCATION    EQUITY       INCOME        BOND
                                                        DIVISION      DIVISION(b) DIVISION(b)  DIVISION(a)  DIVISION(c)   COMBINED
                                                      ------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends ......................................      $1,432            $1           --           --         --       $218,034
    Capital gains distributions ....................          --             1           $7           $1         --        122,022
                                                      ------------------------------------------------------------------------------
   TOTAL INVESTMENT INCOME .........................       1,432             2            7            1         --        340,056

   Expenses:
    Mortality and expense risk and other charges ...       1,371            --           --           --         --         69,556
    Annual administrative charges ..................          21            --           --           --         --          1,539
    Minimum death benefit guarantee charges ........          --            --           --           --         --             24
    Contingent deferred sales charges ..............          87            --           --           --         --          7,566
    Other contract charges .........................          --            --           --           --         --             72
    Amortization of deferred charges related to:
      Deferred sales load ..........................          --            --           --           --         --          5,973
      Premium taxes ................................           1            --           --           --         --             42
                                                      ------------------------------------------------------------------------------
   TOTAL EXPENSES ..................................       1,480            --           --           --         --         84,772
                                                      ------------------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS) ....................         (48)            2            7            1         --        255,284

REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS
    Net realized gain (loss) on investments ........      30,975            --           --           --        $(1)       235,776
    Net unrealized appreciation (depreciation)
      of investments ...............................      24,199             1            5            2         --        828,093
                                                      ------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS .......................     $55,126            $3          $12           $3        $(1)    $1,319,153
                                                      ==============================================================================



(a)  Commencement of operations, October 25, 1999.
(b)  Commencement of operations, November 1, 1999.
(c)  Commencement of operations, December 3, 1999.


See accompanying notes.
                                                                 9



                                          GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                    SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS
                             FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, EXCEPT AS NOTED
                                                  (DOLLARS IN THOUSANDS)



                                                                      LIMITED
                                                        LIQUID        MATURITY         HARD           ALL-            REAL
                                                         ASSET          BOND          ASSETS         GROWTH          ESTATE
                                                       DIVISION       DIVISION       DIVISION       DIVISION        DIVISION
                                                      -----------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1998 ...................       $57,254        $52,467        $45,503        $71,738        $74,700
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss) ................         3,131          1,782          2,033           (905)         8,244
    Net realized gain (loss) on investments .....            --            872         (6,941)           330          3,708
    Net unrealized appreciation (depreciation)
      of investments ............................            --            739         (8,620)         6,240        (24,689)
                                                      ----------------------------------------------------------------------
    Net increase (decrease) in net assets
      resulting from operations .................         3,131          3,393        (13,528)         5,665        (12,737)

  Changes from principal transactions:
    Purchase payments ...........................       227,924         42,180          7,508         15,762         24,639
    Contract distributions and terminations .....       (38,803)        (9,265)        (4,524)        (9,206)        (6,988)
    Transfer payments from (to) Fixed Accounts
      and other Divisions .......................       (73,759)        14,051         (5,266)        (2,159)       (10,631)
    Addition to assets retained in the Account by
      Golden American Life Insurance Company ....            12              6             10              7             12
                                                      ----------------------------------------------------------------------
    Increase (decrease) in net assets derived
      from principal transactions ...............       115,374         46,972         (2,272)         4,404          7,032
                                                      ----------------------------------------------------------------------
  Total increase (decrease) .....................       118,505         50,365        (15,800)        10,069         (5,705)
                                                      ----------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1998 ...............       175,759        102,832         29,703         81,807         68,995

INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss) ................         6,762          3,033           (460)        26,166          2,686
    Net realized gain (loss) on investments .....            --           (153)        (9,098)        12,611            452
    Net unrealized appreciation (depreciation)
      of investments ............................            --         (3,486)        15,365         41,917         (6,895)
                                                      ----------------------------------------------------------------------
    Net increase (decrease) in net assets
      resulting from operations .................         6,762           (606)         5,807         80,694         (3,757)

  Changes from principal transactions:
    Purchase payments ...........................       466,501         67,604          7,898          9,526          9,108
    Contract distributions and terminations .....      (123,045)       (15,384)        (5,361)       (15,134)        (9,074)
    Transfer payments from (to) Fixed Accounts
      and other Divisions .......................        (3,655)        (4,046)           881        (11,033)        (9,597)
    Addition to assets retained in the Account by
      Golden American Life Insurance Company ....             4              1              1              3              2
                                                      ----------------------------------------------------------------------
    Increase (decrease) in net assets derived
      from principal transactions ...............       339,805         48,175          3,419        (16,638)        (9,561)
                                                      ----------------------------------------------------------------------
  Total increase (decrease) .....................       346,567         47,569          9,226         64,056        (13,318)
                                                      ----------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999 ...............      $522,326       $150,401        $38,929       $145,863        $55,677
                                                      ======================================================================



(a)      Commencement of operations, March 2, 1998.
(b)      Commencement of operations, May 8, 1998.
(c)      Commencement of operations, May 11, 1998.
(d)      Commencement of operations, October 25, 1999.
(e)      Commencement of operations, November 1, 1999.
(f)      Commencement of operations, December 3, 1999.



See accompanying notes.
                                                                 10



                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                 STATEMENTS OF CHANGES IN NET ASSETS
                                   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, EXCEPT AS NOTED
                                                             (CONTINUED)
                                                       (DOLLARS IN THOUSANDS)



                                                         FULLY         EQUITY        CAPITAL         RISING        EMERGING
                                                        MANAGED        INCOME      APPRECIATION     DIVIDENDS      MARKETS
                                                       DIVISION       DIVISION       DIVISION       DIVISION       DIVISION
                                                       ---------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1998 ...................      $158,650       $261,869       $187,817       $215,943        $34,501
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss) ................        15,626         23,815         18,956         12,920           (524)
    Net realized gain (loss) on investments .....         1,704          2,288          6,551          3,842         (3,524)
    Net unrealized appreciation (depreciation)
      of investments ............................       (10,501)       (10,125)        (3,987)        17,344         (4,266)
                                                      ----------------------------------------------------------------------
    Net increase (decrease) in net assets
      resulting from operations .................         6,829         15,978         21,520         34,106         (8,314)

  Changes from principal transactions:
    Purchase payments ...........................        74,467         34,793         63,892        216,682          2,520
    Contract distributions and terminations .....       (19,367)       (39,339)       (26,711)       (26,449)        (2,973)
    Transfer payments from (to) Fixed Accounts
      and other Divisions .......................         5,756            581         10,035         60,274         (3,483)
    Addition to assets retained in the Account by
      Golden American Life Insurance Company.....            31             28             25             60              3
                                                      ----------------------------------------------------------------------
    Increase (decrease) in net assets derived
      from principal transactions ...............        60,887         (3,937)        47,241        250,567         (3,933)
                                                      ----------------------------------------------------------------------
  Total increase (decrease) .....................        67,716         12,041         68,761        284,673        (12,247)
                                                      ----------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1998 ...............       226,366        273,910        256,578        500,616         22,254

INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss) ................        15,541         23,408         37,666          9,576           (115)
    Net realized gain (loss) on investments .....         4,586            604         12,525         12,658           (839)
    Net unrealized appreciation (depreciation)
      of investments ............................        (8,712)       (30,854)        16,816         60,461         17,638
                                                      ----------------------------------------------------------------------
    Net increase (decrease) in net assets
      resulting from operations .................        11,415         (6,842)        67,007         82,695         16,684

  Changes from principal transactions:
    Purchase payments ...........................        62,680         62,880        107,357        245,047          1,445
    Contract distributions and terminations .....       (30,839)       (54,241)       (44,732)       (59,723)        (3,546)
    Transfer payments from (to) Fixed Accounts
      and other Divisions .......................        (2,413)        (4,436)        15,746         44,445         (1,366)
    Addition to assets retained in the Account by
      Golden American Life Insurance Company ....             9             13             11             14              1
                                                      ----------------------------------------------------------------------
    Increase (decrease) in net assets derived
      from principal transactions ...............        29,437          4,216         78,382        229,783         (3,466)
                                                      ----------------------------------------------------------------------
  Total increase (decrease) .....................        40,852         (2,626)       145,389        312,478         13,218
                                                      ----------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999 ...............      $267,218       $271,284       $401,967       $813,094        $35,472
                                                      ======================================================================



(a)      Commencement of operations, March 2, 1998.
(b)      Commencement of operations, May 8, 1998.
(c)      Commencement of operations, May 11, 1998.
(d)      Commencement of operations, October 25, 1999.
(e)      Commencement of operations, November 1, 1999.
(f)      Commencement of operations, December 3, 1999.



See accompanying notes.
                                                                 11



                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                 STATEMENTS OF CHANGES IN NET ASSETS
                                   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, EXCEPT AS NOTED
                                                             (CONTINUED)
                                                       (DOLLARS IN THOUSANDS)



                                                         MARKET         VALUE          STRATEGIC         SMALL          MANAGED
                                                         MANAGER        EQUITY           EQUITY           CAP            GLOBAL
                                                        DIVISION       DIVISION         DIVISION        DIVISION        DIVISION
                                                     -----------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1998 ...................         $6,716         $77,025         $50,437         $52,725        $104,681
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss) ................            299           1,994           3,586          (1,343)          3,296
    Net realized gain (loss) on investments .....            135           1,237           1,365           2,148           7,634
    Net unrealized appreciation (depreciation)
      of investments ............................          1,090          (4,208)         (6,078)         15,952          16,611
                                                     ----------------------------------------------------------------------------
    Net increase (decrease) in net assets
      resulting from operations .................          1,524            (977)         (1,127)         16,757          27,541

  Changes from principal transactions:
    Purchase payments ...........................            (36)         51,484          25,972          44,851          11,958
    Contract distributions and terminations .....           (188)         (7,869)         (5,201)         (6,104)        (13,329)
    Transfer payments from (to) Fixed Accounts
      and other Divisions .......................           (309)          6,521           1,265          16,010            (176)
    Addition to assets retained in the Account by
      Golden American Life Insurance Company ....             --              10               2               6               9
                                                     ----------------------------------------------------------------------------
    Increase (decrease) in net assets derived
      from principal transactions ...............           (533)         50,146          22,038          54,763          (1,538)
                                                     ----------------------------------------------------------------------------
  Total increase (decrease) .....................            991          49,169          20,911          71,520          26,003
                                                     ----------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1998 ...............          7,707         126,194          71,348         124,245         130,684

INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss) ................          1,043           1,468          (1,052)          6,069          22,518
    Net realized gain (loss) on investments .....            861           5,066           5,704          30,614          42,644
    Net unrealized appreciation (depreciation)
      of investments ............................           (880)         (9,606)         54,916          54,213           6,404
                                                     ----------------------------------------------------------------------------
    Net increase (decrease) in net assets
      resulting from operations .................          1,024          (3,072)         59,568          90,896          71,566

  Changes from principal transactions:
    Purchase payments ...........................             77          33,542          56,281          94,650           8,846
    Contract distributions and terminations .....         (1,399)        (13,124)        (11,518)        (11,971)        (21,244)
    Transfer payments from (to) Fixed Accounts
      and other Divisions .......................           (325)         (6,161)         21,844          26,607          (8,510)
    Addition to assets retained in the Account by
      Golden American Life Insurance Company ....             --               1               3               2               3
                                                     ----------------------------------------------------------------------------
    Increase (decrease) in net assets derived
      from principal transactions ...............         (1,647)         14,258          66,610         109,288         (20,905)
                                                     ----------------------------------------------------------------------------
  Total increase (decrease) .....................           (623)         11,186         126,178         200,184          50,661
                                                     ----------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999 ...............         $7,084        $137,380        $197,526        $324,429        $181,345
                                                     ============================================================================



(a)      Commencement of operations, March 2, 1998.
(b)      Commencement of operations, May 8, 1998.
(c)      Commencement of operations, May 11, 1998.
(d)      Commencement of operations, October 25, 1999.
(e)      Commencement of operations, November 1, 1999.
(f)      Commencement of operations, December 3, 1999.



See accompanying notes.
                                                                 12



                                              GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                 STATEMENTS OF CHANGES IN NET ASSETS
                                   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, EXCEPT AS NOTED
                                                             (CONTINUED)
                                                       (DOLLARS IN THOUSANDS)



                                                         MID-CAP         CAPITAL                          TOTAL
                                                         GROWTH          GROWTH         RESEARCH         RETURN          GROWTH
                                                        DIVISION        DIVISION        DIVISION        DIVISION        DIVISION
                                                     ----------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1998 ...................        $20,361         $44,922         $34,402         $26,231         $23,178
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss) ................          3,991           2,904          10,068           9,099           4,697
    Net realized gain (loss) on investments .....            899             911             972             185            (807)
    Net unrealized appreciation (depreciation)
      of investments ............................          6,574           7,679          16,878           1,028          15,417
                                                     ----------------------------------------------------------------------------
    Net increase (decrease) in net assets
      resulting from operations .................         11,464          11,494          27,918          10,312          19,307

  Changes from principal transactions:
    Purchase payments ...........................         66,121         105,760         167,295         156,492          77,977
    Contract distributions and terminations .....         (3,065)         (7,503)         (6,740)         (7,889)         (3,834)
    Transfer payments from (to) Fixed Accounts
      and other Divisions .......................         21,962          24,270          60,643          42,666          26,430
    Addition to assets retained in the Account by
      Golden American Life Insurance Company ....              1               7              11              23              10
                                                     ----------------------------------------------------------------------------
    Increase (decrease) in net assets derived
      from principal transactions ...............         85,019         122,534         221,209         191,292         100,583
                                                     ----------------------------------------------------------------------------
  Total increase (decrease) .....................         96,483         134,028         249,127         201,604         119,890
                                                     ----------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1998 ...............        116,844         178,950         283,529         227,835         143,068

INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss) ................         40,271          18,209           2,922           8,500           6,048
    Net realized gain (loss) on investments .....         27,166           3,969           2,750             531          46,796
    Net unrealized appreciation (depreciation)
      of investments ............................        122,970          50,167          99,090          (4,991)        324,922
                                                     ----------------------------------------------------------------------------
    Net increase (decrease) in net assets
      resulting from operations .................        190,407          72,345         104,762           4,040         377,766

  Changes from principal transactions:
    Purchase payments ...........................        167,461         158,765         232,103         191,000         444,759
    Contract distributions and terminations .....        (15,116)        (16,970)        (24,594)        (22,055)        (28,748)
    Transfer payments from (to) Fixed Accounts
      and other Divisions .......................         79,613          37,151          40,954          54,551         268,657
    Addition to assets retained in the Account by
      Golden American Life Insurance Company ....              6               5               6               9               8
                                                     ----------------------------------------------------------------------------
    Increase (decrease) in net assets derived
      from principal transactions ...............        231,964         178,951         248,469         223,505         684,676
                                                     ----------------------------------------------------------------------------
  Total increase (decrease) .....................        422,371         251,296         353,231         227,545       1,062,442
                                                     ----------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999 ...............       $539,215        $430,246        $636,760        $455,380      $1,205,510
                                                     ============================================================================



(a)      Commencement of operations, March 2, 1998.
(b)      Commencement of operations, May 8, 1998.
(c)      Commencement of operations, May 11, 1998.
(d)      Commencement of operations, October 25, 1999.
(e)      Commencement of operations, November 1, 1999.
(f)      Commencement of operations, December 3, 1999.


See accompanying notes.
                                                                 13



                                          GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                   SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS
                             FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, EXCEPT AS NOTED
                                                       (CONTINUED)
                                                  (DOLLARS IN THOUSANDS)



                                                                                                          PIMCO          PIMCO
                                                          GLOBAL                                          HIGH         STOCKSPLUS
                                                           FIXED        DEVELOPING        GROWTH          YIELD        GROWTH AND
                                                          INCOME          WORLD        OPPORTUNITIES      BOND           INCOME
                                                         DIVISION       DIVISION(a)     DIVISION(a)    DIVISION(c)     DIVISION(b)
                                                       ----------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1998 ...................           $206              --              --              --              --
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss) ................            174            $(22)            $(8)           $817            $814
    Net realized gain (loss) on investments .....            216            (266)           (235)           (318)            (97)
    Net unrealized appreciation (depreciation)
      of investments ............................             --             149             349             (18)          4,255
                                                       ---------------------------------------------------------------------------
    Net increase (decrease) in net assets
      resulting from operations .................            390            (139)            106             481           4,972

  Changes from principal transactions:
    Purchase payments ...........................          5,820           2,757           4,097          32,399          29,368
    Contract distributions and terminations .....           (219)            (34)            (45)           (912)           (361)
    Transfer payments from (to) Fixed Accounts
      and other Divisions .......................          3,331           1,928             (27)         14,150          17,822
    Addition to assets retained in the Account by
      Golden American Life Insurance Company ....             --              --              --              --               1
                                                       ---------------------------------------------------------------------------
    Increase (decrease) in net assets derived
      from principal transactions ...............          8,932           4,651           4,025          45,637          46,830
                                                       ---------------------------------------------------------------------------
  Total increase (decrease) .....................          9,322           4,512           4,131          46,118          51,802
                                                       ---------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1998 ...............          9,528           4,512           4,131          46,118          51,802

INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss) ................             81           1,125             193           6,684          16,907
    Net realized gain (loss) on investments .....           (939)          2,134             732            (974)          4,397
    Net unrealized appreciation (depreciation)
      of investments ............................           (662)          7,506             111          (4,721)          1,944
                                                       ---------------------------------------------------------------------------
    Net increase (decrease) in net assets
      resulting from operations .................         (1,520)         10,765           1,036             989          23,248

  Changes from principal transactions:
    Purchase payments ...........................         10,947          14,639           1,833          73,017         122,580
    Contract distributions and terminations .....         (1,341)           (740)           (256)         (6,247)         (5,161)
    Transfer payments from (to) Fixed Accounts
      and other Divisions .......................          3,644          22,497             (81)         32,181          28,758
    Addition to assets retained in the Account by
      Golden American Life Insurance Company ....             --              --              --               1               3
                                                       ---------------------------------------------------------------------------
    Increase (decrease) in net assets derived
      from principal transactions ...............         13,250          36,396           1,496          98,952         146,180
                                                       ---------------------------------------------------------------------------
  Total increase (decrease) .....................         11,730          47,161           2,532          99,941         169,428
                                                       ---------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999 ...............        $21,258         $51,673          $6,663        $146,059        $221,230
                                                       ===========================================================================


(a)      Commencement of operations, March 2, 1998.
(b)      Commencement of operations, May 8, 1998.
(c)      Commencement of operations, May 11, 1998.
(d)      Commencement of operations, October 25, 1999.
(e)      Commencement of operations, November 1, 1999.
(f)      Commencement of operations, December 3, 1999.



See accompanying notes.
                                                                 14



                                          GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                   SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS
                             FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, EXCEPT AS NOTED
                                                       (CONTINUED)
                                                  (DOLLARS IN THOUSANDS)



                                                                          SMITH          SMITH            SMITH          SMITH
                                                                          BARNEY         BARNEY           BARNEY         BARNEY
                                                                           HIGH         LARGE CAP      INTERNATIONAL     MONEY
                                                        APPRECIATION      INCOME         VALUE            EQUITY         MARKET
                                                          DIVISION       DIVISION       DIVISION         DIVISION       DIVISION
                                                       ---------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1998 ...................           $263            $209            $215             $96            $181
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss) ................             30              36              14              (3)             14
    Net realized gain (loss) on investments .....              3               8               2              (1)             --
    Net unrealized appreciation (depreciation)
      of investments ............................             52             (66)              3              (2)             --
                                                       ---------------------------------------------------------------------------
    Net increase (decrease) in net assets
      resulting from operations .................             85             (22)             19              (6)             14

  Changes from principal transactions:
    Purchase payments ...........................            595             530             429             178             565
    Contract distributions and terminations .....            (21)            (15)             (5)             (4)            (25)
    Transfer payments from (to) Fixed Accounts
      and other Divisions .......................             52             104              43              62            (417)
    Addition to assets retained in the Account by
      Golden American Life Insurance Company ....             --              --              --              --              --
                                                       ---------------------------------------------------------------------------
    Increase (decrease) in net assets derived
      from principal transactions ...............            626             619             467             236             123
                                                       ---------------------------------------------------------------------------
  Total increase (decrease) .....................            711             597             486             230             137
                                                       ---------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1998 ...............            974             806             701             326             318

INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss) ................              7              43              19              (4)              8
    Net realized gain (loss) on investments .....             23             (48)             10              20              --
    Net unrealized appreciation (depreciation)
      of investments ............................             76              10             (47)            214              --
                                                       ---------------------------------------------------------------------------
    Net increase (decrease) in net assets
      resulting from operations .................            106               5             (18)            230               8

  Changes from principal transactions:
    Purchase payments ...........................             40               3              42              18             210
    Contract distributions and terminations .....           (149)            (77)            (59)             (5)            (11)
    Transfer payments from (to) Fixed Accounts
      and other Divisions .......................             12            (190)            (23)            (32)             54
    Addition to assets retained in the Account by
      Golden American Life Insurance Company ....             --              --              --              --              --
                                                       ---------------------------------------------------------------------------
    Increase (decrease) in net assets derived
      from principal transactions ...............            (97)           (264)            (40)            (19)            253
                                                       ---------------------------------------------------------------------------
  Total increase (decrease) .....................              9            (259)            (58)            211             261
                                                       ---------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999 ...............           $983            $547            $643            $537            $579
                                                       ===========================================================================



(a)      Commencement of operations, March 2, 1998.
(b)      Commencement of operations, May 8, 1998.
(c)      Commencement of operations, May 11, 1998.
(d)      Commencement of operations, October 25, 1999.
(e)      Commencement of operations, November 1, 1999.
(f)      Commencement of operations, December 3, 1999.



See accompanying notes.
                                                                 15



                                          GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                    SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS
                             FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, EXCEPT AS NOTED
                                                       (CONTINUED)
                                                  (DOLLARS IN THOUSANDS)


                                                                                                                HIGH
                                                      INTERNATIONAL     ASSET                   GROWTH &      QUALITY
                                                          EQUITY      ALLOCATION     EQUITY      INCOME         BOND
                                                         DIVISION     DIVISION(e)  DIVISION(e)  DIVISION(d)  DIVISION(f)  COMBINED
                                                     -------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1998 .....................       $1,981            --           --           --           --    $1,604,271
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss) ..................         (179)           --           --           --           --       125,356
    Net realized gain (loss) on investments .......         (556)           --           --           --           --        22,265
    Net unrealized appreciation (depreciation)
      of investments ..............................        1,647            --           --           --           --        39,447
                                                     -------------------------------------------------------------------------------
    Net increase (decrease) in net assets
      resulting from operations ...................          912            --           --           --           --       187,068

  Changes from principal transactions:
    Purchase payments .............................       41,775            --           --           --           --     1,536,754
    Contract distributions and terminations .......         (940)           --           --           --           --      (247,928)
    Transfer payments from (to) Fixed Accounts
      and other Divisions .........................        6,037            --           --           --           --       237,766
    Addition to assets retained in the Account by
     Golden American Life Insurance Company .......           --            --           --           --           --           274
                                                     -------------------------------------------------------------------------------
    Increase (decrease) in net assets derived
      from principal transactions .................       46,872            --           --           --           --     1,526,866
                                                     -------------------------------------------------------------------------------
  Total increase (decrease) .......................       47,784            --           --           --           --     1,713,934
                                                     -------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1998 .................       49,765            --           --           --           --     3,318,205

INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss) ..................          (48)           $2           $7           $1           --       255,284
    Net realized gain (loss) on investments .......       30,975            --           --           --          $(1)      235,776
    Net unrealized appreciation (depreciation)
      of investments ..............................       24,199             1            5            2           --       828,093
                                                     -------------------------------------------------------------------------------
    Net increase (decrease) in net assets
      resulting from operations ...................       55,126             3           12            3           (1)    1,319,153

  Changes from principal transactions:
    Purchase payments .............................       55,479           127          281           98          127     2,706,971
    Contract distributions and terminations .......       (3,729)           --           --           --           (4)     (545,597)
    Transfer payments from (to) Fixed Accounts
      and other Divisions .........................       18,928             3            4            6          (95)      644,573
    Addition to assets retained in the Account by
      Golden American Life Insurance Company ......           --            --           --           --           --           106
                                                     -------------------------------------------------------------------------------
    Increase (decrease) in net assets derived
      from principal transactions .................       70,678           130          285          104           28     2,806,053
                                                     -------------------------------------------------------------------------------
  Total increase (decrease) .......................      125,804           133          297          107           27     4,125,206
                                                     -------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999 .................     $175,569          $133         $297         $107          $27    $7,443,411
                                                     ===============================================================================



(a)      Commencement of operations, March 2, 1998.
(b)      Commencement of operations, May 8, 1998.
(c)      Commencement of operations, May 11, 1998.
(d)      Commencement of operations, October 25, 1999.
(e)      Commencement of operations, November 1, 1999.
(f)      Commencement of operations, December 3, 1999.



See accompanying notes.
                                                                 16

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT B
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 1 - ORGANIZATION
Golden American Life Insurance Company Separate Account B (the "Account") was established by Golden American Life Insurance Company ("Golden American") to support the operations of variable annuity contracts ("Contracts"). Golden American is primarily engaged in the issuance of variable insurance products and is licensed as a life insurance company in the District of Columbia and all states except New York. The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. Golden American provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the Golden American Guaranteed Interest Division, the Golden American Fixed Interest Division, and the Fixed Separate Account, which are not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be chargeable with liabilities arising out of any other business Golden American may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of Golden American. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of Golden American.

During 1999, the Account had GoldenSelect Contracts and Granite PrimElite Contracts. GoldenSelect Contracts sold by Golden American during 1999 include DVA 100, DVA Series 100, DVA Plus, Access, Premium Plus, ESII, and Value. During 1999, the Account had GoldenSelect Contracts (DVA 80) which were no longer being sold.

At December 31, 1999, the Account had, under GoldenSelect Contracts, thirty-one investment divisions: Liquid Asset, Limited Maturity Bond, Hard Assets, All-Growth, Real Estate, Fully Managed, Equity Income (formerly Multiple Allocation), Capital Appreciation, Rising Dividends, Emerging Markets, Market Manager, Value Equity, Strategic Equity, Small Cap, Managed Global, Mid-Cap Growth, Capital Growth (formerly Growth & Income), Research, Total Return, Growth (formerly Value + Growth), Global Fixed Income, Developing World, Growth Opportunities, PIMCO High Yield Bond, PIMCO StocksPLUS Growth and Income, International Equity, Asset Allocation, Equity, Growth & Income, and High Quality Bond Divisions ("Divisions"). The Account also had, under Granite PrimElite Contracts, eight investments divisions: Mid-Cap Growth, Research, Total Return, Appreciation, Smith Barney High Income, Smith Barney Large Cap Value, Smith Barney International Equity, and Smith Barney Money Market Divisions (collectively with the divisions noted above, "Divisions"). The assets in each Division are invested in shares of a designated series ("Series," which may also be referred to as "Portfolio") of mutual funds, The GCG Trust, PIMCO Variable Insurance Trust, Greenwich Street Series Fund Inc., Travelers Series Fund Inc., Warburg Pincus Trust, or The Galaxy VIP Fund (the "Trusts"). The Account also includes The Fund For Life Division, which is not included in the accompanying financial statements, and which ceased to accept new Contracts effective December 31, 1994.

Prior to August 14, 1998, the Account also had certain investment divisions available from the Equi-Select Series Trust. In an effort to consolidate operations, Golden American requested permission from the Securities and Exchange Commission ("SEC") to substitute shares of each Portfolio of the Equi-Select Series Trust with shares of a similar Series of The GCG Trust. On August 14, 1998, after approval from the SEC, shares of each Portfolio of the Equi-Select Series Trust were substituted with shares of a similar Series of The GCG Trust. The consolidation resulted in the following Series being substituted from The GCG Trust:

   Equi-Select Series Trust                  The GCG Trust
     Investment Division                   Investment Division
-------------------------------  ----------------------------------------------

International Fixed Income           Global Fixed Income
OTC                                  Mid-Cap Growth
Research                             Research
Total Return                         Total Return
Value + Growth                       Growth (formerly Value + Growth)
Growth & Income                      Capital Growth (formerly Growth & Income)

The Market Manager Division was open for investment for only a brief period during 1994 and 1995. This Division is now closed and Contractowners are not permitted to direct their investments into this Division.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
The  following  is a  summary  of the  significant  accounting  policies  of the
Account:

USE OF ESTIMATES: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS: Investments are made in shares of a Series or Portfolio of the Trusts and are valued at the net asset value per share of the respective Series or Portfolio of the Trusts. Investment transactions in each Series or Portfolio of the Trusts are recorded on the trade date. Distributions of net investment income and capital gains from each Series or Portfolio of the Trusts are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Series or Portfolio of the Trusts are determined on the specific identification basis.

FEDERAL INCOME TAXES: Operations of the Account form a part of, and are taxed with, the total operations of Golden American which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of Golden American.

NOTE 3 - CHARGES AND FEES

DVA Plus, Access, and the Premium Plus each have three different death benefit options referred to as Standard, Annual Ratchet, and 7% Solution; however, in the state of Washington, the 5.5% Solution is offered instead of the 7% Solution. Granite PrimElite has two death benefit options referred to as Standard and Annual Ratchet. Golden American discontinued external sales of DVA 80 in May 1991. Golden American has also discontinued external sales of DVA 100. Under the terms of the Contract, certain charges are allocated to the Contracts to cover Golden American's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

MORTALITY AND EXPENSE RISK CHARGES: Golden American assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges deducted at annual rates to cover these risks follows:

    SERIES                                                       ANNUAL RATES
    ---------                                                    ------------
    DVA 80..................................................          0.80%
    DVA 100.................................................          0.90
    DVA Series 100..........................................          1.25
    DVA Plus - Standard.....................................          1.10
    DVA Plus - Annual Ratchet...............................          1.25
    DVA Plus - 5.5% Solution................................          1.25
    DVA Plus - 7% Solution..................................          1.40
    Access - Standard.......................................          1.25
    Access - Annual Ratchet.................................          1.40
    Access - 5.5% Solution..................................          1.40
    Access - 7% Solution....................................          1.55
    Premium Plus - Standard.................................          1.25
    Premium Plus - Annual Ratchet...........................          1.40
    Premium Plus - 5.5% Solution............................          1.40
    Premium Plus - 7% Solution..............................          1.55
    ESII....................................................          1.25
    Granite PrimElite - Standard............................          1.10
    Granite PrimElite - Annual Ratchet......................          1.25
    Value...................................................          0.75

ASSET BASED ADMINISTRATIVE CHARGES: A daily charge at an annual rate of 0.10% is deducted from assets attributable to DVA 100 and DVA Series 100 Contracts. A daily charge at an annual rate of 0.15% is deducted from the assets attributable to the DVA Plus, Access, Premium Plus, ESII, Value, and Granite PrimElite Contracts.

ADMINISTRATIVE CHARGES: An administrative charge is deducted from the accumulation value of Deferred Annuity Contracts to cover ongoing administrative expenses. The charge is $30 per Contract year for ES II and Value contracts. For all other Contracts the charge is $40. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period. This charge had been waived for certain offerings of the Contracts.

MINIMUM DEATH BENEFIT GUARANTEE CHARGES: For certain Contracts, a minimum death benefit guarantee charge of up to $1.20 per $1,000 of guaranteed death benefit per Contract year is deducted from the accumulation value of Deferred Annuity Contracts on each Contract anniversary date.

CONTINGENT DEFERRED SALES CHARGES: Under DVA Plus, Premium Plus, ES II, Value, and Granite PrimElite Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken. The following table reflects the surrender charge that is assessed based upon the date a premium payment is received.


      Complete Years Elapsed
      Since Premium Payment                                              Surrender Charge
--------------------------------------------------------------------------------------------------------------------------------
                                      DVA PLUS        PREMIUM PLUS          ES II              VALUE         GRANITE PRIMELITE
                                      --------        ------------          -----              -----         -----------------
              0.............              7%               8%                 8%                 6%                  7%
              1.............              7                8                  7                  6                   7
              2.............              6                8                  6                  6                   6
              3.............              5                8                  5                  5                   5
              4.............              4                7                  4                  4                   4
              5.............              3                6                  3                  3                   3
              6.............              1                5                  2                  1                   1
              7.............             --                3                  1                 --                  --
              8.............             --                1                 --                 --                  --
              9+............             --               --                 --                 --                  --


OTHER CONTRACT CHARGES: Under DVA 80, DVA 100, and DVA Series 100 Contracts, a charge is deducted from the accumulation value for Contracts taking more than one conventional partial withdrawal during a Contract year. For DVA 80 and DVA 100 Contracts, annual distribution fees are deducted from the Contract accumulation values.

DEFERRED SALES LOAD: Under Contracts offered prior to October 1995, a sales load of up to 7.5 % was assessed against each premium payment for sales-related expenses as specified in the Contracts. For DVA Series 100, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA 100 Contracts, although the sales load is chargeable to each premium when it is received by Golden American, the amount of such charge is initially advanced by Golden American to Contractowners and included in the accumulation value and then deducted in equal installments on each Contract anniversary date over a period of six years. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

PREMIUM TAXES: For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depend on the annuitant's state of residence and currently ranges up to 3.5% of premiums.

FEES WAIVED BY GOLDEN AMERICAN: Certain charges and fees for various types of Contracts are currently waived by Golden American. Golden American reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

A summary of the net assets retained in the Account, representing the unamortized deferred sales load and premium taxes advanced by Golden American previously noted, follows:

                                                                         YEAR ENDED DECEMBER 31
                                                              --------------------------------------------
                                                                      1999                    1998
                                                              --------------------     -------------------
                                                                         (DOLLARS IN THOUSANDS)

Balance at beginning of year............................                $9,003                 $17,009
Sales load advanced.....................................                   105                     274
Amortization of deferred sales load and premium tax.....                (6,015)                 (8,280)
                                                              --------------------     -------------------
Balance at end of year..................................                $3,093                  $9,003
                                                              ====================     ===================

NOTE 4 - PURCHASES AND SALES OF INVESTMENT SECURITIES
The aggregate cost of purchases and proceeds from sales of investments follows:

                                                                                     YEAR ENDED DECEMBER 31
                                                                ----------------------------------------------------------------
                                                                            1999                              1998
                                                                ----------------------------     -------------------------------
                                                                  PURCHASES       SALES              PURCHASES         SALES
                                                                ----------------------------     -------------------------------
                                                                                     (DOLLARS IN THOUSANDS)
The GCG Trust:
     Liquid Asset Series..................................       $1,632,496    $1,285,868              $570,537        $452,115
     Limited Maturity Bond Series.........................           81,290        30,122                71,742          22,970
     Hard Assets Series...................................           41,433        38,490                17,730          17,975
     All-Growth Series....................................           46,095        36,607                16,647          13,146
     Real Estate Series...................................           20,497        27,401                29,007          13,733
     Fully Managed Series.................................           68,756        23,879                83,688           7,148
     Equity Income Series.................................           70,767        43,280                52,037          32,159
     Capital Appreciation Series..........................          148,975        33,036                83,259          17,034
     Rising Dividends Series..............................          261,711        22,554               270,955           7,361
     Emerging Markets Series..............................            9,244        12,838                 2,644           7,107
     Market Manager Series................................            1,084         1,813                   342             292
     Value Equity Series..................................           43,808        28,137                58,297           6,136
     Strategic Equity Series..............................           90,233        24,704                31,008           5,375
     Small Cap Series.....................................          225,813       110,509                63,182           9,735
     Managed Global Series................................          178,228       176,669                41,119          39,355
     Mid-Cap Growth Series................................          391,543       119,357                97,494           8,444
     Capital Growth Series................................          220,384        23,307               132,350           6,850
     Research Series......................................          270,703        19,426               237,915           6,540
     Total Return Series..................................          236,379         4,467               202,032           1,560
     Growth Series........................................          860,731       170,066               119,241          13,912
     Global Fixed Income Series...........................           26,185        12,857                14,270           5,161
     Developing World Series..............................           58,318        20,799                 7,293           2,662
     Growth Opportunities Series..........................            7,288         5,600                 7,214           3,196
PIMCO Variable Insurance Trust:
     PIMCO High Yield Bond Portfolio......................          124,005        18,385                52,726           6,256
     PIMCO StocksPLUS Growth and Income Portfolio.........          188,819        25,749                49,898           2,237
Greenwich Street Series Fund Inc.:
     Appreciation Portfolio...............................              111           202                   739              82
Travelers Series Fund Inc.:
     Smith Barney High Income Portfolio...................               98           320                   878             222
     Smith Barney Large Cap Value Portfolio...............              167           189                   513              32
     Smith Barney International Equity Portfolio..........               44            67                   245              12
     Smith Barney Money Market Portfolio..................              483           222                   630             494
Warburg Pincus Trust:
     International Equity Portfolio.......................          696,223       625,613               370,938         324,226
The Galaxy VIP Fund:
     Asset Allocation Portfolio...........................              141             9                    --              --
     Equity Portfolio.....................................              292            --                    --              --
     Growth & Income Portfolio............................              105            --                    --              --
     High Quality Bond Portfolio..........................              127            99                    --              --
                                                                ----------------------------------------------------------------
COMBINED..................................................       $6,002,576    $2,942,641            $2,686,570      $1,033,527
                                                                ================================================================



                                                                 20

NOTE 5 - SUMMARY OF CHANGES FROM UNIT TRANSACTIONS
Contractowners' transactions shown in the following table reflect gross inflows ("Purchases") and outflows ("Sales") in units for each Division. The activity includes Contractowners electing to update a DVA 100 or DVA Series 100 Contract to a DVA PLUS Contract. Updates to DVA PLUS Contracts resulted in both a sale (surrender of the old Contract) and a purchase (acquisition of the new
Contract). All of the purchases transactions for the Market Manager Division resulted from such updates.

                                                                                 YEAR ENDED DECEMBER 31
                                                       ---------------------------------------------------------------------------
                                                                      1999                                     1998
                                                       ----------------------------------       ----------------------------------
                                                           PURCHASES          SALES                PURCHASES           SALES
                                                       ----------------------------------       ----------------------------------
Liquid Asset Division............................          124,478,649       101,109,842            46,713,872       38,496,936
Limited Maturity Bond Division...................            6,043,778         3,110,174             5,263,273        2,390,944
Hard Assets Division.............................            2,900,594         2,714,660             1,390,271        1,503,254
All-Growth Division..............................            1,593,344         2,299,652             1,876,296        1,557,867
Real Estate Division.............................            1,107,500         1,561,932             1,269,259        1,003,769
Fully Managed Division...........................            3,844,658         2,421,187             4,432,536        1,393,191
Equity Income Division...........................            4,105,827         3,799,977             2,439,316        2,628,892
Capital Appreciation Division....................            6,021,915         3,037,582             3,704,327        1,712,022
Rising Dividends Division........................           12,519,925         3,029,038            13,285,423        1,798,264
Emerging Markets Division........................            1,467,567         1,902,732               737,697        1,279,884
Market Manager Division..........................                  435            75,755                16,579           26,443
Value Equity Division............................            2,852,986         2,154,579             3,639,566          936,377
Strategic Equity Division........................            6,344,054         2,305,045             2,329,825          828,876
Small Cap Division...............................           14,347,399         8,174,181             5,737,867        1,727,666
Managed Global Division..........................            9,633,015        10,824,049             3,637,963        3,808,355
Mid-Cap Growth Division..........................           14,316,514         5,846,579             5,201,859        1,073,702
Capital Growth Division..........................           12,561,878         2,575,149             8,700,243        1,061,928
Research Division................................           12,204,579         1,771,319            11,776,149        1,145,700
Total Return Division............................           13,447,324           976,323            11,841,572          542,519
Growth Division..................................           46,544,853        13,013,005             8,862,606        1,834,396
Global Fixed Income Division.....................            2,406,215         1,322,576             1,199,981          486,199
Developing World Division........................            6,615,294         2,774,781             1,034,819          414,729
Growth Opportunities Division....................              726,528           570,950               801,993          373,469
PIMCO High Yield Bond Division...................           12,707,468         2,989,676             5,575,890          995,489
PIMCO StocksPLUS Growth and
   Income Division...............................           15,418,741         3,191,901             5,235,676          567,893
Appreciation Division............................                5,856            11,558                45,518            5,062
Smith Barney High Income Division................                3,730            23,271                59,777           15,706
Smith Barney Large Cap Value Division............                6,907             9,522                25,818            1,496
Smith Barney International Equity Division.......                2,838             2,934                13,627              659
Smith Barney Money Market Division...............               40,398            19,082                55,074           43,687
International Equity Division....................           63,405,114        56,947,666            34,755,360       31,779,305
Asset Allocation Division........................               13,289               844                    --               --
Equity Division..................................               26,039               835                    --               --
Growth & Income Division.........................               11,266             1,139                    --               --
High Quality Bond Division.......................               12,671             9,915                    --               --
                                                       ----------------------------------       ----------------------------------
COMBINED.........................................          397,739,148       240,579,410           191,660,032      101,434,679
                                                       ==================================       ==================================

NOTE 6 - NET ASSETS
Investments at net asset value less the payable to Golden American for charges and fees at December 31, 1999 consisted of the following:

                                                          LIMITED
                                           LIQUID         MATURITY         HARD           ALL-             REAL             FULLY
                                            ASSET           BOND          ASSETS         GROWTH           ESTATE           MANAGED
                                          DIVISION        DIVISION       DIVISION       DIVISION         DIVISION         DIVISION
                                        --------------------------------------------------------------------------------------------
                                                                         (DOLLARS IN THOUSANDS)
Unit transactions..................        $506,425        $133,838        $30,475        $47,531         $41,701          $197,026
Accumulated net investment
   income (loss) and net realized
   gain (loss) on investments......          15,901          20,765          7,443         47,182          29,154            68,682
Net unrealized appreciation
   (depreciation) of investments...              --          (4,202)         1,011         51,150         (15,178)            1,510
                                        --------------------------------------------------------------------------------------------
                                           $522,326        $150,401        $38,929       $145,863         $55,677          $267,218
                                        ============================================================================================

                                            EQUITY        CAPITAL          RISING        EMERGING         MARKET           VALUE
                                            INCOME      APPRECIATION      DIVIDENDS      MARKETS          MANAGER          EQUITY
                                           DIVISION       DIVISION        DIVISION       DIVISION        DIVISION         DIVISION
                                        --------------------------------------------------------------------------------------------
                                                                         (DOLLARS IN THOUSANDS)
Unit transactions..................        $138,807        $225,256       $624,736        $43,209            $595          $123,500
Accumulated net investment
   income (loss) and net realized
   gain (loss) on investments......         158,214         124,915         49,066        (15,866)          3,964            20,094
Net unrealized appreciation
   (depreciation) of investments...         (25,737)         51,796        139,292          8,129           2,525            (6,214)
                                        --------------------------------------------------------------------------------------------
                                           $271,284        $401,967       $813,094        $35,472          $7,084          $137,380
                                        ============================================================================================

                                           STRATEGIC        SMALL          MANAGED       MID-CAP           CAPITAL
                                            EQUITY           CAP           GLOBAL         GROWTH            GROWTH         RESEARCH
                                           DIVISION        DIVISION       DIVISION       DIVISION          DIVISION        DIVISION
                                        --------------------------------------------------------------------------------------------
                                                                         (DOLLARS IN THOUSANDS)
Unit transactions..................        $128,188        $212,831        $69,455       $335,683           $341,923       $502,872
Accumulated net investment
   income (loss) and net realized
   gain (loss) on investments......          12,978          36,216         85,339         73,201             29,228         17,532
Net unrealized appreciation
   (depreciation) of investments...          56,360          75,382         26,551        130,331             59,095        116,356
                                        --------------------------------------------------------------------------------------------
                                           $197,526        $324,429       $181,345       $539,215           $430,246       $636,760
                                        ============================================================================================

                                                                                                                            PIMCO
                                                                           GLOBAL                                           HIGH
                                             TOTAL                          FIXED       DEVELOPING         GROWTH           YIELD
                                            RETURN          GROWTH         INCOME          WORLD        OPPORTUNITIES        BOND
                                           DIVISION        DIVISION       DIVISION       DIVISION         DIVISION        DIVISION
                                        --------------------------------------------------------------------------------------------
                                                                         (DOLLARS IN THOUSANDS)
Unit transactions..................        $439,911        $809,489        $22,390        $41,047            $5,521        $144,589
Accumulated net investment
   income (loss) and net realized
   gain (loss) on investments......          19,020          57,112           (460)         2,971               682           6,209
Net unrealized appreciation
   (depreciation) of investments...          (3,551)        338,909           (672)         7,655               460          (4,739)
                                        --------------------------------------------------------------------------------------------
                                           $455,380      $1,205,510        $21,258        $51,673            $6,663        $146,059
                                        ============================================================================================



                                                                 22


                                              PIMCO                            SMITH         SMITH           SMITH          SMITH
                                            STOCKSPLUS                         BARNEY        BARNEY          BARNEY         BARNEY
                                            GROWTH AND                          HIGH        LARGE CAP    INTERNATIONAL      MONEY
                                              INCOME         APPRECIATION      INCOME         VALUE          EQUITY         MARKET
                                             DIVISION          DIVISION       DIVISION       DIVISION       DIVISION       DIVISION
                                         -------------------------------------------------------------------------------------------
                                                                           (DOLLARS IN THOUSANDS)
Unit transactions...................          $193,010             $785          $561           $636             $318          $557
Accumulated net investment
   income (loss) and net realized
   gain (loss) on investments.......            22,021               79            39             44               12            22
Net unrealized appreciation
   (depreciation) of investments....             6,199              119           (53)           (37)             207            --
                                         -------------------------------------------------------------------------------------------
                                              $221,230             $983          $547           $643             $537          $579
                                         ===========================================================================================

                                           INTERNATIONAL        ASSET                       GROWTH &     HIGH QUALITY
                                              EQUITY          ALLOCATION      EQUITY         INCOME          BOND
                                             DIVISION          DIVISION      DIVISION       DIVISION       DIVISION      COMBINED
                                         -------------------------------------------------------------------------------------------
                                                                             (DOLLARS IN THOUSANDS)
Unit transactions...................          $119,555             $130          $285           $104           $28        $5,482,967
Accumulated net investment
   income (loss) and net realized
   gain (loss) on investments.......            30,261                2             7              1            (1)          922,029
Net unrealized appreciation
   (depreciation) of investments....            25,753                1             5              2            --         1,038,415
                                         -------------------------------------------------------------------------------------------
                                              $175,569             $133          $297           $107           $27        $7,443,411
                                         ===========================================================================================

NOTE 7 - UNIT VALUES
Accumulation unit value information for units outstanding, by Contract type, as of December 31, 1999 follows:

                                                                                                    UNIT             EXTENDED
                               DIVISION/CONTRACT                                     UNITS         VALUE               VALUE
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (IN THOUSANDS)

LIQUID ASSET
Currently payable annuity products:
   DVA 80.................................................................              2,484      $15.78                 $39
   DVA 100................................................................              3,692       15.44                  57
Contracts in accumulation period:
   DVA 80.................................................................            428,664       15.78               6,766
   DVA 100................................................................          2,108,284       15.44              32,553
   DVA Series 100.........................................................             65,836       14.85                 978
   DVA Plus - Standard....................................................            683,989       15.04              10,287
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................         13,701,797       14.79             202,706
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          7,668,618       14.55             111,594
   Access - 7% Solution, Premium Plus - 7% Solution.......................         11,002,421       14.29             157,230
   Value..................................................................              7,391       15.61                 116
                                                                                                             -------------------
                                                                                                                      522,326



                                                                 23



NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                    UNIT            EXTENDED
                               DIVISION/CONTRACT                                     UNITS         VALUE              VALUE
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (IN THOUSANDS)

LIMITED MATURITY BOND
Currently payable annuity products:
   DVA 80.................................................................              5,775      $17.82                $103
   DVA 100................................................................             13,160       17.44                 229
Contracts in accumulation period:
   DVA 80.................................................................             55,752       17.82                 994
   DVA 100................................................................          1,611,603       17.44              28,100
   DVA Series 100.........................................................             15,728       16.77                 264
   DVA Plus - Standard....................................................            279,468       17.00               4,751
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          2,938,050       16.72              49,127
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          1,835,680       16.45              30,192
   Access - 7% Solution, Premium Plus - 7% Solution.......................          2,267,799       16.15              36,630
   Value..................................................................                655       17.65                  11
                                                                                                             -------------------
                                                                                                                      150,401
HARD ASSETS
Currently payable annuity products:
   DVA 80.................................................................                 64       18.54                   1
   DVA 100................................................................              4,504       18.13                  82
Contracts in accumulation period:
   DVA 80.................................................................             47,623       18.54                 883
   DVA 100................................................................            442,621       18.13               8,025
   DVA Series 100.........................................................             21,674       17.44                 378
   DVA Plus - Standard....................................................            112,564       17.66               1,988
   DVA Plus - Annual Ratchet & 5.5% Solution, Access-
     Standard, Premium Plus - Standard, ES II.............................            355,052       17.37               6,168
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........            696,931       17.09              11,909
   Access - 7% Solution, Premium Plus - 7% Solution.......................            565,255       16.78               9,486
   Value..................................................................                497       18.33                   9
                                                                                                             -------------------
                                                                                                                       38,929





                                                                 24



NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                    UNIT            EXTENDED
                               DIVISION/CONTRACT                                     UNITS         VALUE              VALUE
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (IN THOUSANDS)
ALL-GROWTH
Currently payable annuity products:
   DVA 100................................................................             10,034      $33.33                $334
Contracts in accumulation period:
   DVA 80.................................................................             30,780       34.07               1,049
   DVA 100................................................................          1,659,536       33.33              55,306
   DVA Series 100.........................................................             17,272       32.06                 554
   DVA Plus - Standard....................................................            177,295       32.46               5,755
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................            680,978       31.93              21,744
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          1,363,281       31.41              42,819
   Access - 7% Solution, Premium Plus - 7% Solution.......................            593,365       30.85              18,302
                                                                                                             -------------------
                                                                                                                      145,863
REAL ESTATE
Currently payable annuity products:
   DVA 80.................................................................                337       22.00                   7
   DVA 100................................................................              4,675       21.52                 101
Contracts in accumulation period:
   DVA 80.................................................................             17,562       22.00                 387
   DVA 100................................................................            698,949       21.52              15,043
   DVA Series 100.........................................................              7,595       20.70                 157
   DVA Plus - Standard....................................................            136,122       20.96               2,854
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................            534,577       20.62              11,024
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........            742,363       20.28              15,059
   Access - 7% Solution, Premium Plus - 7% Solution.......................            554,454       19.92              11,045
                                                                                                             -------------------
                                                                                                                       55,677
FULLY MANAGED
Currently payable annuity products:
   DVA 80.................................................................              1,025       23.10                  24
   DVA 100................................................................             42,440       22.59                 959
Contracts in accumulation period:
   DVA 80.................................................................             55,124       23.10               1,273
   DVA 100................................................................          2,723,900       22.59              61,541
   DVA Series 100.........................................................             28,071       21.73                 610
   DVA Plus - Standard....................................................            549,088       22.01              12,084
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          2,546,588       21.65              55,126
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          3,304,306       21.29              70,358
   Access - 7% Solution, Premium Plus - 7% Solution.......................          3,118,319       20.91              65,207
   Value..................................................................              1,564       22.85                  36
                                                                                                             -------------------
                                                                                                                      267,218



                                                                 25



NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                    UNIT             EXTENDED
                               DIVISION/CONTRACT                                     UNITS         VALUE               VALUE
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (IN THOUSANDS)
EQUITY INCOME
Currently payable annuity products:
   DVA 80.................................................................             10,512      $22.91                $241
   DVA 100................................................................             54,038       22.41               1,211
Contracts in accumulation period:
   DVA 80.................................................................            217,136       22.91               4,975
   DVA 100................................................................          4,960,030       22.41             111,166
   DVA Series 100.........................................................             52,427       21.56               1,130
   DVA Plus - Standard....................................................            381,468       21.83               8,327
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          2,014,453       21.47              43,259
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          2,523,887       21.12              53,311
   Access - 7% Solution, Premium Plus - 7% Solution.......................          2,294,950       20.74              47,606
   Value..................................................................              2,555       22.66                  58
                                                                                                             -------------------
                                                                                                                      271,284
CAPITAL APPRECIATION
Currently payable annuity products:
   DVA 100................................................................             34,146       31.01               1,059
Contracts in accumulation period:
   DVA 80.................................................................             54,304       31.50               1,710
   DVA 100................................................................          3,000,104       31.01              93,047
   DVA Series 100.........................................................             29,781       30.18                 899
   DVA Plus - Standard....................................................            431,150       30.46              13,132
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          2,412,721       30.11              72,649
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          3,839,680       29.77             114,290
   Access - 7% Solution, Premium Plus - 7% Solution.......................          3,574,164       29.38             104,999
   Value..................................................................              5,832       31.26                 182
                                                                                                             -------------------
                                                                                                                      401,967
RISING DIVIDENDS
Currently payable annuity products:
   DVA 80.................................................................              2,751       26.79                  74
   DVA 100................................................................             11,516       26.46                 305
Contracts in accumulation period:
   DVA 80.................................................................             45,744       26.79               1,225
   DVA 100................................................................          3,156,396       26.46              83,505
   DVA Series 100.........................................................             62,149       25.88               1,608
   DVA Plus - Standard....................................................          1,251,144       26.07              32,623
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          7,496,161       25.83             193,646
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........         10,160,317       25.59             260,024
   Access - 7% Solution, Premium Plus - 7% Solution.......................          9,473,482       25.31             239,807
   Value..................................................................             10,416       26.62                 277
                                                                                                             -------------------
                                                                                                                      813,094




                                                                 26



NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                    UNIT            EXTENDED
                               DIVISION/CONTRACT                                     UNITS         VALUE              VALUE
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (IN THOUSANDS)

EMERGING MARKETS
Currently payable annuity products:
   DVA 100................................................................             20,476      $12.18                $249
Contracts in accumulation period:
   DVA 80.................................................................             66,912       12.34                 826
   DVA 100................................................................          1,114,771       12.18              13,583
   DVA Series 100.........................................................             19,565       11.92                 233
   DVA Plus - Standard....................................................            359,966       12.01               4,323
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................            272,783       11.90               3,246
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          1,053,099       11.79              12,412
   Access - 7% Solution, Premium Plus - 7% Solution.......................             51,466       11.66                 600
                                                                                                             -------------------
                                                                                                                       35,472
MARKET MANAGER
Contracts in accumulation period:
   DVA 100................................................................            265,157       27.61               7,320
                                                                                                             -------------------
                                                                                                                        7,320
VALUE EQUITY
Currently payable annuity products:
   DVA 80.................................................................                353       18.67                   7
   DVA 100................................................................              8,027       18.49                 148
Contracts in accumulation period:
   DVA 80.................................................................             16,820       18.67                 314
   DVA 100................................................................            642,103       18.49              11,870
   DVA Series 100.........................................................             13,030       18.16                 237
   DVA Plus - Standard....................................................            433,555       18.28               7,924
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          1,825,971       18.14              33,129
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          2,709,066       18.01              48,787
   Access - 7% Solution, Premium Plus - 7% Solution.......................          1,956,244       17.84              34,902
   Value..................................................................              3,333       18.58                  62
                                                                                                             -------------------
                                                                                                                      137,380
STRATEGIC EQUITY
Currently payable annuity products:
   DVA 100................................................................             31,558       22.27                 703
Contracts in accumulation period:
   DVA 80.................................................................             18,395       22.46                 413
   DVA 100................................................................            387,984       22.27               8,642
   DVA Series 100.........................................................              6,159       21.94                 135
   DVA Plus - Standard....................................................            455,696       22.06              10,053
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          2,450,796       21.92              53,725
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          2,655,079       21.78              57,835
   Access - 7% Solution, Premium Plus - 7% Solution.......................          3,050,564       21.61              65,934
   Value..................................................................              3,862       22.37                  86
                                                                                                             -------------------
                                                                                                                      197,526



                                                                 27



NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                    UNIT           EXTENDED
                               DIVISION/CONTRACT                                     UNITS         VALUE             VALUE
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (IN THOUSANDS)

SMALL CAP
Currently payable annuity products:
   DVA 100................................................................              3,735      $23.19                 $87
Contracts in accumulation period:
   DVA 80.................................................................             21,044       23.38                 492
   DVA 100................................................................            502,932       23.19              11,664
   DVA Series 100.........................................................             14,018       22.87                 320
   DVA Plus - Standard....................................................            453,438       22.96              10,411
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          5,053,919       22.82             115,340
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          4,514,345       22.68             102,399
   Access - 7% Solution, Premium Plus - 7% Solution.......................          3,698,983       22.55              83,400
   Value..................................................................             13,606       23.28                 316
                                                                                                             -------------------
                                                                                                                      324,429
MANAGED GLOBAL
Currently payable annuity products:
   DVA 100................................................................             11,683       24.68                 288
Contracts in accumulation period:
   DVA 80.................................................................             33,553       25.04                 840
   DVA 100................................................................          2,703,999       24.68              66,747
   DVA Series 100.........................................................             38,870       24.08                 936
   DVA Plus - Standard....................................................            605,044       24.23              14,658
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................            676,401       23.97              16,211
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          3,306,922       23.71              78,402
   Access - 7% Solution, Premium Plus - 7% Solution.......................            139,357       23.42               3,263
                                                                                                             -------------------
                                                                                                                      181,345
MID-CAP GROWTH
Contracts in accumulation period:
   DVA 80.................................................................              5,425       40.92                 222
   DVA 100................................................................            328,684       40.50              13,310
   DVA Series 100.........................................................              9,549       39.75                 380
   DVA Plus - Standard....................................................            287,598       39.97              11,494
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          4,873,150       39.59             192,951
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          3,717,260       39.34             146,221
   Granite PrimElite - Standard...........................................              3,692       39.97                 148
   Granite PrimElite - Annual Ratchet.....................................             27,138       39.59               1,075
   Access - 7% Solution, Premium Plus - 7% Solution.......................          4,433,019       39.02             172,992
   Value..................................................................             10,373       40.71                 422
                                                                                                             -------------------
                                                                                                                      539,215



                                                                 28



NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                    UNIT           EXTENDED
                               DIVISION/CONTRACT                                     UNITS         VALUE             VALUE
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (IN THOUSANDS)

CAPITAL GROWTH
Contracts in accumulation period:
   DVA 80.................................................................              3,348      $21.54                 $72
   DVA 100................................................................            390,759       21.38               8,354
   DVA Series 100.........................................................             11,902       21.10                 251
   DVA Plus - Standard....................................................            598,663       21.18              12,678
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          5,870,532       21.06             123,629
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          6,210,698       20.94             130,038
   Access - 7% Solution, Premium Plus - 7% Solution.......................          7,450,249       20.82             155,103
   Value..................................................................              5,650       21.46                 121
                                                                                                             -------------------
                                                                                                                      430,246

RESEARCH
Contracts in accumulation period:
   DVA 80.................................................................              6,633       28.93                 192
   DVA 100................................................................            431,562       28.62              12,353
   DVA Series 100.........................................................             18,345       28.10                 515
   DVA Plus - Standard....................................................            565,925       28.25              15,988
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          6,431,948       28.04             180,345
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          7,240,463       27.80             201,318
   Granite PrimElite - Standard...........................................              2,544       28.25                  72
   Granite PrimElite - Annual Ratchet.....................................             37,387       28.04               1,048
   Access - 7% Solution, Premium Plus - 7% Solution.......................          8,143,207       27.58             224,622
   Value..................................................................             10,661       28.78                 307
                                                                                                             -------------------
                                                                                                                      636,760

TOTAL RETURN
Contracts in accumulation period:
   DVA 80.................................................................              9,043       18.64                 168
   DVA 100................................................................            399,197       18.44               7,361
   DVA Series 100.........................................................              5,119       18.10                  93
   DVA Plus - Standard....................................................            831,642       18.20              15,135
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          8,274,089       18.06             149,429
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          6,739,205       17.91             120,710
   Granite PrimElite - Standard...........................................              4,770       18.20                  87
   Granite PrimElite - Annual Ratchet.....................................             33,383       18.06                 603
   Access - 7% Solution, Premium Plus - 7% Solution.......................          9,101,947       17.77             161,738
   Value..................................................................              3,045       18.54                  56
                                                                                                             -------------------
                                                                                                                      455,380



                                                                 29



NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                    UNIT           EXTENDED
                               DIVISION/CONTRACT                                     UNITS         VALUE             VALUE
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (IN THOUSANDS)

GROWTH
Contracts in accumulation period:
   DVA 80.................................................................             47,480      $29.27              $1,390
   DVA 100................................................................            818,663       29.05              23,785
   DVA Series 100.........................................................             28,942       28.67                 830
   DVA Plus - Standard....................................................            758,379       28.78              21,827
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................         14,289,972       28.62             408,990
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........         11,168,535       28.46             317,801
   Access - 7% Solution, Premium Plus - 7% Solution.......................         15,200,894       28.29             430,081
   Value..................................................................             27,642       29.16                 806
                                                                                                             -------------------
                                                                                                                    1,205,510
GLOBAL FIXED INCOME
Contracts in accumulation period:
   DVA 100................................................................             24,119       12.04                 291
   DVA Plus - Standard....................................................             35,081       11.88                 417
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................            753,003       11.79               8,880
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........            382,609       11.70               4,475
   Access - 7% Solution, Premium Plus - 7% Solution.......................            619,047       11.60               7,183
   Value..................................................................                982       12.11                  12
                                                                                                             -------------------
                                                                                                                       21,258
DEVELOPING WORLD
Contracts in accumulation period:
   DVA 80.................................................................                390       11.74                   5
   DVA 100................................................................             21,139       11.70                 247
   DVA Series 100.........................................................             27,991       11.64                 326
   DVA Plus - Standard....................................................                683       11.62                   8
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          2,133,907       11.61              24,775
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........            926,115       11.58              10,722
   Access - 7% Solution, Premium Plus - 7% Solution.......................          1,344,878       11.54              15,526
   Value..................................................................              5,500       11.72                  64
                                                                                                             -------------------
                                                                                                                       51,673
GROWTH OPPORTUNITIES
Contracts in accumulation period:
   DVA 100................................................................             12,750       11.52                 147
   DVA Plus - Standard....................................................              9,739       11.47                 112
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................            215,681       11.44               2,466
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........            142,128       11.40               1,621
   Access - 7% Solution, Premium Plus - 7% Solution.......................            203,804       11.37               2,317
                                                                                                             -------------------
                                                                                                                        6,663



                                                                 30



NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                    UNIT            EXTENDED
                               DIVISION/CONTRACT                                     UNITS         VALUE              VALUE
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (IN THOUSANDS)

PIMCO HIGH YIELD BOND
Contracts in accumulation period:
   DVA 80.................................................................              1,147      $10.34                 $12
   DVA 100................................................................            151,044       10.31               1,557
   DVA Series 100.........................................................                951       10.25                  10
   DVA Plus - Standard....................................................            400,821       10.27               4,115
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          5,053,973       10.24              51,749
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          3,194,935       10.21              32,631
   Access - 7% Solution, Premium Plus - 7% Solution.......................          5,486,600       10.19              55,895
   Value..................................................................              8,722       10.33                  90
                                                                                                             -------------------
                                                                                                                      146,059
PIMCO STOCKSPLUS GROWTH AND INCOME
Contracts in accumulation period:
   DVA 80.................................................................                651       13.26                   9
   DVA 100................................................................            116,144       13.22               1,535
   DVA Series 100.........................................................                292       13.14                   4
   DVA Plus - Standard....................................................            284,260       13.16               3,742
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          4,797,771       13.13              62,999
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          4,371,570       13.10              57,257
   Access - 7% Solution, Premium Plus - 7% Solution.......................          7,320,301       13.06              95,636
   Value..................................................................              3,634       13.24                  48
                                                                                                             -------------------
                                                                                                                      221,230
APPRECIATION
Contracts in accumulation period:
   Granite PrimElite - Standard...........................................                711       18.47                  13
   Granite PrimElite - Annual Ratchet.....................................             52,802       18.36                 970
                                                                                                             -------------------
                                                                                                                          983
SMITH BARNEY HIGH INCOME
Contracts in accumulation period:
   Granite PrimElite - Standard...........................................              5,981       13.84                  83
   Granite PrimElite - Annual Ratchet.....................................             33,782       13.74                 464
                                                                                                             -------------------
                                                                                                                          547
SMITH BARNEY LARGE CAP VALUE
Contracts in accumulation period:
   Granite PrimElite - Standard...........................................              4,123       19.11                  79
   Granite PrimElite - Annual Ratchet.....................................             29,721       18.98                 564
                                                                                                             -------------------
                                                                                                                          643
SMITH BARNEY INTERNATIONAL EQUITY
Contracts in accumulation period:
   Granite PrimElite - Standard...........................................              2,572       23.78                  61
   Granite PrimElite - Annual Ratchet.....................................             20,133       23.61                 476
                                                                                                             -------------------
                                                                                                                          537
SMITH BARNEY MONEY MARKET
Contracts in accumulation period:
   Granite PrimElite - Standard...........................................             10,885       11.82                 129
   Granite PrimElite - Annual Ratchet.....................................             38,389       11.74                 450
                                                                                                             -------------------
                                                                                                                          579





                                                                 31



NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                    UNIT            EXTENDED
                               DIVISION/CONTRACT                                     UNITS         VALUE              VALUE
------------------------------------------------------------------------------- ------------------------------------------------
                                                                                                             (IN THOUSANDS)

INTERNATIONAL EQUITY
Contracts in accumulation period:
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................          4,666,041      $15.57             $72,629
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........          1,959,322       15.59              30,538
   Access - 7% Solution, Premium Plus - 7% Solution.......................          4,663,701       15.50              72,274
   Value..................................................................              8,033       15.97                 128
                                                                                                             -------------------
                                                                                                                      175,569
ASSET ALLOCATION
Contracts in accumulation period:
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................              4,460       10.70                  48
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........                832       10.70                   9
   Access - 7% Solution, Premium Plus - 7% Solution.......................              7,153       10.70                  76
                                                                                                             -------------------
                                                                                                                          133
EQUITY
Contracts in accumulation period:
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................              8,936       11.79                 105
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........             11,848       11.79                 140
   Access - 7% Solution, Premium Plus - 7% Solution.......................              4,420       11.78                  52
                                                                                                             -------------------
                                                                                                                          297

GROWTH & INCOME
Contracts in accumulation period:
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................              8,512       10.55                  90
   DVA Plus - 7% Solution, Access - Annual Ratchet &
     5.5% Solution, Premium Plus - Annual Ratchet & 5.5% Solution.........              1,122       10.55                  12
   Access - 7% Solution, Premium Plus - 7% Solution.......................                493       10.54                   5
                                                                                                             -------------------
                                                                                                                          107
HIGH QUALITY BOND
Contracts in accumulation period:
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................              2,756        9.93                  27
                                                                                                             -------------------
                                                                                                                           27
                                                                                ---------------              -------------------
COMBINED..................................................................        340,258,685                      $7,443,647
                                                                                ===============              ===================



                                                                 32

                      PART C -- OTHER INFORMATION

ITEM 24: FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

(a) (1) All financial statements are included in either the Prospectus or the Statement of Additional Information, as indicated therein.
    (2) Schedules I, III and IV follow. All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are omitted because they are not applicable or because the information is included elsewhere in the consolidated financial statements or notes thereto.


                                                             SCHEDULE I
                                                       SUMMARY OF INVESTMENTS
                                              OTHER THAN INVESTMENTS IN RELATED PARTIES
                                                       (DOLLARS IN THOUSANDS)

                                                                                                              BALANCE
                                                                                                                SHEET
   DECEMBER 31, 1999                                                             COST 1         VALUE          AMOUNT
-----------------------------------------------------------------------------------------------------------------------
   TYPE OF INVESTMENT
   Fixed maturities, available for sale:
    Bonds:
      United States government and governmental agencies and authorities..       $21,363       $21,103          $21,103
      Public utilities....................................................        53,754        51,315           51,315
      Corporate securities................................................       396,494       384,272          384,272
      Other asset-backed securities.......................................       207,044       203,577          203,577
      Mortgage-backed securities..........................................       179,397       175,054          175,054
                                                                           --------------------------------------------
      Total fixed maturities, available for sale..........................       858,052       835,321          835,321

   Equity securities:
      Common stocks: industrial, miscellaneous, and all other.............        14,952        17,330           17,330

   Mortgage loans on real estate..........................................       100,087                        100,087
   Policy loans...........................................................        14,157                         14,157
   Short-term investments.................................................        80,191                         80,191
                                                                           ---------------                -------------
   Total investments......................................................    $1,067,439                     $1,047,086
                                                                           ===============                =============


Note 1: Cost is defined as original cost for common stocks, amortized cost for bonds and short-term investments, and unpaid principal for policy loans and mortgage loans on real estate, adjusted for amortization of premiums and accrual of discounts.


                              SCHEDULE III
                    SUPPLEMENTARY INSURANCE INFORMATION
                          (DOLLARS IN THOUSANDS)

COLUMN A        COLUMN B     COLUMN C     COLUMN D    COLUMN E   COLUMN F
---------------------------------------------------------------------------
                                 FUTURE
                                 POLICY
                              BENEFITS,                   OTHER
                                LOSSES,                  POLICY
                 DEFERRED        CLAIMS                  CLAIMS  INSURANCE
                   POLICY           AND    UNEARNED         AND   PREMIUMS
              ACQUISITION          LOSS     REVENUE    BENEFITS        AND
SEGMENT             COSTS      EXPENSES     RESERVE     PAYABLE    CHARGES
---------------------------------------------------------------------------
                                                             POST-MERGER
---------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999:

Life insurance  $528,957    $1,033,701      $6,300         $8      $82,935

YEAR ENDED DECEMBER 31, 1998:

Life insurance   204,979       881,112       3,840         --       39,119

PERIOD OCTOBER 25, 1997 THROUGH
  DECEMBER 31, 1997:

Life insurance    12,752       505,304       1,189         10        3,834

                                                          POST-ACQUISITION
---------------------------------------------------------------------------
PERIOD JANUARY 1, 1997 THROUGH
  OCTOBER 24, 1997:

Life insurance       N/A           N/A         N/A        N/A       18,288



COLUMN A         COLUMN G    COLUMN H    COLUMN I   COLUMN J    COLUMN K
---------------------------------------------------------------------------

                                         AMORTIZA-
                             BENEFITS      TION OF
                              CLAIMS,     DEFERRED
                              LOSSES       POLICY
                   NET         AND         ACQUI-     OTHER
               INVESTMENT   SETTLEMENT     SITION   OPERATING   PREMIUMS
SEGMENT          INCOME      EXPENSES      COSTS    EXPENSES*    WRITTEN
---------------------------------------------------------------------------
                                                             POST-MERGER
---------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999:

Life insurance   $59,169    $182,221      $33,119   $(83,827)      --

YEAR ENDED DECEMBER 31, 1998:

Life insurance    42,485      96,968        5,148    (26,406)      --

PERIOD OCTOBER 25, 1997 THROUGH
  DECEMBER 31, 1997:

Life insurance     5,127       7,413          892      1,137       --

                                                          POST-ACQUISITION
---------------------------------------------------------------------------
PERIOD JANUARY 1, 1997 THROUGH
  OCTOBER 24, 1997:

Life insurance    21,656      19,401        1,674     20,234       --


* This includes policy acquisition costs deferred for first year commissions and interest bonuses, premium credit, and other expenses related to the production of new business. The costs related to first year interest bonuses and the premium credit are included in benefits claims, losses, and settlement expenses.


                                                        SCHEDULE IV
                                                        REINSURANCE

COLUMN A                                         COLUMN B      COLUMN C
----------------------------------------------------------------------------

                                                              CEDED TO
                                                   GROSS        OTHER
                                                  AMOUNT      COMPANIES
----------------------------------------------------------------------------
AT DECEMBER 31, 1999:
    Life insurance in force.................  $225,000,000    $119,575,000
                                             ===============================

AT DECEMBER 31, 1998:
    Life insurance in force.................  $181,456,000    $111,552,000
                                             ===============================

AT DECEMBER 31, 1997:
    Life insurance in force.................  $149,842,000     $96,686,000
                                             ===============================


                                                        SCHEDULE IV
                                                        REINSURANCE

COLUMN A                                      COLUMN D        COLUMN E    COLUMN F
------------------------------------------------------------------------------------
                                                                         PERCENTAGE
                                               ASSUMED                    OF AMOUNT
                                            FROM OTHER        NET           ASSUMED
                                             COMPANIES      AMOUNT          TO NET
------------------------------------------------------------------------------------
AT DECEMBER 31, 1999:
    Life insurance in force.................      --     $105,425,000           --
                                            ========================================

AT DECEMBER 31, 1998:
    Life insurance in force.................      --      $69,904,000           --
                                            ========================================

AT DECEMBER 31, 1997:
    Life insurance in force.................      --      $53,156,000           --
                                            ========================================


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EXHIBITS

(b) (1)    Resolution of the Board of Directors of Depositor authorizing the establishment of the Registrant (1)

    (2) Not Applicable

    (3)(a) Distribution Agreement between the Depositor and
            Directed Services, Inc. (1)
       (b) Form of Dealers Agreement (1)
       (c) Organizational Agreement (1)
       (d) Form of Assignment Agreement for Organizational Agreement (1)

    (4)(a) Individual Deferred Combination Variable and Fixed Annuity
            Contract (1)
       (b) Group Deferred Combination Variable and Fixed
            Annuity Certificate (1)
       (c) Individual Deferred Variable Annuity Contract (1)
       (d) Individual Retirement Annuity Rider Page (1)
       (e) ROTH Individual Retirement Annuity Rider (1)

    (5)(a) Individual Deferred Combination Variable and Fixed
            Annuity Application
       (b) Group Deferred Combination Variable and Fixed Annuity
            Enrollment Form
       (c) Individual Deferred Variable Annuity Application

    (6)(a) Certificate of Amendment of the Restated Articles of
            Incorporation of Golden American, dated (03/01/95) (1)
       (b) By-Laws of Golden American, dated (01/07/94) (1)
       (c) Resolution of the board of directors for Powers of Attorney, dated (04/23/99) (1)

    (7)    Not applicable

    (8)(a) Administrative Services Agreement between Golden American and Equitable Life Insurance Company of Iowa (1)
       (b) Service Agreement between Golden American and Directed
            Services, Inc. (1)
       (c) Asset Management Agreement between Golden American and
            ING Investment Management LLC (1)
       (d) Form of Participation Agreement between Golden American and the Evergreen Variable Annuity Trust
       (e) Reciprocal Loan Agreement between Golden American and
            ING America Insurance Holdings, Inc. (1)
       (f) Revolving Note Payable between Golden American and
            SunTrust Bank (1)
       (g) Surplus Note, dated 12/17/96, between Golden American and Equitable of Iowa Companies
       (h) Surplus Note, dated 12/30/98, between Golden American and Equitable Life Insurance Company of Iowa
       (i) Surplus Note, dated 09/30/99, between Golden American and ING AIH
       (j) Surplus Note, dated 12/08/99, between Golden American
            and First Columbine Life Insurance Company (1)
       (k) Surplus Note, dated 12/30/99, between Golden American
            and Equitable Life Insurance Company of Iowa (1)
       (l) Form of Service Agreement among Golden American and Evergreen Asset Management Corp., and First Capital Group

    (9)  Opinion and Consent of Myles R. Tashman
    (10) (a)  Consent of Sutherland Asbill & Brennan LLP
         (b)  Consent of Independent Auditors
         (c) Consent of Myles R. Tashman, incorporated in Item 9 of this Part C, together with the Opinion of Myles R. Tashman

    (11) Not applicable

    (12) Not applicable

    (13) Not Applicable

    (14) Not Applicable

    (15) Powers of Attorney

    (16) Subsidiaries of ING Groep N.V.

(1) Incorporated herein by reference to Pre-Effective Amendment No. 1 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on February 11, 2000
     (File Nos. 333-30180, 811-5626).

ITEM 25:  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                             Principal                 Position(s)
Name                      Business Address             with Depositor

Barnett Chernow          Golden American Life Ins. Co. President and
                         1475 Dunwoody Drive           Director
                         West Chester, PA  19380

Michael W. Cunningham    ING Insurance Operations      Director
                         5780 Powers Ferry Road
                         Atlanta, GA  30327-4390

Mark A. Tullis           ING Insurance Operations      Director
                         5780 Powers Ferry Road
                         Atlanta, GA  30327-4390

Phillip R. Lowery        ING Insurance Operations      Director
                         5780 Powers Ferry Road
                         Atlanta, GA  30327-4390

Myles R. Tashman         Golden American Life Ins. Co. Director, Executive
                         1475 Dunwoody Drive           Vice President, General
                         West Chester, PA  19380       Counsel and Secretary

James R. McInnis         Golden American Life Ins. Co. Executive Vice President
                         1475 Dunwoody Drive           and Chief Marketing
                         West Chester, PA  19380       Officer

Stephen J. Preston       Golden American Life Ins. Co. Executive Vice President
                         1475 Dunwoody Drive           and Chief Actuary
                         West Chester, PA  19380

Steven G. Mandel         Golden American Life Ins. Co. Senior Vice President and
                         1475 Dunwoody Drive           Chief Information Officer
                         West Chester, PA  19380

Ronald R. Blasdell       Golden American Life Ins. Co. Senior Vice President
                         1475 Dunwoody Drive
                         West Chester, PA  19380

E. Robert Koster         Golden American Life Ins. Co. Senior Vice President
                         1475 Dunwoody Drive           and Chief Financial
                         West Chester, PA  19380       Officer

David L. Jacobson        Golden American Life Ins. Co. Senior Vice President
                         1475 Dunwoody Drive           and Assistant Secretary
                         West Chester, PA  19380

William L. Lowe          Equitable of Iowa Companies   Senior Vice President,
                         909 Locust Street             Sales & Marketing
                         Des Moines, IA  50309

Gary F. Haynes           Golden American Life Ins. Co. Senior Vice President
                         1475 Dunwoody Drive           Operations
                         West Chester, PA  19380

Patricia M. Corbett      Equitable of Iowa Companies   Treasurer & Assistant
                         909 Locust Street             Vice President
                         Des Moines, IA  50309

Lawrence W. Porter, M.D. Equitable of Iowa Companies   Medical Director
                         909 Locust Street
                         Des Moines, IA  50309

ITEM 26: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Depositor owns 100% of the stock of a New York company, First Golden American Life Insurance Company of New York ("First Golden"). The primary purpose for the formation of First Golden is to offer variable products in the state of New York.

The following persons control or are under common control with the Depositor:

DIRECTED SERVICES, INC. ("DSI") - This corporation is a general business corporation organized under the laws of the State of New York, and is wholly owned by ING Groep N.V. ("ING") The primary purpose of DSI is to act as a broker-dealer in securities. It acts as the principal underwriter and distributor of variable insurance products including variable annuities as required by the SEC. The contracts are issued by the Depositor. DSI also has the power to carry on a general financial, securities, distribution, advisory or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation. DSI is also registered with the SEC as an investment adviser.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding stock is owned and controlled by ING. Various companies and other entities controlled by ING may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organizational chart.

The subsidiaries of ING, as of December 31, 1999 are included in this registration statement as Exhibit 16.

Item 27:  Number of Contract Owners

As of April 28, 2000, there are 41,634 qualified contract owners and 65,001 non-qualified contract owners in Golden American's Separate Account B.

ITEM 28: INDEMNIFICATION

Golden American shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Golden American as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Golden American may also, to the extent permitted by law, indemnify any other person who is or was serving Golden American in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Golden American or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 29: PRINCIPAL UNDERWRITER

(a) At present, DSI, the Registrant's Distributor, also serves as principal underwriter for all contracts issued by Golden American. DSI is the principal underwriter for Separate Account A of Golden American,
Separate Account B of Golden American, Alger Separate Account A of Golden American, Separate Account NY-B of First Golden, Separate Account A for Equitable Life Insurance Company of Iowa and The GCG Trust.

(b) The following information is furnished with respect to the principal officers and directors of Directed Services, Inc., the Registrant's Distributor. The principal business address for each officer and director following is 1475 Dunwoody Drive, West Chester, PA 19380-1478, unless otherwise noted.

Name and Principal             Positions and Offices
Business Address               with Underwriter
-------------------            ---------------------

James R. McInnis               President

Barnett Chernow                Director and Executive Vice President

Myles R. Tashman               Director, Executive Vice President,
                               Secretary and General Counsel

R. Lawrence Roth               Director
VESTAX Capital Corporation
1931 Georgetown Road
Hudson, OH 44236

Stephen J. Preston             Senior Vice President

Susan K. Wheat                 Treasurer
Equitable of Iowa Companies
909 Locust Street
Des Moines, IA 50309

David L. Jacobson              Senior Vice President


(c)
             1999 Net
Name of      Underwriting   Compensation
Principal    Discounts and       on       Brokerage
Underwriter  Commissions    Redemption  Commissions Compensation
-----------  ------------   ------------- ----------  -----------
DSI          $180,838,913       $0          $0           $0

ITEM 30: LOCATION OF ACCOUNTS AND RECORDS

Accounts and records are maintained by Golden American Life Insurance Company at 1475 Dunwoody Drive, West Chester, PA 19380 and by Equitable Life Insurance Company of Iowa, an affiliate, at 909 Locust Street, Des Moines, IA 50309.

ITEM 31: MANAGEMENT SERVICES

None.

ITEM 32: UNDERTAKINGS

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more that 16 months old so long as payments under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and,

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATIONS

1. The account meets definition of a "separate account" under federal securities laws.

2. Golden American Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                             SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf in the City of West Chester, and Commonwealth of Pennsylvania, on the 9th day of May, 2000.

                                     SEPARATE ACCOUNT B
                                      (Registrant)

                                By:  GOLDEN AMERICAN LIFE
                                     INSURANCE COMPANY
                                     (Depositor)

                                By:
                                     --------------------
                                     Barnett Chernow*
                                     President

Attest: /s/ Marilyn Talman
        ------------------------
         Marilyn Talman
         Vice President, Associate General Counsel
         and Assistant Secretary of Depositor

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 9, 2000.

Signature                          Title

                              President and Director
--------------------          of Depositor
Barnett Chernow*


                               Senior Vice President,
--------------------          Chief Financial Officer
E. Robert Koster*



                DIRECTORS OF DEPOSITOR


-----------------------
Myles R. Tashman*


-----------------------
Michael W. Cunningham*


-----------------------
Phillip R. Lowery*


-----------------------
Mark A. Tullis*


       By: /s/ Marilyn Talman     Attorney-in-Fact
           -----------------------
           Marilyn Talman
_______________________
*Executed by Marilyn Talman on behalf of those indicated pursuant to Power of Attorney

                                  EXHIBIT INDEX

ITEM      EXHIBIT                                                  PAGE #
----      -------                                                  ------

5(a)      Individual Deferred Combination Variable and
          Fixed Annuity Application                                EX-99.B5A

5(b)      Group Deferred Combination Variable and
          Fixed Annuity Enrollment Form                            EX-99.B5B

5(c)      Individual Deferred Variable Annuity Application         EX-99.B5C

8(d)      Form of Participation Agreement between Golden           EX-99.B8D
          American and Evergreen Variable Annuity Trust

8(g)      Surplus Note between GALIC and EIC, 12/17/96             EX-99.B8G

8(h)      Surplus Note between GALIC and ELIC, 12/30/98            EX-99.B8H

8(i)      Surplus Note between GALIC and ING AIH, 09/30/99         EX-99.B8I

8(l)      Form of Service Agreement among Golden American          EX-99.B8L
          and Evergreen Asset Management Corp., and First
          Capital Group

9         Opinion and Consent of Myles R. Tashman                  EX-99.B9

10(a)     Consent of Sutherland Asbill & Brennan                   EX-99.B10A

10(b)     Consent of Ernst & Young LLP, Independent Auditors       EX-99.B10B

15        Powers of Attorney                                       EX-99.B15

16        Subsidiaries of the ING Groep N.V.                       EX-99.B16